                                                     Registration Nos. 333-_____
                                                                        811-1990

                As filed with the Commission on December 31, 2002
                     --------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         Pre-Effective Amendment No. ___                       ___
         Post-Effective Amendment No.___                       ___

                                     and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         Amendment No.  24                                     X
                       ----                                   ---

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                           (Exact Name of Registrant)

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              2727-A Allen Parkway
                            Houston, Texas 77019-2191
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (713) 831-8470
               (Depositor's Telephone Number, including Area Code)

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                    2929 Allen Parkway, Houston, Texas 77019
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  Continuous

It is proposed that the filing will become effective (check appropriate box)

         [_] immediately upon filing pursuant to paragraph (b) of Rule 485
         [_] on (date) pursuant to paragraph (b) of Rule 485
         [_] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
         [_] on (date) pursuant to paragraph (a)(1) of Rule 485
         [_] 75 days after filing pursuant to paragraph (a)(2) on (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

         [_] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
         Units of interest in American General Life Insurance Company Separate Account VA-2 under variable annuity contracts

          AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VA-2

               PROSPECTUS -- INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                    P. O. Box 1401, Houston, Texas 77251-1401
                       1 (800) 231-0105; 1 (713) 831-3310
                        Hearing impaired: 1(888) 436-5257

This prospectus describes three individual variable annuity contracts issued by American General Life Insurance Company ("AGL") through American General Life Insurance Company Separate Account VA- 2. American General Life Insurance Company no longer sells the variable annuity contracts although owners of existing contracts may continue to make payments on those contracts.

Each variable annuity contract provides annuity payments that may vary with the investment performance of one of three subaccounts of American General Life Insurance Company Separate Account VA-2. AGL invests assets of each subaccount exclusively in shares of either the Stock Index Fund or the Money Market Fund of VALIC Company I, an open-end mutual fund. AGL does not guarantee any minimum value for amounts allocated to the subaccounts.

This prospectus sets forth the information that a contract owner should know before investing. Contract owners should keep this prospectus for future reference. A current prospectus for the designated investment portfolios of VALIC Company I must accompany this prospectus. Please read this prospectus in conjunction with the current prospectus for the VALIC Company I.

AGL has filed a statement of additional information having the same date as this prospectus with the Securities and Exchange Commission. The statement of additional information further describes the variable annuity contracts and American General Life Insurance Company Separate Account VA-2 and is incorporated herein by reference. To obtain a free copy of this document, write or call AGL at its Annuity Administrative Department - P. O. Box 1401, Houston, Texas 77251-1401, 1 (800) 231-0105; 1 (713) 831-3310. Hearing impaired: 1 (888)
436-5257.

THE CONTRACTS ARE NOT INSURED BY THE FDIC. THE FEDERAL RESERVE BOARD OR ANY SIMILAR AGENCY. THEY ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. AN INVESTMENT IN A VARIABLE ANNUITY IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

--------------------------------------------------------------------------------
             THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED
       OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS
            TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                 January 2, 2003

                                TABLE OF CONTENTS

Special Terms ......................................................................................    5

Fee Tables .........................................................................................    8
         Contract a Fee Table and Example ..........................................................    8
         Contract B Fee Table and Example ..........................................................   10
         Contract C Fee Table and Example ..........................................................   12

Summary ............................................................................................   14
         General Description .......................................................................   14
         The Fund ..................................................................................   15
         Charges under the Contracts ...............................................................   15
         Minimum Investment ........................................................................   16
         Redemption ................................................................................   16
         Death Benefits ............................................................................   17
         Settlement Options ........................................................................   17
         Termination by AGL ........................................................................   17
         Inquiries and Written Notices .............................................................   17

Condensed Financial Information ....................................................................   18

AGL, the Fund, and the Portfolios ..................................................................   19
         AGL .......................................................................................   19
         The Fund ..................................................................................   19
         The Portfolios ............................................................................   20

Description of the Contracts .......................................................................   21
         General ...................................................................................   21
                  Annuity Payments .................................................................   22
                  Changing Periodic Stipulated Payments ............................................   23
                  Assignment or Pledge .............................................................   23
                  Purchase Limits ..................................................................   24
                  Termination by AGL ...............................................................   24
                  Right to Revocation of Contract ..................................................   25
                  Transfers to Other Contracts .....................................................   25
                  Deductions and Charges under the Contracts .......................................   25
         Deferred Variable Annuity Accumulation Period .............................................   27
                  Crediting Accumulation Units .....................................................   27
                  Valuation of a Contract Owner's Contract .........................................   27
                  Value of the Accumulation Unit ...................................................   27
                  Redemption .......................................................................   28
                  Payment of Accumulated Value at Time of Death ....................................   29
                  Options upon Failure to Make Stipulated Payments .................................   30
                  Reinstatement ....................................................................   30

                  Change of Beneficiary or Mode of Payment of Proceeds; Death of Beneficiaries .....   30
                  Settlement Options ...............................................................   31
                  Transfer of Fixed-dollar Annuity Values to Acquire Variable
                           Annuity Accumulation Units ..............................................   35
                  Loans under Contract B ...........................................................   35
         Annuity Period ............................................................................   36
                  Electing Annuity Payments and Settlement Option; Commencement of
                           Annuity Payments ........................................................   36
                  The Annuity Unit .................................................................   37
                  Determination of Amount of First Monthly Annuity Payment (Deferred Variable
                           Annuity Contracts) ......................................................   37
                  Amount of Second and Subsequent Monthly Annuity Payments (Deferred Variable
                           Annuity Contracts) ......................................................   38
                  Determination of Amount of Annuity Payments (Immediate Variable Annuity
                           Contracts) ..............................................................   38
                  Assumed Net Investment Rate ......................................................   39

Federal Income Tax Status ..........................................................................   39
         General ...................................................................................   39
         Non-qualified Contracts ...................................................................   40
                  Purchase Payments ................................................................   40
                  Tax Deferral Before Annuity Commencement Date ....................................   40
                  Taxation of Annuity Payments .....................................................   40
                  Taxation of Partial Withdrawals and Total Surrenders .............................   41
                  Penalty Tax on Premature Distributions ...........................................   41
                  Payment of Death Proceeds ........................................................   41
                  Assignments and Loans ............................................................   41
                  Individual Retirement Annuities ("IRAs") .........................................   42
                  Purchase Payments ................................................................   42
                  Tax-free Rollovers ...............................................................   42
                  Distributions from an IRA ........................................................   43
         Roth Iras .................................................................................   44
                  Qualified Distributions from Roth Iras Are Entirely Tax-free .....................   44
         Simplified Employee Pension Plans .........................................................   44
         Simple Retirement Accounts ................................................................   44
         Tax-sheltered Annuities ...................................................................   45
         Other Qualified Plans .....................................................................   45
                  Purchase Payments ................................................................   45
                  Distributions Before the Annuity Commencement Date ...............................   45
                  Annuity Payments .................................................................   46
                  Self-employed Individuals ........................................................   46
         Private Employer Unfunded Deferred Compensation Plans .....................................   46
                  Purchase Payments ................................................................   46
                  Taxation of Distributions ........................................................   46
         Federal Income Tax Withholding and Reporting ..............................................   46
         Taxes Payable by AGL and the Separate Account .............................................   47

         Diversification Requirements ..............................................................   47
         Tax Changes ...............................................................................   48

Voting Privileges ..................................................................................   48

Distribution Arrangements ..........................................................................   49

Services Agreements ................................................................................   49

Reports to Owners ..................................................................................   49

Effect of Non-qualification ........................................................................   49

Yield Information ..................................................................................   50

Legal Proceedings ..................................................................................   50

Other Information on File ..........................................................................   51

Table of Contents of the Statement of Additional Information .......................................   51

The Contract Is Not Available in All States. This Prospectus Does Not Offer the Contracts in Any Jurisdiction Where They Cannot Be Lawfully Sold. You Should Rely Only on the Information Contained in this Prospectus, Sales Material We Have Approved or That We Have Referred You To. We Have Not Authorized Anyone to Provide You with Information That Is Different.

                                  SPECIAL TERMS

ACCUMULATION UNIT - A unit of measure used to determine the value of a Contract Owner's interest in a Subaccount prior to the initial Annuity Payment Date.

ADMINISTRATIVE OFFICE - The Administrative Office is the AGL Annuity Department,
P. O. Box 1401, Houston, Texas 77251-1401. The mailing address and telephone number are P. O. Box 1401, Houston, Texas 77251-1401, 1 (800) 231-0105; 1 (713)
831-3310. Hearing impaired: 1 (888) 436-5257.

AGL - American General Life Insurance Company.

ANNUITY PAYMENT DATE - The date AGL makes the first monthly Annuity Payment to the Variable Annuitant, and the same day of each month thereafter so long as the annuity is due. Depending on the Settlement Option elected, Annuity Payment Dates may occur on a periodic basis other than monthly.

ANNUITY PAYMENTS - Periodic payments made to a Variable Annuitant pursuant to a Contract. In certain circumstances, AGL may pay Annuity Payments to a Beneficiary after the death of a Variable Annuitant.

ANNUITY UNIT - A unit of measure used to determine the value of Annuity Payments after the first.

BENEFICIARY - The person or persons designated by the Contract Owner to whom any payment due on death is payable.

CASH VALUE - The value of all Accumulation Units or Annuity Units attributable to a Contract.

CODE - The Internal Revenue Code of 1986, as amended.

CONTRACT - One of the three individual variable annuity contracts issued by AGL through American General Life Insurance Company Separate Account VA-2 that is offered by this Prospectus ("Contract A," "Contract B," and "Contract C.")

CONTRACT ANNIVERSARY - An anniversary of the Effective Date of a Contract.

CONTRACT OWNER - Generally, the Contract Owner is the individual Variable Annuitant to whom AGL issues a Contract, or another person if the application for a Contract designates an owner other than the Variable Annuitant. In cases where a Contract is issued to a trustee of a qualified employees' trust or pursuant to a qualified annuity plan (Contract A or Contract C only), the Contract Owner will be the trustee or the employer establishing such trust or plan, and the employee named as the Variable Annuitant of such Contract is referred to herein as the employee. When the term "Contract Owner" is used in the context of voting rights, it includes the owners of all Contracts which depend in whole or in part on the investment performance of a Subaccount.

CONTRACT YEAR - Each twelve-month period starting with the Effective Date and each Contract Anniversary thereafter.

DEFERRED VARIABLE ANNUITY - An annuity contract that provides for Annuity Payments to commence at some future date. Included are periodic payment deferred contracts and single payment deferred contracts.

EFFECTIVE DATE - The date shown on the Schedule Page of a Contract as the date the first Contract Year begins.

FIXED-DOLLAR ANNUITY - An annuity contract that provides for Annuity Payments which remain fixed as to dollar amount throughout the Annuity Payment period.

FUND - American General Life Insurance Company Separate Account VA-2.

HOME OFFICE - our office at the following address and phone number: American General Life Insurance Company, Annuity Administration Department, 2929 Allen Parkway, A11-01, Houston, TX 77019; Mailing Address - P.O. Box 1401, Houston, Texas 77251-1401; 1-800-231-0105.

IMMEDIATE VARIABLE ANNUITY - An annuity contract that provides for Annuity Payments to commence immediately rather than at some future date.

INDIVIDUAL RETIREMENT ANNUITY - An annuity contract described in Section 408(b) of the Code. Individual Retirement Annuities may also qualify as Simplified Employee Pensions.

NON-QUALIFIED CONTRACTS - Contracts (either Contract B or Contract C) issued under Non-Qualified Plans.

NON-QUALIFIED PLANS - Retirement or deferred compensation plans or arrangements that do not receive favorable tax treatment under the Code.

PERIODIC STIPULATED PAYMENT CONTRACT - An annuity contract which provides that payments made to purchase the contract will be made in periodic instalments rather than in a single sum.

PORTFOLIO - A series of VALIC Company I, an open-end management investment company in which the Fund invests.

QUALIFIED CONTRACTS - Contracts (either Contract A or Contract C) issued under Qualified Plans.

QUALIFIED PLANS - Retirement plans that receive favorable tax treatment under the Code.

ROLLOVER CONTRIBUTION - A transfer pursuant to Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code.

SEC - Securities and Exchange Commission.

SETTLEMENT OPTION OR OPTIONS - Alternative terms under which payment of the amounts due in settlement of the Contracts may be received.

SIMPLIFIED EMPLOYEE PENSION - An Individual Retirement Annuity that meets the additional requirements of Section 408(k) of the Code.

SINGLE STIPULATED PAYMENT CONTRACT - An annuity contract which provides that the total payment to purchase the contract will be made in a single sum rather than in periodic instalments. Included are single payment immediate contracts and single payment deferred contracts.

STIPULATED PAYMENTS - The payment or payments to be made to AGL under a Contract.

SUBACCOUNT - A subdivision of the Fund, whose assets are invested in a corresponding Portfolio.

VALUATION DATE - The Valuation Date is each day the New York Stock Exchange is open for business except for a day that a Subaccount's corresponding Portfolio does not value its shares. AGL's Administrative Office will be open for business on any day that the New York Stock Exchange is open.

VALUATION PERIOD - The period commencing on a Valuation Date and ending on the next Valuation Date.

VARIABLE ANNUITANT - Any natural person with respect to whom a AGL has issued a Contract and a Variable Annuity has been, will be or (but for death) would have been effected thereunder. In certain circumstances, a Variable Annuitant may elect to receive Annuity Payments on a fixed-basis or a combination of a fixed and variable basis.

VARIABLE ANNUITY - An annuity contract which provides for a series of periodic annuity payments, the amounts of which may increase or decrease as a result of the investment experience of a separate account.

                                   FEE TABLES

The following pages present separate Fee Tables for each of the three Contracts. Each Fee Table assists Contract Owners in understanding the various fees and expenses that they bear directly or indirectly. Each table reflects expenses of the Fund as well as the Portfolios. Although the Contracts provide for certain administration fees, sales loads, or surrender or deferred sales charges, beginning in October 1998, AGL waived the imposition and receipt of all sales loads, surrender or deferred sales charges, and administration fees specified in the Contracts. AGL may make deductions from Stipulated Payments for any premium taxes payable by AGL on the amounts received from the sale of the Contracts. See "Premium Taxes." See "Charges under the Contracts" for a more detailed description of fees and expenses for each Contract.

                        CONTRACT A FEE TABLE AND EXAMPLE

Contract A - Owner Transaction Expenses (waived since October 1998)

         Sales Load Imposed on Purchases
                  (as a percentage of purchase payments)...........................    5.0%-Single Payment Contract /(1)/
                  .................................................................    6.0%-Periodic Payment Contract /(1)/
         Administration Fee (as a percentage of purchase payments).................    4.0%-Single Payment Contract /(2)/
                  .................................................................    3.0%-Periodic Payment Contract /(2)/

Subaccount A - Annual Expenses (as a percentage of average net assets)

         Mortality Fees ...........................................................   0.90%
         Expense Risk Fees.........................................................   0.10%
                                                                                     ------
         Total Subaccount A Annual Expenses........................................   1.00%

Portfolio (Stock Index Fund) - Annual Expenses
         (as a percentage of purchase payments)

         Management Fees...........................................................   0.26%
         Other Expenses (after expense limitations or reimbursements)..............   0.12%
         Total Portfolio Annual Expenses (after expense limitations
                  or reimbursements)...............................................   0.38%

Total Subaccount A, Contract A and Portfolio Annual Expenses.......................  10.38%-Single Payment Contract /(3)/
                  .................................................................  10.38%-Periodic Payment Contract /(3)/

----------
/(1)/ Currently, there is no Sales Load for Contract A as a result of a waiver of this specified Contract charge. However, AGL reserves the right to charge: (1) in the case of a Single Stipulated Payment Contract, a deduction equal to 5% of the total single payment for sales expenses; and (2) in the case of Periodic Stipulated Payment Contracts, a deduction equal to 6% of each periodic payment for sales expenses.

/(2)/ Currently, there is no Administration Fee as a result of a waiver of this specified Contract charge, However, AGL reserves the right to charge: (1) in the case of a Single Stipulated Payment Contract, a deduction equal to 4% (with a maximum of $100) of the total single payment for administrative expenses; and (2) in the case of Periodic Stipulated Payment Contracts, a deduction equal to 3% of each periodic payment for administrative expenses.

/(3)/ AGL has implemented an expense limitation whereby the Subaccount's total annual expenses (as a percentage of average net assets), will not exceed 1.44%, which was the total annual expenses (as a percentage of average net assets) for the year ended December 31, 2001 of the separate account that issued Contract A.

EXAMPLE

Whether or not you surrender or annuitize your Contract A at the end of the applicable time period, you would pay the following expenses (based on expenses for the year ended December 31, 2001) on a $1,000 investment, assuming a 5% annual return on assets and assuming the continuation of any fee waivers, expense limitations or reimbursements, described in the "Fee Table" section of this prospectus:

                                                  1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                  ------    -------    -------    --------
          Single Stipulated Payment Contract       $ 13      $ 41       $ 71       $ 157
          Periodic Stipulated Payment Contract     $ 13      $ 41       $ 71       $ 157

PLEASE DO NOT CONSIDER THIS EXAMPLE AS A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The example assumes that a single Stipulated Payment of $1,000 is made at the beginning of the periods shown. (It should be noted that AGL will not actually issue a Single Stipulated Payment Contract unless the single payment is at least $2,500.) This assumption applies even with respect to Periodic Stipulated Payment Contracts, which would normally require additional payments. The example also assumes a constant investment return of 5% and the expenses might be different if the return of the Subaccount averaged 5% over the periods shown but fluctuated during such periods. The amounts shown in the example represent the aggregate amounts that would be paid over the life of a Contract if the Contract were surrendered at the end of the applicable time periods.

                        CONTRACT B FEE TABLE AND EXAMPLE

Contract B - Owner Transaction Expenses (waived since October 1998)

         Sales Load Imposed on Purchases
                  (as a percentage of purchase payments)...................     5.00%-Single Payment Contract /(4)/
                  .........................................................     4.33%-Periodic Payment Contract /(4)/
         Administration Fee................................................     $100-Single Payment Contract /(4)/
                  .........................................................     4.67% (as a percentage of purchase payments)
                                                                                -Periodic Payment Contract /(4)/

Subaccount B - Annual Expenses (as a percentage of average net assets)

         Mortality Fees ...................................................     0.90%
         Expense Risk Fees.................................................     0.10%
                                                                               ------
         Total Subaccount B Annual Expenses................................     1.00%

Portfolio (Stock Index Fund) - Annual Expenses
         (as a percentage of purchase payments)

         Management Fees...................................................     0.26%
         Other Expenses (after expense limitations or reimbursements)......     0.12%
         Total Portfolio Annual Expenses (after expense
                  limitations or reimbursements)...........................     0.38%

Total Subaccount B, Contract B and Portfolio Annual Expenses...............     6.38%+$100-Single Payment Contract /(5)/
                  .........................................................    10.38%-Periodic Payment Contract /(5)/

----------
/(4)/ Currently, there are no separate sales or administrative expenses for Contract B as a result of a waiver of these specified charges. However, AGL reserves the right to charge: in the case of a Single Stipulated Payment Contracts, a maximum sales load is 5% of the total single payment, and a maximum administration fee is $100. And, over the entire life of a 12-year Periodic Stipulated Payment Contract, total deductions equal to 9% of all periodic payments would be made (4.33% for sales expenses, 4.67% for administrative expenses.)

/(5)/ AGL has implemented an expense limitation whereby the Subaccount's total annual expenses (as a percentage of average net assets), will not exceed 1.44%, which was the total annual expenses (as a percentage of average net assets) for the year ended December 31, 2001 of the separate account that previously issued Contract B.

EXAMPLE

Whether or not you surrender or annuitize your Contract B at the end of the applicable time period, you would pay the following expenses (based on expenses for the year ended December 31, 2001) on a $1,000 investment, assuming a 5% annual return on assets, and assuming the continuation of any fee waivers described in the "Fee Table" section of this prospectus:

                                                  1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                  ------    -------    -------    --------
          Single Stipulated Payment Contract       $ 13      $ 41       $ 71       $ 157
          Periodic Stipulated Payment Contract     $ 13      $ 41       $ 71       $ 157

PLEASE DO NOT CONSIDER THIS EXAMPLE AS A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The example assumes that a single Stipulated Payment of $1,000 is made at the beginning of the periods shown. (It should be noted that AGL will not actually issue a Single Stipulated Payment Contract unless the single payment is at least $2,500.) This assumption applies even with respect to Periodic Stipulated Payment Contracts, which would normally require additional payments. The example also assumes a constant investment return of 5% and the expenses might be different if the return of the Subaccount averaged 5% over the periods shown but fluctuated during such periods. The amounts shown in the example represent the aggregate amounts that would be paid over the life of a Contract if the Contract were surrendered at the end of the applicable time periods.

                        CONTRACT C FEE TABLE AND EXAMPLE

Contract C - Owner Transaction Expenses (waived since October 1998)

         Maximum Sales Load (as a percentage of purchase payments)...........       6.0%-Single Payment Contract /(6)/
                  ...........................................................       8.0%-Periodic Payment Contract /(6)/
         Maximum Administration Fee  (as a percentage of purchase
          payments)..........................................................       $30 + $1.00 per a payment for a Periodic
                                                                                     Payment Contract or a one-time $100 charge
                                                                                     for a Single Payment Contract /(7)/

Subaccount C - Annual Expenses (as a percentage of average net assets)

         Mortality Fees .....................................................      0.90%
         Expense Risk Fees...................................................      0.16%
                                                                                 -------
         Total Subaccount C Annual Expenses..................................      1.06%

Portfolio (Money Market Fund) - Annual Expenses
         (as a percentage of purchase payments)

         Management Fees.....................................................      0.50%
         Other Expenses (after expense limitations or reimbursements)
         Total Portfolio Annual Expenses (after expense .....................      0.10%
                                                                                 -------
                  limitations or reimbursements)/(8)/........................      0.60%

Total Subaccount C, Contract C and Portfolio Annual Expenses
 (after expense limitations)/(9)/............................................      7.66%-Single Payment Contract
                  ...........................................................      8.66% + $30 + $1.00 (per a periodic payment)
                                                                                   -Periodic Payment Contract

----------
/(6)/ Currently, there is no Sales Load for Contract C as a result of a waiver of this specified contract charge. However, AGL reserves the right to charge a contingent deferred sales charge, applied against the lesser of the Cash Value or Stipulated Payments made during the immediately preceding 72 months, deducted in the event of certain redemptions. In the case of Periodic Stipulated Payment Contracts, such charges for total redemptions would start at 8% for the first three Contract Years and then decline by 2% increments per year through the sixth Contract Year, with no such charge being imposed after the end of the sixth Contract Year. In the case of Single Stipulated Payment Contracts, such charges for total redemptions would start at 6% for the first two Contract Years and then decline by 2% increments per year through the fourth Contract Year, with no such charge being imposed after the end of the fourth Contract Year.

/(7)/ Currently, there is no Administration Fee as a result of a waiver of this specified Contract charge. However, AGL reserves the right to charge a deduction of $20 per Contract Year (subject to increase by AGL to a maximum of $30 per Contract Year) and a transaction fee of $1.00 per Stipulated Payment ($.50 if by Bank Draft or by employer or military preauthorized automatic deduction from compensation) in the case of Periodic Stipulated Payment Contracts, and a one-time deduction of $100 in the case of Single Stipulated Payment Contracts, would be made from Stipulated Payments for administrative expenses.

/(8)/ For the Money Market Fund, Management Fees, Other Expenses and Total Portfolio Expenses as shown for fiscal year 2001 would have been 0.50%, 0.12% and 0.62%, respectively, without certain voluntary fee waivers and expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 2001 fees and expenses.

/(9)/ AGL implemented an expense limitation whereby the Subaccount's total annual expenses (as a percentage of average net assets), will not exceed 1.44%, which was the total annual expenses (as a percentage of average net assets) for the year ended December 31, 2001 of the separate account that previously issued Contract C (Franklin Life Money Market Variable Annuity Fund C). Absent this expense limitation, the total Subaccount C and Portfolio annual expenses (as a percentage of average net assets) would have been 1.615%. See "Summary -- Charges Under the Contracts."

EXAMPLE

Whether or not you surrender or annuitize your Contract C at the end of the applicable time period, you would pay the following expenses (based on expenses for the year ended December 31, 2001) on a $1,000 investment, assuming a 5% annual return on assets and assuming the continuation of any fee waivers described in the "Fee Table" section of this prospectus:

                                                  1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                  ------    -------    -------    --------
          Single Stipulated Payment Contract       $ 15      $ 45       $ 78       $ 171
          Periodic Stipulated Payment Contract     $ 15      $ 45       $ 78       $ 171

PLEASE DO NOT CONSIDER THIS EXAMPLE AS A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The example assumes that a single Stipulated Payment of $1,000 is made at the beginning of the periods shown. (It should be noted that AGL will not actually issue a Single Stipulated Payment Contract unless the single payment is at least $2,500.) This assumption applies even with respect to Periodic Stipulated Payment Contracts, which would normally require additional payments. The example also assumes a constant investment return of 5% and the expenses might be different if the return of the Subaccount averaged 5% over the periods shown but fluctuated during such periods. The amounts shown in the example represent the aggregate amounts that would be paid over the life of a Contract if the Contract were surrendered at the end of the applicable time periods.

                                     SUMMARY

GENERAL DESCRIPTION

This prospectus provides Contract Owners with information regarding the three separate variable annuity contracts that AGL offers through this prospectus. Each Contract is a variable annuity contract issued through the Fund by AGL that is designed to assist in retirement planning for individuals:

          . Contract A is used in connection with certain qualified plans and trusts accorded special tax treatment or as individual retirement annuities under the Code.

          . Contract B is designed for retirement planning for individuals, and is NOT for use in connection with employer-related plans or qualified plans and trusts (including individual retirement annuities) accorded special tax treatment under the Code.

          . Contract C is used as an individual retirement annuity or in connection with trusts and retirement or deferred compensation plans that may or may not qualify for special federal tax treatment under the Code. See "Federal Income Tax Status," below.

AGL NO LONGER ISSUES NEW CONTRACTS ALTHOUGH PAYMENTS ARE STILL ACCEPTED ON EXISTING CONTRACTS. Because the Contracts are similar in many respects, this prospectus includes one description of provisions that apply to each of the Contracts once. The prospectus includes separate descriptions for provisions that differ among the Contracts. This summary provides a concise description of the more significant aspects of each Contract. This prospectus, the related Statement of Additional Information, and each Contract provide further detail. Separate prospectuses describe the Portfolios. Please contact our Administrative Office for further information.

AGL offered two types of each Contract:

          . Immediate Variable Annuities, where Annuity Payments to the Variable Annuitant commence immediately, and

          . Deferred Variable Annuities, where Annuity Payments to the Variable Annuitant commence in the future.

Immediate Variable Annuities could only be purchased with a single Stipulated Payment, and Deferred Variable Annuities could be purchased either with periodic Stipulated Payments or with a single Stipulated Payment.

The basic purpose of each Contract is to provide Annuity Payments that will commence on the initial Annuity Payment Date selected by the Contract Owner and may vary with the investment performance of a designated Subaccount of American General Life Insurance Company Separate Account VA-2. AGL is the issuer of the Contracts and the obligations under the Contracts are AGL's obligations. AGL does not guarantee any minimum value for amounts allocated to the Subaccounts.

THE FUND

The Fund is a unit investment trust that currently has three Subaccounts:

          . Subaccount A, which holds payments by owners of Contract A and values with respect to Contract A;

          . Subaccount B, which holds payments by owners of Contract B and values with respect to Contract B; and

          . Subaccount C, which holds payments by owners of Contract C and values with respect to Contract C.

Prior to April 30, 1999, each Contract was issued through a different management company separate account established by The Franklin Life Insurance Company ("The Franklin"): Contract A was issued through Franklin Life Variable Annuity Fund A (the predecessor to the Fund), Contract B was issued through Franklin Life Variable Annuity Fund B, and Contract C was issued through Franklin Life Money Market Variable Annuity Fund C.

Pursuant to a set of transactions approved by Contract Owners in April of 1999, Franklin Life Variable Annuity Fund A: (1) was renamed "Franklin Life Variable Annuity Fund"; (2) was consolidated with Franklin Life Variable Annuity Fund B and Franklin Life Money Market Variable Annuity Fund C; and (3) was converted from a management investment company into a unit investment trust having separate Subaccounts corresponding to each of the three Contracts.

Prior to December 31, 2002, the Fund was a separate account of The Franklin, created on November 5, 1969, under Illinois law. On December 31, 2002, and in conjunction with the merger of AGL and The Franklin, the Fund became a separate account of AGL under Texas law.

Each Subaccount invests exclusively in shares of a certain Portfolio of VALIC Company I, an open-end management investment company as follows:

          . assets of Subaccount A and Subaccount B are invested in the Stock Index Fund of VALIC Company I; and

          . assets of Subaccount C are invested in the Money Market Fund of VALIC Company I.

The Cash Value of payments allocated to American General Life Insurance Company Separate Account VA-2 will vary with the investment performance of the Subaccounts and AGL does not guarantee the Cash Value.

CHARGES UNDER THE CONTRACTS

The separate Fee Tables that appear immediately before this summary illustrate the charges applicable to each Contract. These charges also are described below under "Deductions and Charges Under the Contracts." Although the Contracts provide for certain administration fees, sales loads, or surrender or deferred sales charges, beginning in October 1998, AGL waived the imposition and receipt of all sales loads, surrender or deferred sales charges, and administration fees specified in the Contracts. AGL will not reimpose these waived charges and fees. In addition, AGL implemented an expense limitation whereby each Subaccount's total annual expenses (as a percentage of average net assets), will not exceed the total annual expenses (as a percentage of average net assets) for the year ended December 31, 1998 of the separate account that previously issued the Contract. The following is a summary of the remaining charges associated with each Contract.

          . MORTALITY AND EXPENSE RISK CHARGES. For Contract A and Contract B, AGL assesses a daily charge of 1.002% of net asset value on an annual basis against Subaccount A and Subaccount B (consisting of 0.900% for AGL's assurances of annuity rates or mortality factors and 0.102% for AGL's assurances of expense factors). The charges for annuity rate, mortality assurances and expense assurances associated with Contract C total 1.065% on an annual basis and are made daily against the net asset value of Subaccount C (0.900% for AGL's assurance of annuity rates or mortality factors and 0.165% for AGL's assurances of expense factors). See "Mortality and Expense Risk Charge," on page 26 of the Prospectus.

          . PORTFOLIO EXPENSES. The investment experience of each Subaccount reflects that of the Portfolio whose shares it holds. The investment experience of each Portfolio reflects its fees and other operating expenses. Please read the prospectuses of the Portfolios for details.

          . PREMIUM TAXES. The various jurisdictions in which AGL is transacting business regarding the Contracts charge premium taxes ranging up to 5% of the premiums received by AGL from the sale of the Contracts. AGL deducts the amount of such taxes from the Stipulated Payments at the time any premium taxes are payable.

MINIMUM INVESTMENT

Subject to limited exceptions, the minimum single Stipulated Payment is $2,500. The minimum Periodic Stipulated Payment Contract sold is one under which the annual payments are currently $120 (for Contract A and Contract B) or $360 (for Contract C), and the minimum of each monthly Stipulated Payment is currently $10 (for Contract A and Contract B) or $30 (for Contract C). See "Purchase Limits" on page 24 of the Prospectus.

REDEMPTION

Prior to the death of the Variable Annuitant and prior to the Contract's initial Annuity Payment Date, a Contract Owner under a Deferred Variable Annuity Contract may redeem all or part of the Contract and receive the Cash Value less federal income tax withholding, if applicable. The Cash Value is equal to the number of Accumulation Units credited to the part of the Contract redeemed multiplied by the value of an Accumulation Unit at the end of the Valuation Period in which AGL receives the redemption request. Under Contract A and Contract C, any redemption will be subject to any limitations on early settlement contained in an applicable Qualified Plan and subject to limitations on early withdrawals imposed in connection with Section 403(b) annuity purchase plans (see "Federal Income Tax Status," below). Partial redemptions under Contract C must be in amounts of at least $500. For information as to Accumulation Units, see "Value of the Accumulation Unit," below.

Subject to certain limitations, a Contract Owner may elect to have all or a portion of the amount due upon a total redemption of a Contract applied under certain Settlement Options or applied toward the purchase of other annuity or insurance products offered by AGL, subject to SEC regulatory authority that may restrict or prohibit the purchase of other annuity or insurance products offered by AGL. Redemptions may have adverse income tax consequences including possible Federal tax penalties. See "Redemption," "Transfers to Other Contracts," "Settlement Options," and "Federal Income Tax Status," below.

DEATH BENEFITS

AGL will pay death benefits to the surviving Beneficiary if a Variable Annuitant dies before the initial Annuity Payment Date. The death benefits payable will be the Cash Value of a Contract determined as of the Valuation Date on which AGL receives written notice of death. See "Payment of Accumulated Value at Time of Death," below.

SETTLEMENT OPTIONS

At any time prior to the initial Annuity Payment Date and during the Variable Annuitant's lifetime, the Contract Owner may elect to have all or a portion of the amount due in settlement of a Contract applied under any of the available Settlement Options. A Contract Owner may select available Settlement Options on a fixed or variable basis or a combination thereof. Certain Settlement Options are subject to satisfactory proof of age of the person or persons to whom the Annuity Payments are to be made. See "Settlement Options," below.

TERMINATION BY AGL

AGL currently reserves the right to terminate Contracts if Stipulated Payments are less than $120 (for Contract A and Contract B) or $360 (for Contract C) in each of three consecutive Contract Years (excluding the first Contract Year), and if the Cash Value is less than $500 at the end of such three-year period. For Contract A and Contract C, different termination provisions apply in the case of Individual Retirement Annuities. See "Termination by AGL," below.

INQUIRIES AND WRITTEN NOTICES

Please contact the Administrative Office with any inquiry regarding a Contract, procedures or other matters, and any written notice or request. Our Administrative Office is located at P.O. Box 1401, Houston, Texas 77251-1401. The telephone number is 1-800-231-0105. All inquiries and requests should include the Contract number, the Contract Owner's name and signature, and the Variable Annuitant's name.

Before October 1, 2002, the name of the principal underwriter and distributor of the Contracts was Franklin Financial Services Corporation ("FFSC"). On October 1, 2002, FFSC changed its name to American General Equity Services Corporation ("AGESC"). AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. For a period of time we may provide you with confirmations, reports and other materials that bear the former name of the principal underwriter and distributor. See "Legal Proceedings" on page 50 of this Prospectus and the "Distribution of the Contracts" section of the Statement of Additional Information for additional information about AGESC.

                         CONDENSED FINANCIAL INFORMATION

The following condensed financial information shows the value of an Accumulation Unit and how it has changed during the past 10 years. The information is derived from the financial statements for American General Life Insurance Company Separate Account VA-2 (the separate account that held values with respect to Contract A during the past 10 years), American General Life Insurance Company Separate Account VA-2 (the separate account that held values with respect to Contract B during the past 10 years), and Franklin Life Money Market Variable Annuity Fund C (the separate account that held values with respect to Contract C during the past 10 years). Please read the information in conjunction with the financial statements, related notes and other financial information in the Statement of Additional Information.

                                                                      YEAR ENDED DECEMBER 31
                                                                      ----------------------
                                               2001         2000         1999         1998         1997         1996
                                            ----------   ----------   ----------   ----------   ----------   ----------
SUBACCOUNT A
Accumulation Unit value at                  $  120.632   $  132.575   $  123.031   $   98.429   $   81.485   $   69.200
 beginning of year

Accumulation Unit value at end              $  104.203   $  120.632   $  132.575   $  123.031   $   98.429   $   81.485
 year

Number of Accumulation Units                    78,015       85,286       99,547      109,896      124,714      139,945
 outstanding at end of year

SUBACCOUNT B

Accumulation Unit value at                  $  140.558   $  154.475   $  147.176   $  110.589   $   86.875   $   73.016
 beginning of year

Accumulation Unit value at end              $  121.415   $  140.558   $  154.475   $  147.176   $  110.589   $   86.875
 year

Number of Accumulation Units                     9,783        9,974       10,551       13,839       16,323       18,648
 outstanding at end of year

SUBACCOUNT C

Accumulation Unit value at                  $   26.698   $   25.414   $   24,594   $   23.733   $   22.866   $   22.030
 beginning of year

Accumulation Unit value at end              $   27.468   $   26.698   $   25.414   $   24.594   $   23.733   $   22.866
 year

Number of Accumulation Units                    36,941       47,740       54,370       62,851       80,944       87,386
 outstanding at end of year

                                                         YEAR ENDED DECEMBER 31
                                                         ----------------------
                                               1995         1994         1993         1992
                                            ----------   ----------   ----------   ----------
SUBACCOUNT A
Accumulation Unit value at                  $   53.988   $   53.593   $   53.023   $   51.912
 beginning of year

Accumulation Unit value at end              $   69.200   $   53.988   $   53.593   $   53.023
 year

Number of Accumulation Units                   150,474      172,507      198,763      217,948
 outstanding at end of year

SUBACCOUNT B

Accumulation Unit value at                  $   57.630   $   57.854   $   55.693   $   54.103
 beginning of year

Accumulation Unit value at end              $   73.016   $   57.630   $   57.854   $   55.693
 year

Number of Accumulation Units                    21,059       23,165       26,542       29,973
 outstanding at end of year

SUBACCOUNT C

Accumulation Unit value at                  $   21.136   $   20.593   $   20.270   $   19.819
 beginning of year

Accumulation Unit value at end              $   22.030   $   21.136   $   20.593   $   20.270
 year

Number of Accumulation Units                   104,641      132,646      159,929      210,310
 outstanding at end of year

FINANCIAL STATEMENTS - The Statement of Additional Information includes financial statements for the Fund and AGL and the reports of the independent auditors for the Fund and AGL. We are required to include several additional financial statements in the Statement of Additional Information because of the December 31, 2002 merger of All American Life Insurance Company, American Franklin and The Franklin Life Insurance Company into AGL. These additional financial statements are those of All American Life Insurance Company, American Franklin, The Franklin Life Insurance Company, and proforma financial statements of AGL at December 31, 2001 reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

                        AGL, THE FUND, AND THE PORTFOLIOS

AGL

AMERICAN GENERAL LIFE INSURANCE COMPANY:

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. AGL is obligated to pay all amounts promised to Contract owners under the Contracts. These commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

     On December 31, 2002 an affiliate of AGL, The Franklin merged with AGL. Prior to this date, the Contracts were issued by The Franklin.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

THE FUND

AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VA-2

     Separate Account VA-2 (the "Separate Account") is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). Prior to December 31, 2002, the Separate Account was a separate account of The Franklin, created on November 5, 1969 under Illinois law. On December 31, 2002, and in conjunction with the merger of AGL and The Franklin, the Separate Account became a separate account of AGL under Texas law.

     The assets in the Separate Account are our property. The assets in the Separate Account would be available only to satisfy the claims of Contract Owners to the extent they have allocated their accumulation value to the Separate Account. Our other creditors could reach only those Separate Account assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to the Separate Account.

     Income, gains and loses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of AGL's other assets.

THE PORTFOLIOS

VALIC Company I was incorporated in Maryland on December 7, 1984. It is an open-end management investment company registered under the 1940 Act. Additional information about VALIC Company I is contained in VALIC Company I's prospectus, which accompanies this Prospectus, and in its statement of additional information referred to therein, copies of which may be obtained from our Annuity Administration Department. Shares of VALIC Company I are currently sold to Separate Account A, AGL's Separate Account B, AGL's Separate Account D, AGL's Separate Account VL-R, The United States Life Insurance Company in the City of New York's ("USL") Separate Account USL VL-R, USL's Separate Account USL VA-R, and The Variable Annuity Life Insurance Company's ("VALIC") Separate Account A, which also fund variable annuity contracts. VALIC also owns shares of certain funds of the VALIC Company I directly. Retirement Plans maintained by VALIC and American General Corporation may own shares of certain funds.

We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict.

For example, violation of the federal tax laws by one separate account investing in VALIC Company I could cause the contracts funded through another separate account to lose their tax deferred status. Such a result might require us to take remedial action. A separate account may have to withdraw its participation in VALIC Company I if a material irreconcilable conflict arises among separate accounts. In such event, VALIC Company I may have to liquidate portfolio securities at a loss to pay for a separate account's redemption of VALIC Company I shares. At the same time, VALIC Company I, the Funds' Board of Directors and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, to take to remedy or eliminate the conflict.

We automatically reinvest any dividends or capital gain distributions that we receive on shares of the Funds held under Contracts. We reinvest at the Funds' net asset value on the date payable. Dividends and distributions will reduce the net asset value of each share of the corresponding Fund and increase the number of shares outstanding of the Fund by an equivalent value. However, these dividends and distributions do not change your Accumulated Value.

Overall responsibility for managing the affairs of Series I and overseeing its investment adviser rests with its elected board of directors.

VALIC serves as investment adviser to each of the Funds pursuant to investment advisory agreements with VALIC Company I. VALIC is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. VALIC is also the depositor of VALIC's Separate Account A. For serving as investment adviser, each Fund pays VALIC a monthly fee based on that Fund's average monthly net asset value as set forth in VALIC Company I's prospectus under "Investment Management."

The current prospectus of VALIC Company I contains more detailed information about each of the Funds in which the Divisions invest, including investment objectives and policies, charges and expenses. You may obtain additional copies of the current prospectus of VALIC Company I by contacting our Annuity Administration Department. You should read the prospectus carefully before investing.

                          DESCRIPTION OF THE CONTRACTS

GENERAL

The description of the Contracts contained in this prospectus is qualified in its entirety by reference to the respective Contract, a copy of which is available upon request from our Administrative Office. Unless otherwise indicated in this prospectus, the discussion of the Contracts herein refers to Variable Annuity Contracts, or to the Variable Annuity portion in cases where both a Variable Annuity and a Fixed-Dollar Annuity are provided in the same Contract, and not to any Fixed-Dollar Annuity. Provisions relating to a Fixed-Dollar Annuity and a Variable Annuity are separate, and neither is dependent upon the other in its operation.

AGL designed the three Contracts offered by this prospectus primarily to assist in retirement planning for individuals. The Contracts provide Annuity Payments for life commencing on a selected Annuity Payment Date, but other Settlement Options are available. The amount of the Annuity Payments may vary with the investment performance of the specified Subaccount of the Fund.

For each of the three Contracts, AGL offers two types of Contracts pursuant to this prospectus: those under which Annuity Payments to the Variable Annuitant commence immediately - "Immediate Variable Annuities" - and those under which Annuity Payments to the Variable Annuitant commence in the future - "Deferred Variable Annuities." Deferred Variable Annuities could be purchased either with periodic Stipulated Payments or with a single Stipulated Payment, while Immediate Variable Annuities could only be purchased with a single Stipulated Payment.

The Contract Owner may elect to have a portion of the Stipulated Payment or Payments applied by AGL for the purchase of a Fixed-Dollar Annuity subject to the terms of any plan pursuant to which a Contract is issued. Fixed-Dollar Annuity contracts do not, however, participate in the Fund and the amounts associated with Fixed-Dollar Annuity contracts are held in AGL's general account. In cases where both a Fixed-Dollar and a Variable Annuity are provided under the same contract, either annuity may be terminated and the Cash Value attributable thereto obtained or other Settlement Option elected by the Contract Owner, at any time prior to commencement of Annuity Payments by AGL. Under these circumstances, the other annuity may be continued in effect, provided that the annual stipulated payment allocated to the other annuity satisfies AGL's usual underwriting practices. These practices presently require that each periodic Stipulated Payment which purchases the Variable Annuity be at least $10 for Contracts A and B, and $30 for Contract C. See generally "Redemption," "Settlement Options," and "Federal Income Tax Status-Individual Retirement Annuities," below.

The discussion of Contract terms herein in many cases summarizes those terms. Reference is made to the full text of the separate Contract forms, which are filed with the SEC as exhibits to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940, and are available upon request to the Administrative Office. For Contract A and Contract C, the exercise of certain of the Contract rights herein described may be subject to the terms and conditions of any

Qualified Plan under which such Contract may be purchased. This prospectus contains no information concerning any such Qualified Plan. Further information relating to some Qualified Plans may be obtained from the disclosure documents required to be distributed to employees under the Employee Retirement Income Security Act of 1974.

The Qualified Contracts described in this Prospectus were not knowingly sold other than for use:

     (1) in connection with qualified employee pension and profit-sharing trusts described in Section 401(a) and tax-exempt under Section 501(a) of the Code, and qualified annuity plans described in Section 403(a) of the Code;

     (2) in connection with qualified pension, profit-sharing and annuity plans established by self-employed persons ("H.R. 10 Plans");

     (3) in connection with annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code; or

     (4) as Individual Retirement Annuities described in Section 408(b) of the Code, including Simplified Employee Pensions described in Section 408(k) of the Code.

The sections below discuss other provisions of the Contracts and administrative practices of AGL with respect to the Contracts.

ANNUITY PAYMENTS

AGL determines Variable Annuity Payments on the basis of (1) an annuity rate table specified in the Contract, and (2) the investment performance of the Subaccount. In the case of Deferred Variable Annuity Contracts, the annuity rate table is set forth in the Contract. In the case of Immediate Variable Annuities, the table is that used by AGL on the date of issue of the Contract. Mortality experience adverse to AGL or an increase in AGL's expenses related to the Fund or the Contracts in excess of the expense deductions provided for in the Contracts will not affect the amount of the Annuity Payments. The Variable Annuitant under an annuity with a life contingency or one providing for a number of Annuity Payments certain will receive the value of a fixed number of Annuity Units each month, determined as of the initial Annuity Payment Date on the basis of the applicable annuity rate table and the then value of his or her account. The value of Annuity Units, and thus the amounts of the monthly Annuity Payments, will, however, reflect investment gains and losses and investment income occurring after the initial Annuity Payment Date, and thus the amount of the Annuity Payments will vary with the investment experience of the Fund. See "Annuity Period," below.

Certain of the Contracts described in this prospectus incorporate annuity rate tables which reflect the age and sex of the Variable Annuitant and the Settlement Option selected. Such sex-distinct tables are appropriate for use, for example, under Contracts which are not purchased in connection with certain "employer-related" plans (such as individual retirement annuities not sponsored by an employer).

However, AGL will provide "unisex" annuity rate tables for use under Contracts purchased in connection with "employer-related" plans.

CHANGING PERIODIC STIPULATED PAYMENTS

Contract Owners can pay Stipulated Payments on an annual, semi-annual or quarterly schedule or, with AGL's consent, monthly. The first Stipulated Payment was due as of the date of issue and each subsequent Stipulated Payment is due on the first day following the interval covered by the next preceding Stipulated Payment and on the same date each month as the date of issue.

A Contract Owner (of Contract A or Contract C) may increase the amount of a Stipulated Payment on an annualized basis under a Periodic Stipulated Payment Contract (except in the case of an Individual Retirement Annuity, which cannot be increased above the amounts described under "Purchase Limits," below) up to an amount on an annualized basis equal to twice (or ten times in the case of Contract C) the amount of the first Stipulated Payment on an annualized basis.

For all Contracts, the amount of a periodic Stipulated Payment may be decreased by the Contract Owner on any date a Stipulated Payment is due (subject to the limitations described under "Purchase Limits" below). After such a decrease under Contract B, the Contract Owner is permitted to increase his periodic Stipulated Payments up to, but not in excess of, the amount originally provided in the Contract. Unless otherwise agreed to by AGL, the Contract Owner can change the mode of Stipulated Payment only on a Contract Anniversary.

For Contracts A and C, the Contract Owner may continue making Stipulated Payments after the agreed number of Stipulated Payments has been made, but AGL will not accept Stipulated Payments after the Variable Annuitant is age 75. Submission of a Stipulated Payment in an amount different from that of the previous payment, subject to the aforesaid limits, will constitute notice of the election of the Contract Owner to make such change. A Contract Owner of Contract B having a Stipulated Payment period of 12 years or more may continue making Stipulated Payments after the agreed amount of Stipulated Payments has been made, subject to the limitation that no more than twice the amount of Stipulated Payments specified in the Contract will be received by AGL, and AGL reserves the right not to accept Stipulated Payments after the Variable Annuitant is age 75.

ASSIGNMENT OR PLEDGE

A Contract Owner may not assign a Qualified Contract unless it was issued to a trustee in connection with certain types of plans designed to qualify under
Section 401 of the Code or when made pursuant to a qualified domestic relations order rendered by a state court in satisfaction of family support obligations. In general, a pledge or assignment made with respect to certain Qualified Contracts may, depending on such factors as the amount pledged or assigned, be treated as a taxable distribution. See "Individual Retirement Annuities," below, for special rules applicable thereto. Moreover, in certain instances, pledges or assignments of a Qualified Contract may result in the imposition of certain tax penalties. See "The Contracts: Qualified Plans," below.

A Contract Owner may assign a Non-Qualified Contract or pledge a Non-Qualified Contract as collateral security as provided in the Non-Qualified Contract. Assignments or pledges of a

Non-Qualified Contract will generally be treated as distributions that may be taxable. Moreover, in certain instances, pledges or assignments of a Non-Qualified Contract may result in the imposition of certain tax penalties. See "The Contracts: Non-Qualified Plans," below.

Persons contemplating the assignment or pledge of a Qualified Contract or a Non-Qualified Contract should consult a qualified tax advisor concerning the federal income tax consequences.

PURCHASE LIMITS

The Contracts have different provisions regarding purchase limits as described below.

CONTRACT A AND CONTRACT C - Currently, no periodic Stipulated Payment may be less than $10 ($120 on an annual basis) for Contract A, or $30 ($360 on an annual basis) for Contract C. Under the terms of Contract A, AGL may increase the minimum periodic Stipulated Payment to $20 ($240 on an annual basis). No single Stipulated Payment may be less than $2,500, except that in the case of a deferred Single Stipulated Payment Contract to be used as an Individual Retirement Annuity funded with a Rollover Contribution, the total Stipulated Payment applicable to the Variable Annuity must be at least $1,000 unless, with consent of AGL, a smaller single Stipulated Payment is permitted. In the case of a Qualified Contract issued for use as an Individual Retirement Annuity, annual premium payments may not, in general, exceed $2,000. However, if the Individual Retirement Annuity is a Simplified Employee Pension, annual premium payments may not exceed $24,500. Single Stipulated Payment Contracts are not available as Individual Retirement Annuities except for those funded with Rollover Contributions and except for those to be used as Simplified Employee Pensions.

CONTRACT B - No single Stipulated Payment may be less than $2,500. Currently, no Stipulated Payment may be less than $10 ($120 on an annual basis). Under the terms of Contract B, AGL may increase the minimum periodic Stipulated Payment to $20 ($240 on an annual basis).

TERMINATION BY AGL

AGL currently reserves the right to terminate any Contract, other than a Contract issued for use as an Individual Retirement Annuity, if total Stipulated Payments paid are less than $120 (for Contract A and Contract B) or $360 (for Contract C) in each of three consecutive Contract Years (excluding the first Contract Year) and if the Cash Value is less than $500 at the end of such three-year period. Under the terms of Contract A and Contract B, AGL may terminate such Contracts if total Stipulated Payments paid are less than $240 in each of such three consecutive Contract Years and if the Cash Value is less than $500 at the end of such three-year period. For each Contract, AGL must give 31 days' notice by mail to the Contract Owner of such termination.

For Contract A and Contract C, AGL reserves the right to terminate any Contract issued for use as an Individual Retirement Annuity if no Stipulated Payments have been received for any two Contract Years and if the first monthly Annuity Payment, determined at the initial Annuity Payment Date, arising from the Stipulated Payments received prior to such two-year period would be less than $20.

Upon termination as described above, AGL will pay to the Contract Owner the Cash Value of the Contract, less federal income tax withholding, if applicable. For certain tax consequences upon such payment, see "Federal Income Tax Status," below.

RIGHT TO REVOCATION OF CONTRACT

No new Contracts are being sold, but the following revocation right will apply if AGL decides to sell any new Contracts. A Contract Owner has the right to revoke the purchase of a Contract within 10 days after receipt of the Contract, and upon such revocation will be entitled to a return of the entire amount paid. The request for revocation must be made by mailing or hand-delivering the Contract and a written request for its revocation within such 10-day period either to the Administrative Office, or to the agent from whom the Contract was purchased. In general, notice of revocation given by mail is deemed to be given on the date of the postmark, or, if sent by certified or registered mail, the date of certification or registration.

TRANSFERS TO OTHER CONTRACTS

Contracts may be redeemed prior to the death of the Variable Annuitant and the initial Annuity Payment Date and the Cash Value (less the required amount of federal income tax withholding, if any) may be applied to the purchase of certain other Variable Annuities, Fixed-Dollar Annuities or life insurance contracts issued by AGL. For Contracts issued in connection with a Qualified Plan, redemptions will be subject to any limitations in the Qualified Plan.

It is not clear whether gain or loss will be recognized for federal income tax purposes upon the redemption of a Contract, another annuity contract or a life insurance contract issued by AGL for purposes of applying the redemption proceeds to the purchase of another contract issued by AGL. Federal tax penalties may also apply to such redemptions. Since the income and withholding tax consequences of such redemption and purchase depend on many factors, any person contemplating redemption of a Contract or another contract issued by AGL for purposes of purchasing a different contract issued by AGL (or any other contract) should to consult a qualified tax advisor prior to the time of redemption.

DEDUCTIONS AND CHARGES UNDER THE CONTRACTS

The Contracts provide for certain administration fees, sales loads, or surrender or deferred sales charges. However, beginning in October 1998, AGL waived the imposition and receipt of all sales loads, surrender or deferred sales charges, and administration fees specified in the Contracts. AGL will not reimpose these waived charges and fees. See "Fee Tables" above, or contact Administrative Office for more information.

SALES, SURRENDER AND ADMINISTRATION DEDUCTIONS. Prior to October of 1998, AGL applied all sales loads, surrender or deferred sales charges, and administration fees specified in the Contracts. During that time:

     (1) AGL made deductions for sales expenses of Contract A and Contract B from Stipulated Payments pursuant to Sales Agreements with Franklin Financial Services Corporation ("Franklin Financial");

     (2) for Contract C, AGL made no deductions from Stipulated Payments, but AGL paid commissions on the sales of Contracts C to agents of Franklin Financial pursuant to an agreement, and contingent deferred sales charges were applied upon redemption of a Contract; and

     (3) for all Contracts, AGL made deductions for administrative expenses pursuant to Administration Agreements with AGL.

MORTALITY AND EXPENSE RISK CHARGE. While Annuity Payments will reflect the investment performance of the Subaccounts, they will not be affected by adverse mortality experience or by the actual expenses of the Contracts and the Fund. AGL assumes the risk that Annuity Payments will continue for a longer period than anticipated because the Variable Annuitant lives longer than expected (or the Variable Annuitants as a class do so) and also assumes the risk that the administration deductions may be insufficient to cover the actual expenses of the administration of the Contracts and of the Fund. AGL assumes these risks for the duration of the Contracts and the annuity rate, mortality and expense risk deductions and charges set forth herein will not be increased (beyond the maximum stated below, in the case of Contract C) regardless of the actual mortality and expense experience. The mortality risk charge is imposed regardless of whether or not the payment option selected involves a life contingency.

For assuming these risks, AGL imposes a daily charge against the value of the Accumulation Unit and the Annuity Unit. (For further information as to the Accumulation Unit and the Annuity Unit, see "Deferred Variable Annuity Accumulation Period" and "Annuity Period," below.) For Contract A and Contract B, these charges are at the current combined annual rate of 1.002% (0.002745% on a daily basis), of which 0.900% is for annuity rate and mortality risks and 0.102% is for expense risks. For Contract C, these charges are at the current combined annual rate of 1.065% (0.002918% on a daily basis), of which 0.900% is for annuity rate and mortality risks and 0.165% (subject to increase at any time by AGL up to a maximum of 0.850%) is for expense risks.

PREMIUM TAXES. At the time any premium taxes are payable by AGL on the consideration received from the sale of the Contracts, the amount thereof will be deducted from the Stipulated Payments. Premium taxes ranging up to 5% are charged by various jurisdictions in which AGL is transacting business.

PORTFOLIO EXPENSES. The investment performance of each Portfolio reflects the management fee that it pays to its investment manager or adviser as well as other operating expenses that it incurs. Investment management fees are generally daily fees computed as a percent of a Portfolio's average daily net assets at an annual rate. Please read the prospectus for each Portfolio for complete details.

CHARGE FOR AGL'S TAXES. At the present time, AGL makes no charge to the Fund for any federal, state, or local taxes that AGL incurs which may be attributable to the Fund or the Contracts. AGL, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

DEFERRED VARIABLE ANNUITY ACCUMULATION PERIOD

CREDITING ACCUMULATION UNITS

During the accumulation period (the period before the initial Annuity Payment
Date) and after October 1998, AGL makes no deductions from Stipulated Payments for sales or administrative expenses. See "Deductions and Charges Under the Contracts," above. However, AGL deducts any applicable premium taxes, as specified above under that caption, from the Stipulated Payments. AGL credits the balance of each Stipulated Payment to the Contract Owner in the form of Accumulation Units.

AGL determines the number of a Contract Owner's Accumulation Units by dividing the net amount of Stipulated Payments credited to his or her Contract by the value of an Accumulation Unit at the end of the Valuation Period during which AGL receives the Stipulated Payment.

AGL will not change the number of Accumulation Units so determined based on any subsequent change in the dollar value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from day to day depending upon the investment experience of the Subaccounts.

VALUATION OF A CONTRACT OWNER'S CONTRACT

A Contract Owner can determine the Cash Value of a Contract at any time prior to the initial Annuity Payment Date by multiplying the total number of Accumulation Units credited to the account by the current Accumulation Unit value. The Contract Owner bears the investment risk, that is, the risk that market values may decline. There is no assurance that the Cash Value of the Contract will equal or exceed the Stipulated Payments made. A Contract Owner may obtain from the Administrative Office information as to the current value of an Accumulation Unit and the number of Accumulation Units credited to his or her Contract.

VALUE OF THE ACCUMULATION UNIT

The value of an Accumulation Unit was set at $10 effective July 1, 1971 for Contracts A and B, and effective July 1, 1981 for Contract C. AGL values Accumulation Units for each Subaccount currently on each Valuation Date. After the close of trading on a Valuation Date, or on a day when Accumulation Units are not valued, the value of an Accumulation Unit is equal to its value as of the immediately following Valuation Date. For each Subaccount, the value of an Accumulation Unit on the last day of any Valuation Period is determined by multiplying the value of an Accumulation Unit on the last day of the immediately preceding Valuation Period by the Net Investment Factor (defined below) for the current Valuation Period.

The Net Investment Factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. For any Valuation Period, the Net Investment Factor for any Subaccount reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by AGL to have resulted from the operations of the Subaccount, is taken into account. AGL calculates the Net Investment Factor by dividing (1) by (2) and subtracting (3) from the result, where:

     (1)  is the result of:

          a. the net asset value per share of the Portfolio held in the Subaccount, determined at the end of the current Valuation Period; plus

          b. the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          c. a per share charge or credit for any taxes reserved for, which AGL determines to have resulted from the Subaccount's operations.

     (2) is the net asset value per share of the Portfolio held in the Subaccount, determined at the end of the last prior Valuation Period.

     (3) is a daily factor representing the mortality and expense risk charge deducted from the Subaccount, adjusted for the number of days in the Valuation Period.

REDEMPTION

Prior to the death of the Variable Annuitant and prior to the initial Annuity Payment Date, a Contract Owner under a Deferred Variable Annuity Contract may redeem the Contract, in whole or in part (at least $500 for any Contract C), by submitting the Contract and a written request for its redemption to the Administrative Office. Upon redemption, the Contract Owner will receive the Cash Value of the part of the Contract redeemed. For Qualified Contracts, redemption will be subject to any limitations on early settlement contained in an applicable Qualified Plan. Early withdrawal of certain amounts attributable to Contracts issued pursuant to an annuity purchase plan meeting the requirements of Code Section 403(b) may be prohibited. See "Federal Income Tax Status," below. The Cash Value of a Contract or part thereof redeemed prior to the initial Annuity Payment Date is the number of Accumulation Units credited to the Contract (or that part so redeemed) multiplied by the value of an Accumulation Unit at the end of the Valuation Period in which the request for redemption is received. Except in limited circumstances discussed below, AGL will pay the Cash Value within seven days after the date AGL receives at the Administrative Office a properly completed and documented request for redemption. The right of redemption may be suspended or the date of payment postponed during any periods when the New York Stock Exchange is closed (other than customary weekend and holiday closings); when trading in the markets each Subaccount's Portfolio normally utilizes is restricted, or an emergency exists as determined by the SEC so that disposal of the Portfolio's investments or determination of its net asset value is not reasonably practicable; or for such other periods as the SEC by order may permit to protect Contract Owners.

Where the Contract Owner has both a Variable Annuity and a Fixed-Dollar Annuity, a request for partial redemption, if no other indication is obtained from the Contract Owner, will be treated as a pro rata request for partial redemption of the Variable Annuity and the Fixed-Dollar Annuity.

In lieu of a single payment of the amount due upon redemption of a Contract, the Contract Owner may elect, at any time prior to the initial Annuity Payment Date and during the lifetime of the Variable Annuitant, to have all or any portion of the amount due applied under any available Settlement Option. See "Settlement Options," below. However, no Settlement Option may be elected upon redemption without surrender of the entire Contract.

The payment of the Cash Value of a redeemed Contract either in a single payment or under an available Settlement Option may be subject to federal income tax and federal tax penalties. See "Federal Income Tax Status," below.

PAYMENT OF ACCUMULATED VALUE AT TIME OF DEATH

In the event of the death of the Variable Annuitant prior to the initial Annuity Payment Date, AGL will pay death benefits to the surviving beneficiary within seven days after AGL receives written notice of such death. The death proceeds payable will be the Cash Value of the Contract determined as of the date on which written notice of death is received by AGL by mail if such date is a Valuation Date. If such date is not a Valuation Date, AGL will make the determination on the next following Valuation Date. There is no assurance that the Cash Value of a Contract will equal or exceed the Stipulated Payments made. For payment of death proceeds in the event no Beneficiary is surviving at the death of the Variable Annuitant, see "Change of Beneficiary or Mode of Payment of Proceeds; Death of Beneficiaries," below. The Code imposes certain requirements concerning payment of death benefits payable before the initial Annuity Payment Date in the case of Qualified Contracts issued in connection with qualified pension and profit-sharing plans under Section 401(a) of the Code. Under those Contracts, death benefits will be paid as required by the Code and as specified in the governing plan documents. Consult the terms of such documents to determine the death benefits and any limitations the plan may impose. You should consult your legal counsel and tax advisor regarding these requirements.

Subject to the foregoing, at any time prior to the initial Annuity Payment Date the Contract Owner may elect that all or any portion of such death proceeds be paid to the Beneficiary under any one of the available Settlement Options. See "Settlement Options," below. If the Contract Owner has not made such an election, the Beneficiary may do so after the death of the Variable Annuitant. The Contract Owner or the Beneficiary, whichever selects the method of settlement, may designate contingent Beneficiaries to receive any other amounts due should the first Beneficiary die before completion of the specified payments. If neither the Contract Owner nor the Beneficiary elects payment of death proceeds under an available Settlement Option, AGL will make payment to the Beneficiary in a single sum. Death proceeds may be applied to provide variable payments, fixed-dollar payments or a combination of both. The payment of death proceeds may be subject to federal income tax. See "Federal Income Tax Status" and "Income Tax Withholding," below.

In the event of the death of the Variable Annuitant after the initial Annuity Payment Date, AGL will make payments under a Contract as described in "Settlement Options," below.

OPTIONS UPON FAILURE TO MAKE STIPULATED PAYMENTS

Upon a failure to make a Stipulated Payment under a Periodic Stipulated Payment Contract, subject to AGL's power of termination described under "Termination by AGL," above, and subject to AGL's right to pay the value of the Contract Owner's account in a single sum at the initial Annuity Payment Date if the value on such date is less than $2,000, the Contract Owner may elect, prior to the death of the Variable Annuitant and prior to the initial Annuity Payment Date, either of the following options:

     (1) to exercise any of the available Settlement Options described under "Settlement Options," below, or redeem the Contract as described under "Redemption," above; or

     (2) to have the Contract continued from the date of failure to make a Stipulated Payment as a paid-up annuity to commence on the initial Annuity Payment Date stated in the Contract.

If the Contract Owner does not elect an option within 31 days after failure to make a Stipulated Payment, the Contract will automatically be continued under the paid-up annuity option.

REINSTATEMENT

By making one Stipulated Payment, a Contract Owner may reinstate a Periodic Stipulated Payment Contract as to which there has been a failure to make a Stipulated Payment, if the Contract at the time of the payment is being continued as a paid-up annuity. However, such reinstatement does not automatically reinstate the benefits provided by any riders to the Contract providing life insurance or disability benefits. Contact AGL for further information.

CHANGE OF BENEFICIARY OR MODE OF PAYMENT OF PROCEEDS; DEATH OF
BENEFICIARIES

While a Contract is in force the Contract Owner may (by filing a written request at our Administrative Office) change the Beneficiary or Settlement Option, or, if agreed to by AGL, change to a mode of payment different from one of the Settlement Options, subject to applicable limitations under the Code and any governing Qualified Plan.

If any Beneficiary predeceases the Variable Annuitant, the interest of such Beneficiary will pass to the surviving Beneficiaries, if any, unless otherwise provided by endorsement. If no Beneficiary survives the Variable Annuitant and no other provision has been made, then, upon the death of the Variable

Annuitant, AGL will pay the proceeds in a single sum to the Contract Owner or, if the Variable Annuitant was the Contract Owner, to the executors or administrators of the Contract Owner's estate.

SETTLEMENT OPTIONS

In the case of Deferred Variable Annuity Contracts, at any time prior to the initial Annuity Payment Date and during the lifetime of the Variable Annuitant, the Contract Owner may elect to have all or a portion of the amount due in settlement of a Contract applied under any of the available Settlement Options described below. If the Contract Owner fails to elect a Settlement Option, payment automatically will be made in the form of a life annuity. See "First Option," below, and "Deferred Variable Annuity Contracts," below.

Annuity Payments made pursuant to a Settlement Option are made to the Variable Annuitant during his or her lifetime, or for such shorter period that may apply under the particular Settlement Option. Upon the death of the original Variable Annuitant after the initial Annuity Payment Date, any remaining Annuity Payments that are due according to the Settlement Option elected will be continued to the Beneficiary or, if elected by the Contract Owner (or, if elected by the Beneficiary when so designated by the Contract Owner), the Cash Value of the Contract, as described under such Settlement Option below, will be paid to the Beneficiary in one lump sum. Upon the death of any Beneficiary to whom payments are being made under a Settlement Option, a single payment equal to the then remaining Cash Value of the Contract, if any, will be paid to the executors or administrators of the Beneficiary, unless other provision has been specified and accepted by AGL. For a discussion of payments if no Beneficiary is surviving at the death of the Variable Annuitant, see "Change of Beneficiary or Mode of Payment of Proceeds; Death of Beneficiaries," immediately above.

Payment to a Contract Owner upon redemption of a Contract, and payment of death proceeds to a Beneficiary upon the death of the Variable Annuitant prior to the initial Annuity Payment Date, may also be made under an available Settlement Option in certain circumstances. See "Redemption," above, and "Payment of Accumulated Value at Time of Death," above.

Contract Owners may select available Settlement Options on a fixed or variable basis or a combination thereof, except the Seventh Option, which is available on a fixed basis only. Under an Option that is paid on a fixed basis, there is no sharing in the investment experience of the Subaccount and, upon commencement of payments, participation in the Subaccount terminates (the subject Contract will be transferred to the general account of AGL). Settlement under the First, Second, Third, Fourth or Fifth Option below is subject to satisfactory proof of age of the person or persons to whom the Annuity Payments are to be made.

The minimum amount of proceeds which may be applied under any Settlement Option for any person is $2,000 and proceeds of a smaller amount may be paid in a single sum in the discretion of AGL, except in the case of a deferred Single Stipulated Payment Contract funded with a Rollover Contribution not in excess of $2,000. See "Purchase Limits," above. Further, if at any time payments under a Settlement Option become less than $25 per payment, AGL has the right to change the frequency of payment to such intervals as will result in payments of at least $25.

In the case of Immediate Variable Annuity Contracts, the only Settlement Options offered are the life annuity, the life annuity with 120, 180 or 240 monthly payments certain, or the joint and last survivor life annuity. See "First Option," "Second Option" and "Fourth Option," below, and "Immediate Variable Annuity Contracts," below.

The distribution rules which Qualified Plans must satisfy in order to be tax-qualified under the Code may limit the utilization of certain Settlement Options, or may make certain Settlement Options unavailable, in the case of Qualified Contracts issued in connection therewith. Similarly, the distribution rules which Non-Qualified Contracts must satisfy in order to qualify as "annuity contracts" under the Code may also limit available Settlement Options under Non-Qualified Contracts. These distribution rules could affect such factors as the commencement of distributions and the period of time over which distributions may be made. All Settlement Options are offered subject to the limitations of these distribution rules.

The Statement of Additional Information describes certain limitations on Settlement Options based on AGL's current understanding of the distribution rules generally applicable to Non-Qualified Contracts upon the death of a Contract Owner and to Qualified Contracts purchased under this prospectus for use as Individual Retirement Annuities or issued in connection with Section 403(b) annuity purchase plans. See "Limitations on Settlement Options" in the Statement of Additional Information. Contract Owners contemplating election of a Settlement Option are urged to obtain and read the Statement of Additional Information. Various questions exist, however, about the application of the distribution rules to distributions from the Contracts and their effect on Settlement Option availability thereunder. Contract Owners should consult a qualified tax advisor concerning the effect of the distribution rules on the Settlement Option or Options he or she is contemplating.

Neither this prospectus nor the Statement of Additional Information, however, describes limitations on Settlement Options based on applicable distribution rules in the case of Qualified Contracts issued in connection with qualified pension and profit-sharing plans under Section 401(a) of the Code and annuity plans under Section 403(a) of the Code. Under those Contracts, available Settlement Options are limited to those Options specified in the governing plan documents. The terms of such documents should be consulted to determine Settlement Option availability and any other limitations the plan may impose on early redemption of the Qualified Contract, payment in settlement thereof, or similar matters. Generally, limitations comparable to those described in the Statement of Additional Information for Individual Retirement Annuities and
Section 403(b) annuity purchase plans also apply with respect to such qualified pension, profit-sharing and annuity plans (including H.R. 10 Plans).

Persons contemplating election of the Fifth, Sixth or Seventh Option should consult a qualified tax advisor to determine whether the continuing right of redemption under any such Option might be deemed for tax purposes to result in the "constructive receipt" of the Cash Value of the Contract or proceeds remaining on deposit with AGL.

FIRST OPTION - LIFE ANNUITY. An annuity payable monthly during the lifetime of the Variable Annuitant, ceasing with the last Annuity Payment due prior to the death of the Variable Annuitant. This Option offers the maximum level of monthly Annuity Payments since there is no guarantee of a minimum number of Annuity Payments or provision for any continued payments to a Beneficiary upon the death of the Variable Annuitant. It would be possible under this Option for the Variable

Annuitant to receive only one Annuity Payment if he or she died before the second Annuity Payment Date, or to receive only two Annuity Payments if he or she died after the second Annuity Payment Date but before the third Annuity Payment Date, and so forth.

SECOND OPTION - LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN. An annuity payable monthly during the lifetime of the Variable Annuitant including the commitment that if, at the death of the Variable Annuitant, Annuity Payments have been made for less than 120 months, 180 months or 240 months (as selected by the Contract Owner in electing this Option), Annuity Payments shall be continued during the remainder of the selected period to the Beneficiary. The Cash Value under this Settlement Option is the present value of the current dollar amount of any unpaid Annuity Payments certain.

THIRD OPTION - UNIT REFUND LIFE ANNUITY. An annuity payable monthly during the lifetime of the Variable Annuitant, ceasing with the last Annuity Payment due prior to the death of the Variable Annuitant, provided that, at the death of the Variable Annuitant, the Beneficiary will receive a payment of the then dollar value of the number of Annuity Units equal to the excess, if any, of (a) over
(b) where (a) is the total amount applied under this Option divided by the Annuity Unit value at the initial Annuity Payment Date and (b) is the number of Annuity Units represented by each Annuity Payment multiplied by the number of Annuity Payments made.

For example, if $10,000 were applied on the first Annuity Payment Date to the purchase of an annuity under this Option, the Annuity Unit value at the initial Annuity Payment Date were $2.00, the number of Annuity Units represented by each Annuity Payment were 30.55, 10 Annuity Payments were paid prior to the date of the Variable Annuitant's death and the value of an Annuity Unit on the Valuation Date following the Variable Annuitant's death were $2.05, the amount paid to the Beneficiary would be $9,623.73, computed as follows:

     ($10,000 - (30.55 X 10)) x $2.05 = (5,000 - 305.5) x 2.05 = 4,694.5 x $2.05 = $9,623.73
     -------
     $2.00

FOURTH OPTION - JOINT AND LAST SURVIVOR LIFE ANNUITY. An annuity payable monthly during the joint lifetime of the Variable Annuitant and a secondary variable annuitant, and thereafter during the remaining lifetime of the survivor, ceasing with the last Annuity Payment due prior to the death of the survivor. Since there is no minimum number of guaranteed payments under this Option, it would be possible under this Option to receive only one Annuity Payment if both the Variable Annuitant and the secondary variable annuitant died before the second Annuity Payment Date, or to receive only two Annuity Payments if both the Variable Annuitant and the secondary variable annuitant died after the second Annuity Payment Date but before the third Annuity Payment Date, and so forth.

FIFTH OPTION - PAYMENTS FOR A DESIGNATED PERIOD. An amount payable monthly to the Variable Annuitant for a number of years which may be from one to 30 (as selected by the Contract Owner in electing this Option). At the death of the Variable Annuitant, payments will be continued to the Beneficiary for the remaining period. The cash value under this Settlement Option is the then present value of the current dollar amount of any unpaid Annuity Payments certain. A Contract under which Annuity Payments are being made under this Settlement Option may be redeemed in whole or in part (but, if in part for Contract C, not less than $500) at any time by the Contract Owner for the aforesaid cash value of the part of the Contract redeemed. See "Redemption," above.

It should be noted that, while this Option does not involve a life contingency, charges for annuity rate assurances, which include a factor for mortality risks, are included in the computation of Annuity Payments due under this Option. Further, although not contractually required to do so, AGL currently follows a practice, which may be discontinued at any time, of permitting persons receiving Annuity Payments under this Option to elect to convert such payments to a Variable Annuity involving a life contingency under the First, Second, Third or Fourth Options above if, and to the extent, such other Options are otherwise available to such person.

SIXTH OPTION - PAYMENTS OF A SPECIFIED DOLLAR AMOUNT. The amount due will be paid to the Variable Annuitant in equal annual, semiannual, quarterly or monthly Annuity Payments of a designated dollar amount (not less than $75 a year per $1,000 of the original amount due) until the remaining balance (adjusted each Valuation Period by the Net Investment Factor for the period) is less than the amount of one Annuity Payment, at which time such balance will be paid and will be the final Annuity Payment under this Option. Upon the death of the Variable Annuitant, payments will be continued to the Beneficiary until such remaining balance is paid. The cash value under this Settlement Option is the amount of proceeds then remaining with AGL. A Contract under which Annuity Payments are being made under this Settlement Option may be redeemed at any time by the Contract Owner for the aforesaid cash value.

Annuity Payments made under the Sixth Option may, under certain circumstances, be converted into a Variable Annuity involving a life contingency. See the last paragraph under the Fifth Option, above, which applies in its entirety to the Sixth Option as well.

SEVENTH OPTION - INVESTMENT INCOME. The amount due may be left on deposit with AGL in its general account and a sum will be paid annually, semiannually, quarterly or monthly, as selected by the Contract Owner in electing this Option, which shall be equal to the net investment rate of 3% stipulated as payable upon fixed-dollar amounts for the period multiplied by the amount remaining on deposit. Upon the death of the Variable Annuitant, the aforesaid payments will be continued to the Beneficiary. The sums left on deposit with AGL may be withdrawn at any time.

Periodic payments received under this Option may be treated like interest for federal income tax purposes. Interest payments are fully taxable and are not subject to the general rules applicable to the taxation of annuities described in "Federal Income Tax Status," below. Persons contemplating election of this Seventh Option are advised to consult a qualified tax advisor concerning the availability and tax effect of its election.

TRANSFER OF FIXED-DOLLAR ANNUITY VALUES TO ACQUIRE VARIABLE ANNUITY ACCUMULATION UNITS

Under Contract A and Contract B, where a Deferred Variable Annuity and a Fixed-Dollar Annuity have been issued on the same Contract, on any Contract Anniversary during the accumulation period of the Contract, the Contract Owner may have the cash value of his Fixed-Dollar Annuity transferred in whole or in part to his Variable Annuity to purchase Variable Annuity Accumulation Units at net asset value. However, any such partial transfer of cash value must be at least $500. (A similar privilege, but available four times in one Contract Year, permits transfer of Variable Annuity Accumulation Unit values to establish values under a Fixed-Dollar Annuity issued on the same Contract.)

LOANS UNDER CONTRACT B

While Contract B is in force, prior to the initial Annuity Payment Date or the death of the Variable Annuitant, AGL will make a loan using the Contract as security for the loan. Upon receiving a request for a contract loan, AGL will convert Accumulation Units under the Contract to a fixed-dollar contract loan account in an amount necessary to provide a sufficient "loan value" for the proposed loan. The maximum amount which may be borrowed on any Contract B (the "loan value") is that amount which, when added to any existing contract loan and interest on the total contract loan to the next Contract Anniversary, will equal what the Cash Value of the contract loan account would be on such anniversary. The Contract, except to the extent so converted, has no loan value and AGL will not make loans or arrange for the making of loans thereon.

The Accumulation Units in the contract loan account do not participate in the investment experience of Subaccount B, but receive interest credits at the rate then paid by AGL upon Fixed-Dollar Annuity accumulations. At the current time, that rate is 4 1/2% per annum during the first five Contract Years, 4% per annum for the sixth through tenth Contract Years, and 3 1/2% per annum thereafter.

Where the Contract Owner has both a Variable Annuity and a Fixed-Dollar Annuity under the same Contract, unless he otherwise indicates, a contract loan request will be considered a request for a loan on each annuity and will be allocated pro rata according to the loan values available under each annuity.

Whenever the total contract loan is equal to or exceeds the Cash Value, the Contract shall terminate, but in no event shall such termination take effect until 31 days after notice shall have been mailed to the last known address of the Contract Owner and any known assignee.

On any Contract B issued in South Carolina, the interest rate on the principal of the contract loan is 7.4% per annum payable in advance to the end of the current Contract Year, and annually in advance thereafter. In all other states the rate is adjustable. This means that the rate may be changed each Contract Year, effective on the Contract Anniversary. The adjustable loan interest rate will be reflective of the rates then available to AGL for corporate bonds as indicated by the "Moody's Corporate Bond Yield Average." Interest not paid when due will be added to the principal of the loan and bear the same rate of interest. Upon a repayment of the Contract B loan prior to the date through which interest has been paid in advance, the Contract Owner will receive a pro rata credit for the unearned interest.

It should be noted that the annual rate of interest charged on contract loans is in excess of the interest credited by AGL upon the contract loan account; thus, there is, in effect, a continuing net charge against the Contract Owner of the difference between the two rates while the contract loan is outstanding. The whole or any part of the contract loan may be repaid at any time while the Contract is in force prior to its maturity. Where variable Accumulation Units have been converted into a contract loan account prior to the making of a contract loan, repayments of the loan will result in the conversion of accumulation units under the contract loan account to variable Accumulation Units at net asset value, unless the Contract Owner elects that such conversion shall not take place. The Contract Owner has the power to designate whether a payment made by him or her is to be applied as a Stipulated Payment (within the limitations on Stipulated Payments set forth under "Annuity Payments," above, "Changing Periodic Stipulated Payments," above) or as a repayment in the contract loan account. In the case of payments by a Contract Owner having a contract loan outstanding which are not identified, AGL will make inquiry as to the intention of the Contract Owner.

Contract loans will be treated as distributions that may be taxable. See "Federal Income Tax Status," below. Any Contract Owner contemplating obtaining a contract loan is advised to consult a qualified tax advisor concerning the possibly unfavorable federal income tax treatment of contract loan proceeds and interest payments with respect thereto.

ANNUITY PERIOD

ELECTING ANNUITY PAYMENTS AND SETTLEMENT OPTION; COMMENCEMENT OF ANNUITY
PAYMENTS

For Deferred Variable Annuity Contracts, a Contract Owner selects a Settlement Option and an initial Annuity Payment Date prior to the issuance of the Deferred Variable Annuity Contract, except that Qualified Contracts issued in connection with qualified pension and profit-sharing plans (including H.R. 10 Plans) under
Section 401(a) of the Code and annuity plans (including H.R. 10 Plans) under
Section 403(a) of the Code provide for Annuity Payments to commence at the date and under the Settlement Option specified in the plan. The Contract Owner may defer the initial Annuity Payment Date and continue the Contract to a date not later than the Contract Anniversary on which the attained age of the Variable Annuitant is 75 unless the provisions of the Code or any governing Qualified Plan require Annuity Payments to commence at an earlier date. See "Limitations on Settlement Options" in the Statement of Additional Information. AGL will require satisfactory proof of age of the Variable Annuitant prior to the initial Annuity Payment Date.

AGL offered three forms of Immediate Variable Annuity Contracts: the life annuity, the life annuity with 120, 180 or 240 monthly payments certain and the joint and last survivor life annuity. For a description of these forms of annuity, see the First, Second and Fourth Options under "Settlement Options," above.

Under Immediate Variable Annuity Contracts, the first Annuity Payment is made to the Variable Annuitant one month after the Effective Date of the Contract, unless the period selected by the

Contract Owner for the frequency of Annuity Payments is more than one month, in which case the first Annuity Payment will be made after a period equal to the period so selected from the Effective Date (subject in every case to the survival of the Variable Annuitant, except in cases where a guaranteed payment period is provided).

THE ANNUITY UNIT

The Annuity Unit is a measure used to value the First Option (including the automatic life annuity) and the Second, Third, Fourth and Fifth Options, if elected on a variable basis.

The value of the Annuity Unit was fixed at $1.00 as of July 1, 1971 for Contract A and Contract B, and as of July 1, 1981 for Contract C. For each day thereafter, the value of the Annuity Unit is determined by multiplying the value of the Annuity Unit on the preceding day by the "Annuity Change Factor" for the Valuation Period ending on the tenth preceding day or by 1.0 if no Valuation Period ended on the tenth preceding day. The "Annuity Change Factor" for any Valuation Period is equal to the amount determined by dividing the Net Investment Factor for that Valuation Period by a number equal to 1.0 plus the interest rate for the number of calendar days in such Valuation Period at the effective annual rate of 3 1/2%. The division by 1.0 plus an interest factor of 3 1/2% in calculating the Annuity Change Factor is effected in order to cancel out the assumed net investment rate of 3 1/2% per year which is built into the annuity tables specified in the Contract. See "Determination of Amount of First Monthly Annuity Payment (Deferred Variable Annuity Contracts)," below, and "Assumed Net Investment Rate," below.

Annuity Units are valued in respect of each Annuity Payment Date as of a Valuation Date not less than 10 days prior to the Annuity Payment Date in question in order to permit calculation of amounts of Annuity Payments and mailing of checks in advance of their due dates.

DETERMINATION OF AMOUNT OF FIRST MONTHLY ANNUITY PAYMENT (DEFERRED VARIABLE ANNUITY CONTRACTS)

When Annuity Payments commence under a Deferred Variable Annuity Contract, the value of the Contract Owner's account is determined as the product of the value of an Accumulation Unit on the first Annuity Payment Date and the number of Accumulation Units credited to the Contract Owner's account as of such Annuity Payment Date.

The Contracts use tables indicating the dollar amount of the first monthly Annuity Payment under each Settlement Option for each $1,000 of Cash Value of the Contract. The first monthly Annuity Payment varies according to the Settlement Option selected (see "Settlement Options," above) and the "adjusted age" of the Variable Annuitant. The first monthly Annuity Payment may also vary according to the sex of the Variable Annuitant. See "Annuity Payments," above. (The Contracts provide for age adjustment based on the year of birth of the Variable Annuitant and any joint Variable Annuitant; a person's actual age when Annuity Payments commence may not be the same as the "adjusted age" used in determining the amount of the first Annuity Payment.)

For Contracts using sex-distinct annuity tables, the tables for the First, Second, Third and Fourth Options are determined from the Progressive Annuity Table assuming births in the year 1900 and a net investment rate of 3 1/2% a year. The tables for the Fifth Option are based on a net investment rate of 3% for the General Account and 3 1/2% for the Fund. The total first monthly Annuity Payment is determined by multiplying the number of thousands of dollars of Cash Value of the Contract Owner's Contract by the amount of the first monthly Annuity Payment per $1,000 of value from the tables in the Contract.

The amount of the first monthly Annuity Payment, determined as above, is divided as of the initial Annuity Payment Date by the value of an Annuity Unit to determine the number of Annuity Units represented by the first Annuity Payment. Annuity Units are valued as of a Valuation Date not less than 10 days prior to the initial Annuity Payment Date, pursuant to the procedure discussed under "The Annuity Unit," above. Also, the number of Annuity Units (and hence the amount of Annuity Payments) will be affected by the net asset value of a Portfolio approximately 10 days prior to the initial Annuity Payment Date even though changes in the net asset value have occurred during that 10-day period, and even though the value of the Accumulation Units used to determine the Cash Value of the Contract will reflect those changes. See "Amount of Second and Subsequent Monthly Annuity Payments (Deferred Variable Annuity Contracts)," immediately below.

Each Contract contains a provision that the first monthly Annuity Payment will not be less than 103% of the first monthly Annuity Payment available under a then currently issued Immediate Variable Annuity of AGL if a single Stipulated Payment were made equal to the value which is being applied under the Contract to provide annuity benefits. This provision assures the Variable Annuitant that if at the initial Annuity Payment Date the annuity rates then applicable to new Immediate Variable Annuity Contracts are significantly more favorable than the annuity rates provided in his or her Contract, the Variable Annuitant will be given the benefit of the new annuity rates.

AMOUNT OF SECOND AND SUBSEQUENT MONTHLY ANNUITY PAYMENTS (DEFERRED VARIABLE ANNUITY CONTRACTS)

The number of Annuity Units credited to a Contract on the initial Payment Date remains fixed during the annuity period, and as of each subsequent Annuity Payment Date the dollar amount of the Annuity Payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit.

DETERMINATION OF AMOUNT OF ANNUITY PAYMENTS (IMMEDIATE VARIABLE ANNUITY
CONTRACTS)

In the case of Immediate Variable Annuities, the number of Annuity Units per month purchased is specified in the Contract. The number of such units is determined by: (1) multiplying the net single Stipulated Payment (after any deductions for premium taxes) by the applicable annuity factor from the annuity tables then used by AGL for Immediate Variable Annuity Contracts, and (2) dividing such product by the value of the Annuity Unit as of the date of issue of the Contract. This number of Annuity Units remains fixed for each month during the annuity period, and the dollar amount of the Annuity Payment is determined as of each Annuity Payment Date by multiplying this fixed number of Annuity Units by the value of an Annuity Unit as of each such Annuity Payment Date.

Annuity Units are valued as of a Valuation Date not less than 10 days prior to the Effective Date of the Contract, pursuant to the procedure discussed under "The Annuity Unit," above. Thus, the number of Annuity Units (and hence the amount of the Annuity Payments) will be affected by the net asset value of a Portfolio approximately 10 days prior to the Effective Date of the Contract, even though changes in the net asset value have occurred during that 10-day period.

As of the date of this prospectus, AGL was using, in connection with the determination of the number of Annuity Units per month purchased under Immediate Variable Annuity Contracts, the 1955 American Annuity Table with assumed 4 1/2% interest, the purchase rates in such table being increased by 0.5% (which percentage is decreased 0.2% for each year of age at the Effective Date in excess of 70 years for male Variable Annuitants and in excess of 75 years for female Variable Annuitants). However, in lieu of such table, AGL will provide "unisex" annuity rate tables for use under Contracts purchased in connection with certain employer-related plans. See "Annuity Payments," above.

The Annuity Change Factors used by AGL for Immediate Variable Annuity Contracts assume a net investment rate of 3 1/2%.

ASSUMED NET INVESTMENT RATE

The objective of a Variable Annuity Contract is to provide level Annuity Payments during periods when the economy, price levels and investment returns are relatively stable and to reflect as increased Annuity Payments only the excess investment results flowing from inflation, increases in productivity or other factors increasing investment returns. The achievement of this objective will depend in part upon the validity of the assumption in the annuity factor that a 3 1/2% net investment rate would be realized in the periods of relative stability assumed. A higher rate assumption would mean a higher initial Annuity Payment but a more slowly rising series of subsequent Annuity Payments in the event of a rising actual investment rate (or a more rapidly falling series of subsequent Annuity Payments in the event of a lower actual investment rate). A lower assumption would have the opposite effect. If the actual net investment rate is at the annual rate of 3 1/2%, the Annuity Payments under Contracts whose Annuity Payments are measured by Annuity Units will be level.

                            FEDERAL INCOME TAX STATUS
GENERAL

We cannot comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with your tax adviser before purchasing a Contract.

We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

The discussion does not address federal estate and gift tax, or social security tax, or any state or local tax consequences associated with the Contracts.

NON-QUALIFIED CONTRACTS

Purchase Payments. Purchasers of a Contract that does not qualify for special tax treatment and is "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

Tax Deferral Before Annuity Commencement Date. Owners who are natural persons are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Portfolios that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Portfolios, but we have received commitments from the investment advisers to the Portfolios that they will use their best efforts to operate the Portfolios in compliance with these diversification requirements. A Contract investing in a Portfolio that failed to meet the diversification requirements would subject the Owner to current taxation of income in the Contract for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the Owners of the Separate Account's assets for federal income tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Contracts in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

Owners who are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners who are not natural persons but hold a Contract as an agent for a natural person.

Taxation of Annuity Payments. Part of each annuity payment received after the Annuity Commencement Date is excludible from gross income through the use of an exclusion ratio.

In the case of fixed annuity payments, the excludible portion of each payment is found by multiplying:

     .    the amount paid, by

     . the ratio of the investment in the Contract (discussed below) to the expected return under the fixed annuity payment option.

In the case of variable annuity payments, the excludible portion of each payment is the investment in the Contract divided by the number of expected payments.

In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Contract has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a beneficiary, that beneficiary may receive the balance of the total investment as payments are made or on the beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portion of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event you surrender a Contract in its entirety, the amount of your investment in the Contract is excludible from income, and any amount you receive in excess of your investment in the Contract is includible in income. All annuity contracts or certificates we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

Penalty Tax on Premature Distributions. In the case of such a distribution, there may be imposed a federal tax penalty equal to 10% of the amount treated as taxable income. The penalty tax will not apply, under various circumstances, for example, distributions:

     .    made on or after the recipient reaches age 59 1/2,

     .    made on account of the recipient's becoming disabled,

     . made after the death of the Owner before the Annuity Commencement Date or of the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), or

     . that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the beneficiary, provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability).

Premature distributions may result from an early Annuity Commencement Date, an early surrender, partial withdrawal from, or an assignment of a Contract, or the early death of an Annuitant, unless the third clause listed above applies.

Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Contract. (See "Death Benefit.")

Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

Purchase Payments. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments made to an IRA equal to the lesser of $3,000 (or $3,500 if the individual is 50 years of age or older) or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $6,000 (or $6,500 if one of the married individuals is 50 years of age or older or $7,000 if both individuals are 50 years of age or older) or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $34,000 for 2002 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $44,000 for 2002 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $34,000 and $44,000 in 2002, the deduction decreases to zero, based on the amount of income. Beginning in 2003, that income range will increase, as follows:

                                                2005 AND
       2003                2004                THEREAFTER
      --------            --------             ----------
      $ 40,000            $ 45,000              $ 50,000
         to                   to                   to
      $ 50,000            $ 55,000              $ 60,000

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $54,000 and $64,000 in 2002, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000 in 2002. (A husband and wife who file separate returns and live apart at all times during the taxable year are not treated as married individuals.) Beginning in 2003, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:

                                                                 2007 AND
        2003          2004          2005           2006         THEREAFTER
      --------      --------      --------       --------       ----------
      $ 60,000      $ 65,000      $ 70,000       $ 75,000       $   80,000
         to            to            to             to               to
      $ 70,000      $ 75,000      $ 80,000       $ 85,000       $  100,000

A married individual filing a joint tax return, who is not an active participant in a tax-qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $3,000 (or $3,500 if the individual is age 50 or older) or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

Tax-Free Rollovers. Amounts may be transferred, in a tax-free rollover, from (1) a tax-qualified plan to an IRA or (2) from one IRA to another IRA if the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

     .    annuities paid over a life or life expectancy,

     .    installments for a period of ten years or more, and

     .    required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipient's income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be includible in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

     . distributions that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the beneficiary; provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income without regard to whether the Annuitant itemizes deductions on his or her tax return;

     . distributions for health insurance premiums to an unemployed individual who has received unemployment compensation for at least 12 consecutive weeks;

     . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor of the individual or the individual's spouse, subject to a $10,000 lifetime maximum; and

     . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

Distributions of minimum amounts required by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2. Additional distribution rules apply after the death of the Annuitant. Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

On April 16, 2002 the IRS issued final and temporary regulations that simplify the calculation of minimum required distributions. The new rules are still complex. Generally, the new rules must be used for calendar years beginning January 1, 2003. For determining required minimum distributions for calendar year 2002, the final regulations, 2001 proposed regulations, or the 1987 proposed regulations may be used. In most cases, the new required minimum distribution amount is less than under the 1987 rules. We suggest you contact your tax advisor regarding these new rules.

ROTH IRAS

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $3,000 (or $3,500 if the individual is age 50 or older) per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $3,000 (or $3,500 if the individual is age 50 or older) annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Qualified distributions from Roth IRAs are entirely tax-free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions for a qualified first-time home purchase, are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor of such individual or the individual's spouse.

SIMPLIFIED EMPLOYEE PENSION PLANS

Eligible employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee, provided that total employer contributions do not exceed the lesser of 25% of an employee's compensation or $40,000 for 2002.

SIMPLE RETIREMENT ACCOUNTS

Eligible employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $7,000 a year for 2002 to the employee's SRA. The employer must, in general, make a fully vested matching contribution for employee deferrals up to a maximum of 3% of compensation.

TAX-SHELTERED ANNUITIES

Tax-sheltered annuities under Section 403(b) of the Code permit public schools and other eligible employers to purchase annuity contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these purchase payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes. Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

OTHER QUALIFIED PLANS

Purchase Payments. Purchase payments made by an employer under a pension, profit sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

Distributions Before the Annuity Commencement Date. Purchase payments includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Contract." Amounts received before the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. A lump-sum distribution will not be includible in income in the year of distribution, if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax-qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code.

However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.")

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

     . part of a series of substantially equal periodic payments made at least annually beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the beneficiary, provided such payments are made for at least 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

     . made after the employee's separation from service on account of early retirement after attaining age 55;

     . made to an alternate payee pursuant to a qualified domestic relations order, if the alternate payee is the spouse or former spouse of the employee; or

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income without regard to whether the Annuitant itemizes deductions on his or her tax return.

Annuity Payments. A portion of annuity payments received under Contracts for section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with variable annuity payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age 70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution (See "Distributions from an IRA").

Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self- employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. To avoid current taxation, these benefits must be subject to a substantial risk of forfeiture.

These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income and (2) payment of federal income taxes on the amounts.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions. Purchase payments are not currently deductible by the employer until benefits are included in the taxable income of the employee.

Taxation of Distributions. Amounts that an individual receives from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding.

In some cases, if you own more than one qualified annuity contract, the contracts may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract to satisfy the minimum distribution requirement under a Qualified Contract we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

TAXES PAYABLE BY AGL AND THE SEPARATE ACCOUNT

AGL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of AGL and are not taxed separately. Under existing federal income tax laws, AGL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Contracts. AGL reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Contracts.

Certain Portfolios may elect to pass through to AGL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Portfolios will also pass through. These credits may provide a benefit to AGL.

DIVERSIFICATION REQUIREMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. AGL's failure to comply with these regulations would disqualify your Contract as an annuity contract under Section 72 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Contract for the period of the disqualification and for subsequent periods. The Separate Account through the Portfolios intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Portfolios, we will enter into agreements with them requiring the Portfolios to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of an Owner of the Contract to direct his or her investment to particular Portfolio within the Separate Account may cause the Owner of the Contract, rather than the insurance company, to be treated as the owner of the assets in the Separate Account. Due to the lack of specific guidance on investor control, there is some uncertainty about when an Owner of the Contract is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for federal income tax purposes. Under the current law, however, we believe that AGL, and not the owner of a Contract, would be considered the owner of the assets of the Separate Account.

TAX CHANGES

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of annuities. In addition, the Treasury Department may amend existing regulations or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

In accordance with current interpretations of applicable law, AGL votes Portfolio shares held in the Fund at regular and special shareholder meetings of the Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any of its regulations should be amended, or if the present interpretation of this 1940 Act should change, or AGL otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

The number of votes that a Contract Owner or Variable Annuitant has the right to instruct is calculated separately for each Subaccount, and may include fractional votes. Prior to the Annuity Payment Date, the Contract Owner holds a voting interest in each Subaccount to which Contract value is allocated. After the Annuity Payment Date, the Variable Annuitant has a voting interest in each Subaccount from which Variable Annuity payments are made.

For each Contract Owner, the number of votes attributable to a Subaccount will be determined by dividing the Contract Owner's value in the Subaccount by the Net Asset Value Per Share of the Portfolio in which that Subaccount invests. For each Variable Annuitant, the number of votes attributable to a Subaccount is determined by dividing the liability for future Variable Annuity payments to be paid from that Subaccount by the Net Asset Value Per Share of the Portfolio in which that Subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected rate of return and the Annuity Unit value of that Subaccount on the date that the number of votes is determined. As Variable Annuity payments are made, the liability for future payments decreases as does the number of votes.

The number of votes available to an Contract Owner or Variable Annuitant is determined as of the date coinciding with the date established by the Portfolio for determining shareholders eligible to vote at the relevant meeting of the Portfolio's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Portfolio. Each Contract Owner or Variable Annuitant having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Portfolio in which that Subaccount invests.

Portfolio shares as to which no timely instructions are received and shares held by AGL in a Subaccount as to which no Contract Owner or Variable Annuitant has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Subaccount. Under the 1940 Act, certain actions affecting the Subaccounts may require Contract

Owner approval. In any such case, a Contract Owner will be entitled to vote in proportion to the value of his Contract.

DISTRIBUTION ARRANGEMENTS

American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of AGL, is the principal underwriter and distributor of the Contracts for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates.

The Fund no longer offers new Contracts. However, pursuant to a selling group agreement between us, AGESC and American General Securities Incorporated ("AGSI") commissions are paid to registered representatives of AGSI with respect to Stipulated Payments received by AGL under outstanding Contracts to a maximum of 5% of such Stipulated Payments for Contract A, 4% of such Stipulated Payments for Contract B, and 2% of such Stipulated Payments for Contract C.

Administrative services under the Contracts are provided by AGL pursuant to a services agreement.

SERVICES AGREEMENTS

American General Life Companies, LLC ("AGLC") is party to a general services agreement with AGL. AGLC, an affiliate of AGL, is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Contracts.

REPORTS TO OWNERS

AGL will mail Contract Owners (or persons receiving payments following the Annuity Payment Date), at their last known address of record, any reports and communications required by applicable law or regulation. Therefore, prompt written notice of any address change should be given to AGL at its Administrative Office.

EFFECT OF NON-QUALIFICATION

In the event that a plan intended to qualify as a Qualified Plan under the Code fails to meet the applicable qualification requirements under the Code (including Section 818(a)) or in the event that a Qualified Plan ceases to qualify thereunder, AGL shall have the right, upon receiving notice of such non-qualification, to treat any such Contract issued in connection with such a plan as a Non-Qualified Contract participating in the Fund.

YIELD INFORMATION

In accordance with regulations adopted by the SEC, the Fund has computed an annualized yield and an effective yield for a seven-day period for Subaccount C that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses from the sale of securities and unrealized appreciation and depreciation on investments) in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of Subaccount C at the beginning of such seven-day period, dividing the net change in account value by the value of the account at the beginning of the seven-day period (the "base period return") and multiplying this result by 365/7 to obtain an annualized yield. The annualized yield for the seven calendar day period ended December 31, 2001 was 3.30%. The effective yield is computed by compounding the base period return by adding one, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result. The effective yield for the seven calendar day period ended December 31, 2001 was 3.35%. The effective yield is higher because it represents a compound yield, i.e., it assumes that the increase in account value represented by the base period return is reinvested.

Yield as determined with respect to a portfolio composed primarily of money market securities normally will fluctuate on a daily basis and is affected by changes in interest rates on money market securities, average portfolio maturities, the type and quality of portfolio securities held and the expenses of the Money Market Fund. Therefore, the yield for any given past period should not be considered as a representation of the yield for any future period.

In addition, although yield information may be useful in reviewing Subaccount C's performance and in providing a basis for comparison with other investment alternatives, it should be kept in mind that Subaccount C's yield cannot be compared to the yield on bank deposits and other investments which pay fixed yields for a stated period of time and that other investment companies may calculate yield on additional bases. When comparing the yields of investment companies, consideration should be given to the quality and maturity of the portfolio of securities of each company as well as to the type of expenses incurred. In this connection, it should be noted that the accrued expenses of Subaccount C differ from those incurred under conventional money market funds that do not offer variable annuity contracts in that additional charges are made against Subaccount C relating to AGL's assumption of mortality and expense risks under the Contract. See "Mortality and Expense Risk Charge," above. In addition, unlike investments in conventional money market funds which may be held on a non-qualified basis by the investor, investment income earned by Subaccount C during the accumulation period is not currently taxable to holders of Contracts. See "Federal Income Tax Status," above.

LEGAL PROCEEDINGS

     AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

The principal underwriter and distributor of the Contracts, AGESC, offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the Statement.

OTHER INFORMATION ON FILE

We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 for the Contracts discussed in this Prospectus. We have not included all of the information in the Registration Statement and its exhibits. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of terms, you should refer to the documents that we filed with the Securities and Exchange Commission.

                TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
                                   INFORMATION

General Information........................................................  2

Required Distributions.....................................................  2

Limitations on Settlement Options..........................................  3

Distribution of the Contracts..............................................  5

Yield Information..........................................................  6

Legal Matters..............................................................  7

Financial Statements.......................................................  7

Index to Financial Statements..............................................  7

                       STATEMENT OF ADDITIONAL INFORMATION

          AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VA-2

                      Individual Variable Annuity Contracts

                                    Issued by

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                    P. O. Box 1401, Houston, Texas 77251-1401
                       1 (800) 231-0105; 1 (713) 831-3310
                        Hearing impaired: 1(888) 436-5257

This Statement of Additional Information, dated January 2, 2003, is not a prospectus. You should read it with the Prospectus dated January 2, 2003 for the individual variable annuity contracts (the "Contracts") which are referred to herein. This Statement of Additional Information should be retained for future reference.

The Prospectus sets forth information that a person should know before investing in the Contracts. For a copy of the Prospectus, write or call American General Life Insurance Company Annuity Department, P. O. Box 1401, Houston, Texas 77251-1401. The mailing address and telephone number are P. O. Box 1401, Houston, Texas 77251-1401, 1 (800) 231-0105; 1 (713) 831-3310. Hearing impaired:
1 (888) 436-5257.

                                TABLE OF CONTENTS

       GENERAL INFORMATION .....................................    2
       REQUIRED DISTRIBUTIONS ..................................    2
       LIMITATIONS ON SETTLEMENT OPTIONS .......................    3
       DISTRIBUTION OF THE CONTRACTS ...........................    5
       YIELD INFORMATION .......................................    6
       LEGAL MATTERS ...........................................    7
       FINANCIAL STATEMENTS ....................................    7
       INDEX TO FINANCIAL STATEMENTS ...........................    7

                               GENERAL INFORMATION

The individual variable annuity Contracts offered by the Prospectus (the "Prospectus" ) are designed primarily to provide annuity payments which may vary with the investment performance of a Subaccount of American General Life Insurance Company Separate Account VA-2 (the "Fund" ), a separate account under Texas insurance law. Reference is made to the Prospectus, which should be read in conjunction with this Statement of Additional Information. Capitalized terms not otherwise defined in this Statement of Additional Information shall have the meanings designated in the Prospectus.

         We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. AGL is obligated to pay all amounts promised to Contract Owners under the Contracts. These commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

                             REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract issued after January 18, 1985, to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a Contract Owner. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the deceased owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of the owner's death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts subject to these distribution requirements contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other required distribution rules may apply to Qualified Contracts. For qualified plans under Section 401(a), 403(a) and 403(b) of the Code, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) (1) reaches age 70 1/2 or (2) retires, and must be made in a specified form and manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) reaches age 70 1/2.

                        LIMITATIONS ON SETTLEMENT OPTIONS

LIMITATIONS ON CHOICE OF SETTLEMENT OPTION. Described below are certain limitations on Settlement Options based on AGL's current understanding of the distribution rules generally applicable to Contracts purchased for use as Individual Retirement Annuities or issued in connection with Section 403(b) annuity purchase plans. Various questions exist, however, about the application of the distribution rules to distributions from the Contracts and their effect on Settlement Option availability thereunder.

The Internal Revenue Service on April 16, 2002 issued final and temporary regulations relating to minimum required distributions from qualified plans, individual retirement plans, and annuity contracts under Section 403(b) of the Code. The minimum required distribution rules may limit the availability of the Settlement Options in Contracts purchased for use as Individual Retirement Annuities or issued in connection with Section 403(b) annuity purchase plans. The regulations effective for calendar years after 2002; however, for determining required minimum distributions for calendar year 2002, the final regulations, 2001 proposed regulations or the 1987 proposal regulations may be used. A person should consult a qualified tax advisor concerning the effect of the proposed regulations on the Settlement Option or Options the person is contemplating.

FIRST OPTION - LIFE ANNUITY. Under Contracts issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans, if the Variable Annuitant dies before Annuity Payments have commenced, this Option is not available to a Beneficiary unless distributions to the Beneficiary begin not later than one year after the date of the Variable Annuitant's death (except that distributions to a Beneficiary who is the surviving spouse of the Variable Annuitant need not commence earlier than the date on which the Variable Annuitant would have attained age 70 1/2). If the surviving spouse of the Variable Annuitant is the Beneficiary and such surviving spouse dies before Annuity Payments to such spouse have commenced, the surviving spouse will be treated as the Variable Annuitant for purposes of the preceding rule.

SECOND OPTION - LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN. Under Contracts issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans, this Option is not available unless the selected period does not extend beyond the life expectancy of the Variable Annuitant (or the life expectancy of the Variable Annuitant and his or her Beneficiary). Further, if the Variable Annuitant dies before Annuity Payments have commenced, this Option is not available to a

Beneficiary unless (1) the selected period does not extend beyond the life expectancy of the Beneficiary, and (2) the distribution to the Beneficiary commences not later than one year after the date of the Variable Annuitant's death (except that distributions to a Beneficiary who is the surviving spouse of the Variable Annuitant need not commence earlier than the date on which the Variable Annuitant would have attained age 70 1/2). If the surviving spouse of the Variable Annuitant is the Beneficiary and the surviving spouse dies before Annuity Payments to such spouse have commenced, the surviving spouse will be treated as the Variable Annuitant for purposes of the preceding sentence. This Option is also not available under Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans unless certain minimum distribution incidental benefit requirements of the proposed regulations are met.

THIRD OPTION - UNIT REFUND LIFE ANNUITY. This Option is not available under Contracts issued for use as Individual Retirement Annuities. Also, under Qualified Contracts issued in connection with Section 403(b) annuity purchase plans, if the Variable Annuitant dies before Annuity Payments have commenced, this Option is not available to a Beneficiary unless distributions to the Beneficiary begin not later than one year after the date of the Variable Annuitant's death (except that distributions to a Beneficiary who is the surviving spouse of the Variable Annuitant need not commence earlier than the date on which the Variable Annuitant would have attained age 70 1/2). If the surviving spouse of the Variable Annuitant is the Beneficiary and such surviving spouse dies before Annuity Payments to such spouse have commenced, the surviving spouse will be treated as the Variable Annuitant for purposes of the preceding rule. This Option is also not available in connection with Section 403(b) annuity purchase plans unless certain minimum distribution incidental benefit requirements of the proposed regulations are met.

FOURTH OPTION - JOINT AND LAST SURVIVOR LIFE ANNUITY. Under Contracts issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans, this Option is not available unless the secondary variable annuitant is the spouse of the Variable Annuitant or unless certain minimum distribution incidental benefit requirements of the proposed regulations are met. Further, if the Variable Annuitant dies before Annuity Payments have commenced, this Option is not available to a Beneficiary under a Contract issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans.

FIFTH OPTION - PAYMENTS FOR A DESIGNATED PERIOD. Under Contracts issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans, this Option is not available unless the limitations described in the Second Option, above, applicable to such Qualified Contracts, are satisfied, except that this Option is otherwise available to a Beneficiary where the Variable Annuitant dies before Annuity Payments have commenced if the designated period does not exceed a period that terminates five years after the death of the Variable Annuitant or the substituted surviving spouse, as the case may be. In addition, this Option is not available if the number of years in the selected period over which Annuity Payments would otherwise be paid plus the attained age of the Variable Annuitant at the initial Annuity Payment Date would exceed 95.

SIXTH OPTION - PAYMENTS OF A SPECIFIED DOLLAR AMOUNT. This Option is not available under Contracts issued for use as Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans.

SEVENTH OPTION - INVESTMENT OPTION. This Option is not available under Qualified Contracts issued in connection with any Qualified Plan.

LIMITATIONS ON COMMENCEMENT OF ANNUITY PAYMENTS. The Contract Owner may defer the initial Annuity Payment Date and continue the Contract to a date not later than age 75 unless the provisions of the Code or any governing Qualified Plan require Annuity Payments to commence at an earlier date. For example, under Qualified Contracts, other than those issued for use as Individual Retirement Annuities, the Contract Owner may not defer the initial Annuity Payment Date beyond April 1 of the calendar year following the later of the calendar year in which the Variable Annuitant (1) attains age 70 1/2, or (2) retires, and must be made in a specified form or manner. In addition, if the plan participant is a "5-percent owner" (as defined in the Code), or if the Contract is issued for use as an Individual Retirement Annuity, distributions generally must begin no later than the date described in (1). AGL will require satisfactory proof of age of the Variable Annuitant prior to the initial Annuity Payment Date.

                          DISTRIBUTION OF THE CONTRACTS

American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of AGL, is the principal underwriter and distributor of the Contracts for the Fund under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates.

The Fund no longer issues new Contracts. To the extent that Stipulated Payments continue to be made on Contracts, the Fund may nevertheless be deemed to be offering interests in Contracts on a continuous basis. Contracts were sold primarily by persons who are insurance agents or brokers for AGL authorized by applicable law to sell life and other forms of personal insurance and who are similarly authorized to sell Variable Annuities. Pursuant to a selling agreement between us, AGESC and American General Securities Incorporated ("AGSI"), AGSI will employ and supervise agents chosen by us to service the Contracts and will use its best efforts to qualify such persons as its registered representatives. AGSI, an affiliate of AGL, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Contracts may also be sold by persons who are registered representatives of other registered broker-dealers who are members of the National Association of Securities Dealers, Inc., and with whom AGESC may enter into a selling agreement.

Registered representatives of AGSI (who prior to October 1, 2002, were registered representatives of Franklin Financial Services Corporation) and other registered broker-dealers, earn commissions on Contract sales. Commissions and other remuneration and the cost of disclosure materials will be paid by AGL from its General Account. Pursuant to AGESC's Distribution Agreement with AGL, the Company reimburses AGESC for reasonable sales expenses, including overhead expenses. No sales commissions were paid to AGESC for the years 1999, 2000 and 2001.

                                YIELD INFORMATION

In accordance with regulations adopted by the SEC, the Fund has computed an annualized yield and an effective yield for a seven-day period for Subaccount C that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses from the sale of securities and unrealized appreciation and depreciation on investments) in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of Subaccount C at the beginning of such seven-day period, dividing the net change in account value by the value of the account at the beginning of the seven-day period (the "base period return") and multiplying this result by 365/7 to obtain an annualized yield. The annualized yield for the seven calendar day period ended December 31, 1998 was 3.30%. The effective yield is computed by compounding the base period return by adding one, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result. The effective yield for the seven calendar day period ended December 31, 1998 was 3.35%. The effective yield is higher because it represents a compound yield, i.e., it assumes that the increase in account value represented by the base period return is reinvested.

Yield as determined with respect to a portfolio composed primarily of money market securities normally will fluctuate on a daily basis and is affected by changes in interest rates on money market securities, average portfolio maturities, the type and quality of portfolio securities held and the expenses of the Money Market Fund. Therefore, the yield for any given past period should not be considered as a representation of the yield for any future period.

In addition, although yield information may be useful in reviewing Subaccount C's performance and in providing a basis for comparison with other investment alternatives, it should be kept in mind that Subaccount C's yield cannot be compared to the yield on bank deposits and other investments which pay fixed yields for a stated period of time and that other investment companies may calculate yield on additional bases. When comparing the yields of investment companies, consideration should be given to the quality and maturity of the portfolio of securities of each company as well as to the type of expenses incurred. In this connection, it should be noted that the accrued expenses of Subaccount C differ from those incurred under conventional money market funds that do not offer variable annuity contracts in that additional charges are made against Subaccount C relating to AGL's assumption of mortality and expense risks under the Contract. See "Mortality and Expense Risk Charge," above. In addition, unlike investments in conventional money market funds which may be held on a non-qualified basis by the investor, investment income earned by Subaccount C during the accumulation period is not currently taxable to holders of Contracts. See "Federal Income Tax Status," above.

                                  LEGAL MATTERS

Lauren W. Jones, Deputy General Counsel of American General Life Companies, LLC has provided advice on certain matters relating to the federal securities laws.

                              FINANCIAL STATEMENTS

         The statement of net assets as of December 31, 2001 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years then ended of the Separate Account, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

         The proforma financial statements of AGL reflecting the merger of All American Life Insurance Company ("AAL"), American Franklin, The Franklin Life Insurance Company ("FL") and AGL for the year ended December 31, 2001, appearing herein are unaudited.

         The consolidated balance sheet of AGL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

         The balance sheet of American Franklin and the consolidated balance sheet of FL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, and the statutory-basis balance sheet of AAL at December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended appearing elsewhere herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein.

         In 2002, due to AIG's acquisition of AGL and affiliated companies, AGL changed its independent auditor from Ernst & Young LLP to PricewaterhouseCoopers LLP ("PWC"). AIG has been using PWC as its corporate-wide auditing firm.

                          INDEX TO FINANCIAL STATEMENTS

The following is an index to the financial statements that are included in this
Statement:


    I.      Separate Account Financial Statements                                                           Page No.
            -------------------------------------                                                           --------
            Statement of Net Assets and Statement of Operations for the year ended December 31, 2001        1

            Statement of Changes in Net Assets for the years ended December 31, 2001 and 2000               2

            Notes to Financial Statements                                                                   3

                                  Page 7 0f 10

            Report of Independent Auditors                                                                           6

    II.     AGL Proforma Financial Statements                                                                        Page No.
            ---------------------------------                                                                        --------

            These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
            2002. They will not appear in future filings.

            Introduction                                                                                             P-1

            Elimination of Inter-company Preferred Stock                                                             P-1

            Balance Sheet, December 31, 2001                                                                         P-2

            Income Statement, December 31, 2001                                                                      P-3

            Notes to Unaudited Pro-forma Consolidated Financial Statements                                           P-4

    III.    AGL Consolidated Financial Statements                                                                    Page No.
            -------------------------------------                                                                    --------

            You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts

            Report of Ernst & Young LLP Independent Auditors                                                         F-1

            Consolidated Balance Sheets as of December 31, 2001 and 2000                                             F-2

            Consolidated Statements of Income for the years ended December 31, 2001, 2000, and 1999                  F-4

            Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000, and 1999    F-5


            Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000, and 1999    F-6

            Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999              F-7

            Notes to Consolidated Financial Statements                                                               F-8

    IV.     AAL Statutory Financial Statements                                                                       Page No.
            ----------------------------------                                                                       --------
            These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
            2002. They will not appear in future filings

            Report of Independent Auditors                                                                           1

            Balance Sheet-Statutory Basis for the years ended December 31, 2001 and 2000                             2

            Statements of Income-Statutory-Basis for the years ended December 31, 2001 and 2000                      5

            Statements of Changes in Capital and Surplus-Statutory Basis                                             6

            Notes to Statutory-Basis Financial Statements                                                            7

    V.      American Franklin Financial Statements                                                                   Page No.
            --------------------------------------                                                                   --------

            These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
            2002. They will not appear in future filings.

            Report of Independent Auditors                                                                           F-1

            Statement of Income for the years ended December 31, 2001, 2000 and 1999                                 F-2

            Balance Sheet, December 31, 2001 and 2000                                                                F-3

            Statement of Shareholder's Equity for the years ended December 31, 2001, 2000 and 1999                   F-4

            Statement of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999                   F-4

            Statement and Cash Flows for the years ended December 31, 2001, 2000 and 1999                            F-5

            Notes to Financial Statements                                                                            F-6

 VI.   FL Financial Statements                                                                                  Page No.
       -----------------------                                                                                  --------
       These Financial Statements are included in this Statement because of the merger of AAL,
       American Franklin and FL into AGL on December 31, 2002. They will not appear in future filings.

       Report of Independent Auditors                                                                           1

       Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999                    2

       Consolidated Balance Sheet, December 31, 2001 and 2000                                                   3

       Consolidated Statement of Shareholder's Equity for the years ended  December 31, 2001, 2000              4
       and 1999

       Consolidated Statement of Comprehensive Income for the years ended December 31, 2001, 2000               4
       and 1999

       Consolidated Statement of Cash Flows for the years ended December 31, 2001, 2000 and 1999                5

       Notes to Consolidated Financial Statements                                                               6

                       THE FRANKLIN LIFE INSURANCE COMPANY
                       FRANKLIN LIFE VARIABLE ANNUITY FUND
                                DECEMBER 31, 2001
                                  ANNUAL REPORT






                          Principal office located at:
                               #1 Franklin Square
                           Springfield, Illinois 62713

                      Annual Report Dated December 31, 2001

--------------------------------------------------------------------------------






The Annual Report of The Franklin Life Variable Annuity Fund is prepared and provided by The Franklin Life Insurance Company.

--------------------------------------------------------------------------------

This Annual Report is not to be construed as an offering for sale of any Franklin Life contract. No offering is made except in conjunction with a prospectus which must precede or accompany this report.

The Franklin Life Insurance Company
Franklin Life Variable Annuity Fund
December 31, 2001

Statement of Net Assets
                                                             North American Funds Variable Product Series I
                                                       ----------------------------------------------------------
                                                          AG Stock              AG Stock           AG 1 Money
                                                         Index Fund            Index Fund          Market Fund
                                                        Subaccount A          Subaccount B        Subaccount C
                                                       ----------------------------------------------------------
Assets

Investments in Funds at fair value
     (cost: see below)                                 $   8,129,439         $   1,187,828        $  1,014,716
Due from (to) General Account                                    (12)                   19                 (13)
                                                       ----------------------------------------------------------

Net Assets                                             $   8,129,427         $   1,187,847        $  1,014,703
                                                       ==========================================================


Unit value                                             $      104.20         $      121.42        $      27.47
                                                       ==========================================================

Units outstanding                                             78,015                 9,783              36,941
                                                       ==========================================================

Cost of investments                                    $  10,164,010         $   1,490,685        $  1,014,716
                                                       ==========================================================

Statement of Operations
For the Year Ended December 31, 2001
Net investment income (expense)
Income
        Dividends and interest                         $      84,332         $      11,880        $     45,642
        Capital gains distributions                          317,623                46,320                   -
Expenses
        Mortality and expense risk charges                    90,574                12,347              10,372
                                                       ----------------------------------------------------------
Net investment income (expense)                              311,381                45,853              35,270

Net realized and unrealized gain
    (loss) on investments
        Net realized gain (loss)                            (143,806)               (5,264)                  -
        Net unrealized appreciation (depreciation)
            Beginning of year                               (504,323)              (73,545)                  -
            End of year                                   (2,034,571)             (302,857)                  -
                                                       ----------------------------------------------------------
Net change in unrealized appreciation
   (depreciation) during the year                         (1,530,248)             (229,312)                  -
                                                       ----------------------------------------------------------
Net realized and unrealized gain (loss) on
   investments                                            (1,674,054)             (234,576)                  -
                                                       ----------------------------------------------------------
Net increase (decrease) in net assets
   from operations                                     $  (1,362,673)        $    (188,723)       $     35,270
                                                       ==========================================================

See Notes to Financial Statements

The Franklin Life Insurance Company
Franklin Life Variable Annuity Fund
Statement of Changes in Net Assets
Years Ended December 31, 2001 and 2000

                                                                         North American Funds Variable Product Series I
                                          -----------------------------------------------------------------------------------------
                                             AG Stock      AG Stock     AG 1 Money        AG Stock       AG Stock      AG 1 Money
                                            Index Fund    Index Fund   Market Fund       Index Fund     Index Fund    Market Fund
                                           Subaccount A  Subaccount B  Subaccount C     Subaccount A   Subaccount B   Subaccount C
                                          ------------------------------------------  ---------------------------------------------
                                             For the year ended December 31, 2001          For the year ended December 31, 2000
                                          ------------------------------------------  ---------------------------------------------
Change in net assets
From operations:
  Net investment income (expense)         $   311,381    $   45,853    $     35,270   $      270,651   $    35,704    $     65,637
  Net realized gain (loss) on investments    (143,806)       (5,264)              -          111,141        12,839               -
  Net change in unrealized appreciation
      (depreciation) on investments        (1,530,248)     (229,312)              -       (1,428,898)     (187,891)              -
                                          ------------------------------------------  ---------------------------------------------
Net increase (decrease) in net assets
      from operations                      (1,362,673)     (188,723)         35,270       (1,047,106)     (139,348)         65,637
From contract related transactions:
  Net contract purchase payments              126,334        11,703           7,647           76,639        10,723          14,679
  Withdrawals                                (932,862)      (37,108)       (302,767)      (1,956,869)      (99,187)       (187,512)
  Transfers from (to) fixed account            10,442             -               -           18,009             -               -
                                          ------------------------------------------  ---------------------------------------------
Net increase (decrease) in net assets
      from contract related transactions
                                             (796,086)      (25,405)       (295,120)      (1,862,221)      (88,464)       (172,833)
                                          ------------------------------------------  ---------------------------------------------
Net increase (decrease) in net assets      (2,158,759)     (214,128)       (259,850)      (2,909,327)     (227,812)       (107,196)
Net assets, beginning of year              10,288,186     1,401,975       1,274,553       13,197,513     1,629,787       1,381,749
                                          ------------------------------------------  ---------------------------------------------
Net assets, end of year                   $ 8,129,427    $1,187,847    $  1,014,703   $   10,288,186   $ 1,401,975    $  1,274,553
                                          ==========================================  =============================================

See Notes to Financial Statements

The Franklin Life Insurance Company
Franklin Life Variable Annuity Fund
Notes to Financial Statements
December 31, 2001

1.       NATURE OF OPERATIONS AND REORGANIZATION

         Franklin Life Variable Annuity Fund (the Fund or the Ongoing Fund) is a separate account of The Franklin Life Insurance Company (Franklin) under Illinois insurance law and a unit investment trust under the Investment Company Act of 1940. Franklin's ultimate parent company is American International Group, Inc., a Delaware corporation. The Fund supports the operations of Franklin's variable annuity contracts (the Contracts). New contracts are no longer being issued.

         The Ongoing Fund consists of three subaccounts invested in units of beneficial interest (shares) of two portfolios of North American Funds Variable Portfolio Series I (NAFVPS I), an affiliated open-end management investment company. Subaccounts A and B invest in the NAFVPS I North American - AG Stock Index Fund portfolio and Subaccount C invests in the NAFVPS I North American - AG 1 Money Market Fund portfolio. Prior to October 2, 2000, NAFVPS and its portfolios were known by different names as follows:

                          Prior to October 2, 2000                                      After October 2, 2000
                          ------------------------                                      ---------------------
          Open-end management investment company:                     Open-end management investment company
              American General Series Portfolio Company (AGSPC)          North American Funds Variable Portfolio Series I (NAFVPS I)
                Portfolios                                                  Portfolios
                   AGSPC Stock Index Fund                                      North American - AG Stock Index Fund
                   AGSPC Money Market Fund                                     North American - AG 1 Money Market Fund

         The name change had no effect on the portfolios investment objectives or policies.

         Franklin Financial Services Corporation, a wholly owned subsidiary of Franklin, acts as principal underwriter for the Contracts, as defined in the Investment Company Act of 1940. The assets of the Fund are the property of Franklin; however, the portion of the Fund's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business Franklin may conduct.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Investments: Investments are carried at fair value based on the net asset values of the respective NAFVPS I portfolios. Investment transactions are recorded on the trade date. Dividends are recorded as received. Realized gains and losses on sales of investments are determined based on the specific identification method.

         Taxation: Operations of the Fund form a part of, and are taxed with those of Franklin, which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Fund.

         Reserves: Annuity reserves on Contracts, all involving life contingencies, are calculated using the Progressive Annuity Table with an assumed investment rate of 3-1/2%. At December 31, 2001, net assets includes $8,179 for annuity reserves.

3.       CONTRACT CHARGES

         NAFVPS I deducts a charge for investment management and other expenses for the AG Stock Index Fund portfolio and the AG 1 Money Market Fund portfolio of 0.31% and 0.56%, respectively. In addition, Franklin deducts a charge from the assets of the Fund to cover mortality and expense risks related to the operations of the Fund at an effective annual rate of 1.00% for Subaccounts A and B and 0.88% for Subaccount
         C. Total annual Fund expenses are capped at 1.44%. Total charges paid by the Fund to Franklin were $112,000 and $149,000 for the years ended December 31, 2001 and 2000, respectively.

The Franklin Life Insurance Company
Franklin Life Variable Annuity Fund
Notes to Financial Statements (continued)
December 31, 2001

4.    SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS

                                                             North American Funds Variable Product Series I
                                      -------------------------------------------------------------------------------------------
                                        AG Stock        AG Stock       AG 1 Money     AG Stock        AG Stock        AG 1 Money
                                       Index Fund      Index Fund     Market Fund    Index Fund      Index Fund      Market Fund
                                      Subaccount A    Subaccount B    Subaccount C  Subaccount A    Subaccount B     Subaccount C
                                      --------------------------------------------  ---------------------------------------------
                                          For the year ended December 31, 2001          For the year ended December 31, 2000
                                      --------------------------------------------  ---------------------------------------------
Unit value, beginning of year           $120.63          $140.56         $26.70        $132.58         $154.47          $25.41
                                      ============================================  =============================================

Unit value, end of year                 $104.20          $121.42         $27.47        $120.63         $140.56          $26.70
                                      ============================================  =============================================

Number of units outstanding,
   beginning of year                     85,286            9,974          47,740        99,547          10,551           54,370

Net contract purchase payments            1,089               94             281           588              71              563

Withdrawals                              (8,456)            (285)        (11,080)      (14,991)           (648)          (7,193)

Transfers from (to) fixed account            96                -               -           142               -                -
                                      --------------------------------------------  ---------------------------------------------

Number of units outstanding,
   end of year                           78,015            9,783          36,941        85,286           9,974           47,740
                                      ============================================  =============================================

5.   REMUNERATION OF MANAGEMENT

     The Fund incurs no liability or expense for payment to directors, members of advisory boards, officers, or any other person who might provide a service for the Fund, except as described in Note 3.

The Franklin Life Insurance Company
Franklin Life Variable Annuity Fund
Notes to Financial Statements (continued)
December 31, 2001

6.  SUMMARY OF OTHER FINANCIAL INFORMATION

                                              North American Funds Variable Product Series I
                                             -----------------------------------------------
                                               AG Stock         AG Stock        AG 1 Money
                                              Index Fund       Index Fund       Market Fund
                                             Subaccount A     Subaccount B     Subaccount C
                                             ------------     ------------     -------------
    Year Ended December 31, 2001

    Ratios:
        Investment Income Ratio                   4.54%             4.69%            3.79%
        Expense Ratio                             1.02              0.99             0.86
        Total Return                            (13.62)           (13.62)            2.88

7.   SUBSEQUENT EVENT

     Effective December 31, 2002 Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American International Group, Inc. At that date the Fund name will change to the American General Life Insurance Company Separate Account VA-2.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors Franklin Life Insurance Company
Contractowners of Franklin Life Variable Annuity Fund

We have audited the accompanying statement of net assets of the Franklin Life Variable Annuity Fund (comprising, respectively, the North American Funds Variable Product Series I (NAFVPS) AG Stock Index Fund Subaccount A, NAFVPS AG Stock Index Fund Subaccount B, and NAFVPS AG 1 Money Market Fund Subaccount C, formerly known as American General Series Portfolio Company (AGSPC) Stock Index Subaccount A, AGSPC Stock Index Subaccount B, and AGSPC Money Market Subaccount C, respectively), as of December 31, 2001, the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Subaccounts constituting Franklin Life Variable Annuity Fund at December 31, 2001, and the results of its operations for the year then ended, and the changes in net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ ERNST & YOUNG LLP
                                                  --------------------------
Chicago, Illinois
March 29, 2002, except footnote 7
as to which the date is
December 20, 2002

                     American General Life Insurance Company

              Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer ("AFL") with and into The Franklin Life Insurance Company, an Illinois domiciled insurer ("FL"); and b) the concurrent merger of FL and All American Life Insurance Company, an Illinois domiciled insurer ("AAL"), with and into American General Life Insurance Company, a Texas domiciled insurer ("AGL"). The American Franklin Life Insurance Company is a wholly owned subsidiary of FL . The primary purpose of the mergers is to reduce the complexity and costs of the current legal entity structure.

The following proforma financial statements and accompanying footnotes have been prepared in connection with the registration of AFL and FL products as AGL variable annuity and variable life insurance contracts.

The unaudited pro-forma financial statements show (i) the condensed historical statements for each of the companies involved in the merger, (ii) proforma adjustments (any adjustments necessary to arrive at the combined post-merger entity), and (iii) the proforma results (post-merger entity).

ELIMINATION OF INTER-COMPANY PREFERRED STOCK

Effective December 31, 1995, AGL purchased Franklin United Life Insurance Company (FULIC) from FL which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected by the issuance of $8,500,000 in AGL preferred stock to FL. The accounting impact on FL's financials was:

Preferred Stock - Investment in AGL         8,500,000
Common Stock - Investment in FULIC                         8,500,000

The upcoming merger of FL into AGL will require that the preferred stock of AGL held by FL be paid as a dividend to the Parent Company, AGC Life Insurance Company. The financial impact of FL paying the dividend to AGC Life is as follows:

Dividends Paid - Retained Earnings          8,500,000
Preferred Stock - Investment in AGL                        8,500,000

AGL pays preferred stock dividends of $680,000 each year which is recorded by FL and AGL,

AGL: Dividends Paid - Retained Earnings     680,000
     Cash                                                  680,000

FL:  Cash                                   680,000
     Dividend Income                                       680,000

For purposes of the pro-forma financials, the dividends paid in 2001 are being reversed. Note the impact on Retained Earnings of the pro-forma financials is $-0-.

Net Investment Income- Dividends                     680,000
Dividends Paid - Retained Earnings                   680,000

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                          GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                         AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                      ------------   -----------   -----------   ------------   -----   -----------   --------------
BALANCE SHEET
ASSETS
Investments:
  Fixed maturity securities, at
   fair value                         $ 28,589,219   $ 4,544,013   $ 1,740,122   $ 34,873,354           $         -   $   34,873,354
  Equity securities, at fair value         176,171            93         2,655        178,919                                178,919
  Mortgage loans on real estate          2,201,562       434,125        89,401      2,725,088                              2,725,088
  Policy loans                           1,291,019       348,430       141,026      1,780,475                              1,780,475
  Investment real estate                    65,974             -         2,713         68,687                                 68,687
  Other long-term investments              277,087        99,877        14,873        391,837                                391,837
  Short-term investments                   487,747       123,652        29,771        641,170                                641,170
  Investments - Derivatives                 26,458             -             -         26,458                                 26,458
                                      ----------------------------------------------------------------------------------------------
Total investments                     $ 33,115,237   $ 5,550,190   $ 2,020,561   $ 40,685,988       -   $         -   $40,685,988.00
                                      ----------------------------------------------------------------------------------------------
Cash                                  $     86,005   $     7,511   $     4,862   $     98,378           $         -   $       98,378
Investment in parent company
 (cost - $7,958)                            64,326         8,500             -         72,826     1,2        (8,500)          64,326
Indebtedness from affiliates               213,015       284,869        53,109        550,993       3          (551)         550,442
Accrued investment income                  487,349        75,554        32,525        595,428                                595,428
Accounts and notes receivable              506,683       125,337        19,032        651,052                     -          651,052
Deferred policy acquisition costs        2,042,688       182,209       171,349      2,396,246                              2,396,246
Cost of Insurance Purchased                      -       302,011             -        302,011                                302,011
Property and equipment                      76,285         3,291            75         79,651                                 79,651
Other assets                               226,966        60,608        90,021        377,595                                377,595
Assets held in separate account         20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total assets                          $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
 Liabilities:
  Future policy benefits              $ 31,012,385   $ 4,123,072   $ 1,746,987   $ 36,882,444           $         -   $   36,882,444
  Other policy claims and benefits
   payable                                  53,149        20,739        17,598         91,486                     -           91,486
  Other policyholders' funds               523,332     1,210,638        48,654      1,782,624                     -        1,782,624
  Federal income taxes                     558,723       (46,495)      (35,911)       476,317                                476,317
  Indebtedness to affiliates                 4,691         1,161         4,145          9,997       3          (551)           9,446
  Other liabilities                        838,612       177,337       106,824      1,122,773                              1,122,773
  Liabilities related to separate
   accounts                             20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total liabilities                     $ 53,270,165   $ 6,067,639   $ 1,888,297   $ 61,226,101       -   $      (551)  $   61,225,550
                                      ----------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock, $10 par value,
   600,000 shares authorized,
   issued and outstanding             $      6,000   $    42,004   $     6,043   $     54,047       4   $   (48,047)  $        6,000
  Preferred stock, $100 par value,
   8,500 shares authorized,
   issued, and outstanding                     850             -             -            850                                    850
  Additional paid-in capital             1,397,860       922,703       271,755      2,592,318       4        48,047        2,640,365
  Accumulated other comprehensive
   income/(loss)                           145,669        35,536          (101)       181,104                                181,104
  Retained earnings                      2,277,283       113,385       225,540      2,616,208   1,2,5        (8,500)       2,607,708
                                      ----------------------------------------------------------------------------------------------
Total shareholders' equity            $  3,827,662   $ 1,113,628   $   503,237   $  5,444,527       -   $    (8,500)  $    5,436,027
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
Total liabilities and shareholders'
 equity                               $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company
(AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid.

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                         GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                        AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                     ------------   -----------   -----------   ------------   -----   -----------   --------------
INCOME STATEMENT
REVENUES:
  Premiums & other considerations    $    794,347   $   319,968   $   170,673   $  1,284,988           $         -   $    1,284,988
  Net investment income                 2,393,778       447,170       162,873      3,003,821       5          (680)       3,003,141
  Net realized investment loss            (65,668)      (35,739)       (8,791)      (110,198)                              (110,198)
  Other                                    22,171        68,174         8,276         98,621                                 98,621
                                     ----------------------------------------------------------------------------------------------
Total revenues                       $  3,144,628   $   799,573   $   333,031   $  4,277,232       -   $      (680)  $    4,276,552
                                     ----------------------------------------------------------------------------------------------
BENEFITS & EXPENSES:
  Benefits                           $  1,899,772   $   443,818   $   181,647   $  2,525,237                         $    2,525,237
  Operating costs & expenses              607,637       195,684        82,668       885,989                                 885,989
                                     ----------------------------------------------------------------------------------------------
Total benefits & expenses            $  2,507,409   $   639,502   $   264,315   $  3,411,226       -   $         -   $    3,411,226
                                     ----------------------------------------------------------------------------------------------
Income before income tax expense     $    637,219   $   160,071   $    68,716   $    866,006       -   $      (680)  $      865,326
Income tax expense                        190,982        50,701        21,187        262,870                                262,870
                                     ----------------------------------------------------------------------------------------------
                                     $    446,237   $   109,370   $    47,529   $    603,136           $      (680)  $      602,456
Cumulative effect of accounting
 change (net of tax)                      (22,383)         (345)       (1,123)       (23,851)                               (23,851)
                                     ----------------------------------------------------------------------------------------------
Net income                           $    423,854   $   109,025   $    46,406   $    579,285       -   $      (680)  $      578,605
                                     ==============================================================================================

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company (AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid. AGL is eliminated by reducing net income and reducing dividends paid.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company ("AGL" or "Company"), The Franklin Life Insurance Company ("FL"), and All American Life Insurance Company ("AAL") are wholly owned subsidiaries of AGC Life Insurance Company ("Parent Company"), whose ultimate parent is American International Group ("AIG"). The Companies wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY"), The Variable Annuity Life Insurance Company ("VALIC"), and The American Franklin Life Insurance Company ("AFL"). AGL also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. AGL and FL sell a variety of equity products through their wholly owned broker dealers, American General Securities, Inc., and American General Equity Services Corporation (F/N/A Franklin Financial Services Corporation), respectively.

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer with and into The Franklin Life Insurance Company, an Illinois domiciled insurer; and the concurrent merger of The Franklin Life Insurance Company and All American Life Insurance Company, an Illinois domiciled insurer, with and into American General Life Insurance Company, a Texas domiciled insurer.

The accompanying pro-forma financial statements should be read in conjunction with the historical financial statements of AGL, AFL, FL and AAL.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

1.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.3 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    [Ernst & Young Letterhead appears here]

                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company

We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives and its investments in certain purchased and retained interests in securitized financial assets.


February 1, 2002                                           /s/ ERNST & YOUNG LLP

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                             DECEMBER 31
                                                        2001            2000
                                                    ------------------------------
                                                           (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $28,319,738 in 2001 and
  $27,098,978 in 2000)                                $28,589,219     $26,991,695
 Equity securities, at fair value (cost -
  $202,556 in 2001 and $233,278 in 2000)                  176,171         233,227
 Mortgage loans on real estate                          2,201,562       2,084,299
 Policy loans                                           1,291,019       1,297,438
 Investment real estate                                    65,974         124,117
 Other long-term investments                              277,087         227,514
 Short-term investments                                   487,747         140,496
 Derivatives                                               26,458               -
                                                      ---------------------------
Total investments                                      33,115,237      31,098,786

Cash                                                       86,005          44,747
Investment in Parent Company
 (cost - $8,597 in 2001 and 2000)                          64,326          57,019
Indebtedness from affiliates                              213,015          78,225
Accrued investment income                                 487,349         472,187
Accounts receivable                                       506,683         664,395
Deferred policy acquisition costs                       2,042,688       2,090,810
Property and equipment                                     76,285          80,665
Other assets                                              226,966         228,685
Assets held in separate accounts                       20,279,272      22,225,525
                                                      ---------------------------
Total assets                                          $57,097,826     $57,041,044
                                                      ===========================

                                                              DECEMBER 31
                                                          2001            2001
                                                      ---------------------------
                                                           (In Thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                               $31,012,386     $29,524,610
 Other policy claims and benefits payable                  53,149          47,369
 Other policyholders' funds                               523,332         388,433
 Federal income taxes                                     558,723         466,314
 Indebtedness to affiliates                                 4,691           6,909
 Other liabilities                                        838,612         920,570
 Liabilities related to separate accounts              20,279,272      22,225,525
                                                      ---------------------------
Total liabilities                                      53,270,165      53,579,730

Shareholder's equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                       6,000           6,000
 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                         850             850
 Additional paid-in capital                             1,397,860       1,370,821
 Accumulated other comprehensive loss                     129,460         (31,466)
 Hedging activities                                        16,207               -
 Retained earnings                                      2,277,284       2,115,109
                                                      ---------------------------
Total shareholder's equity                              3,827,661       3,461,314
                                                      ---------------------------
Total liabilities and shareholder's equity            $57,097,826     $57,041,044
                                                      ===========================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                       YEAR ENDED DECEMBER 31
                                               2001             2000            1999
                                           --------------------------------------------
                                                         (In Thousands)
Revenues:
 Premiums and other considerations         $  794,347       $  659,901       $  540,029
 Net investment income                      2,393,778        2,362,694        2,348,196
 Net realized investment gains
  (losses)                                    (65,668)         (98,109)           5,351
 Other                                         22,171          134,769           82,581
                                           --------------------------------------------
Total revenues                              3,144,628        3,059,255        2,976,157

Benefits and expenses:
 Benefits                                   1,899,772        1,775,120        1,719,375
 Operating costs and expenses                 607,637          481,841          495,680
                                           --------------------------------------------
Total benefits and expenses                 2,507,409        2,256,961        2,215,055
                                           --------------------------------------------
Income before income tax expense              637,219          802,294          761,102

Income tax expense                            190,981          260,860          263,196
Cumulative effect of accounting
 change (net of tax)                          (22,383)               -                -
                                           --------------------------------------------
Net income                                 $  423,855       $  541,434       $  497,906
                                           ============================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                   YEAR ENDED DECEMBER 31
                                              2001            2000            1999
                                          ------------------------------------------
                                                       (In Thousands)
Common stock:
 Balance at beginning of year             $    6,000      $    6,000     $     6,000
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                         6,000           6,000           6,000

Preferred stock:
 Balance at beginning of year                    850             850             850
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                           850             850             850

Additional paid-in capital:
 Balance at beginning of year              1,370,821       1,371,687       1,368,089
 Capital contribution from Parent
  Company                                          -               -               -
 Other changes during year                    27,039            (866)          3,598
                                          ------------------------------------------
Balance at end of year                     1,397,860       1,370,821       1,371,687

Accumulated other comprehensive
 (loss) income:
   Balance at beginning of year              (31,466)       (356,865)        679,107
   Change in unrealized gains
    (losses) on securities, net of tax       160,926         325,399      (1,035,972)
                                          ------------------------------------------
Balance at end of year                       129,460         (31,466)       (356,865)

Hedging Activities:
 Balance at beginning of year                      -               -               -
 Change, net of tax                           16,207               -               -
                                          ------------------------------------------
Balance at end of year                        16,207               -               -

Retained earnings:
 Balance at beginning of year              2,115,109       1,824,715       1,514,489
 Net income                                  423,855         541,434         497,906
 Dividends paid                             (261,680)       (251,040)       (187,680)
                                          ------------------------------------------
Balance at end of year                     2,277,284       2,115,109       1,824,715
                                          ------------------------------------------
Total shareholder's equity                $3,827,661      $3,461,314     $ 2,846,387
                                          ==========================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                    YEAR ENDED DECEMBER 31
                                              2001            2000             1999
                                            -----------------------------------------
                                                       (In Thousands)
Net income                                  $423,855        $541,434      $   497,906
Other comprehensive income:
 Gross change in unrealized gains
  (losses) on securities (pretax:
  $221,614; $435,000; ($1,581,500)           139,067         282,743       (1,027,977)
 Hedging activity                             16,207               -                -
 Less: gains (losses) realized in
  net income                                 (21,859)        (42,656)           7,995
                                            -----------------------------------------
 Change in net unrealized gains
  (losses) on securities (pretax:
  $269,562, $500,000; ($1,593,800))          177,133         325,399       (1,035,972)
                                            -----------------------------------------
Comprehensive income (loss)                 $600,988        $866,833      $  (538,066)
                                            =========================================

See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                             YEAR ENDED DECEMBER 31
                                                                  2001                2000                  1999
                                                            --------------------------------------------------------
                                                                                (In Thousands)
OPERATING ACTIVITIES
Net income                                                  $    423,855          $    541,434          $    497,906
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Change in accounts receivable                                 157,712              (477,803)               10,004
   Change in future policy benefits and other
    policy claims                                                225,127            (2,566,783)           (2,422,221)
   Amortization of policy acquisition costs                      189,631                23,443               101,066
   Policy acquisition costs deferred                            (296,014)             (299,306)             (307,854)
   Change in other policyholders' funds                          134,899                16,801               (26,955)
   Provision for deferred income tax expense                     (17,539)               57,228                85,257
   Depreciation                                                   35,055                28,677                24,066
   Amortization                                                   26,266                22,831               (30,894)
   Change in indebtedness to (from) affiliates                  (137,008)               (3,207)               74,814
   Change in amounts payable to brokers                         (206,153)              478,132               (43,321)
   Net loss on sale of investments                               101,455                52,670                45,379
   Other, net                                                     29,422                47,646              (170,413)
                                                            --------------------------------------------------------
Net cash provided by (used in) operating activities              666,708            (2,078,237)           (2,163,166)

INVESTING ACTIVITIES
Purchases of investments and loans made                      (50,001,560)          (33,436,962)          (44,508,908)
Sales or maturities of investments and receipts
 from repayment of loans                                      48,289,342            33,627,301            43,879,377
Sales and purchases of property, equipment, and
software, net                                                     55,851               (45,078)              (87,656)
                                                            --------------------------------------------------------
Net cash provided by (used in) investing activities           (1,656,367)              145,261              (717,187)

FINANCING ACTIVITIES
Net policyholder account deposits/withdrawals                  1,265,558             2,183,646             2,992,743
Dividends paid                                                  (261,680)             (251,040)             (187,680)
Other                                                             27,039                  (866)                3,598
                                                            --------------------------------------------------------
Net cash provided by financing activities                      1,030,917             1,931,740             2,808,661
                                                            --------------------------------------------------------
Increase (decrease) in cash                                       41,258                (1,236)              (71,692)
Cash at beginning of year                                         44,747                45,983               117,675
                                                            --------------------------------------------------------
Cash at end of year                                         $     86,005          $     44,747          $     45,983
                                                            ========================================================

Interest paid amounted to approximately $76,500,000, $50,673,000, and $2,026,000 in 2001, 2000, and 1999, respectively.

See accompanying notes.

                    American General Life Insurance Company

                   Notes to Consolidated Financial Statements

                               December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group ("AIG"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). The Company also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. The Company sells a variety of equity products through its wholly owned broker dealer, American General Securities, Inc.

On August 29, 2001, pursuant to an Agreement and Plan of Merger dated as of May 11, 2001 (the "Agreement and Plan Merger") by and among American General Corporation ("AGC"), which was the Company's then-ultimate controlling entity, AIG and Washington Acquisition Corporation ("WAC"), which is a Texas corporation and a wholly owned subsidiary of AIG, WAC was merged with and into AGC, with AGC being the surviving corporation (the "Merger"). As a result of the Merger, AIG became the ultimate parent of the Company. The Texas Department of Insurance approved the Merger on August 28, 2001.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 2001. Statutory net income and capital and surplus of the Company is as follows:

                                             YEAR ENDED DECEMBER 31
                                       2001           2000           1999
                                   -----------------------------------------
                                                (In Thousands)

Statutory net income (unaudited)    $  218,312     $  360,578     $  350,294
Statutory capital and surplus
 (unaudited)                        $1,909,729     $1,908,887     $1,753,570

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

CODIFICATION

The Company has performed a review of the revised Accounting Practices and Procedures Manual ("Codification") effective January 1, 2001 and determined that the effect of these changes did not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts. At December 31, 2001 and 2000, insurance investment contracts of $29.6 billion and $25.3 billion, respectively, were included in the Company's liabilities.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001 and 2000. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001 and 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000, and 1999.

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 and 2000.

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 2001 and 2000, CIP of $11 million and $16 million, respectively, was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 5.08% to 5.15%.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP") (CONTINUED)

The Company reviews the carrying amounts of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.7 OTHER ASSETS

Goodwill is charged to expense in equal amounts, generally over 40 years. The Company reviews goodwill for indicators of impairment in value which it believes are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the Company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the Company assesses the fair value of the underlying business based on an independent appraisal and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value. (See Footnote 1.13 Accounting Changes for treatment beginning next year.)

1.8 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.9 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability as the Company remains primarily liable to the policyholder.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $101 million, $65 million, and $71 million, during 2001, 2000, and 1999, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables, and are included in accounts receivable.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 1% of life insurance in force at December 31, 2001 and 2000.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.11 PARTICIPATING POLICY CONTRACTS (CONTINUED)

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3.6 million, $4.4 million, and $4.6 million in 2001, 2000, and 1999, respectively.

1.12 INCOME TAXES

The Company's parent, AGC, was acquired by AIG on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with AGC for the period January 1, 2001 to August 29, 2001. For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC and AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. AGC agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided; if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in the fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES

SFAS 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported in net income or other comprehensive income, depending upon the intended use of the derivative instrument.

Adoption of SFAS 133 did not materially impact the Company's results of operations and financial position in current periods and it is not expected to materially impact future periods. The impact of fair value adjustments on derivatives which do not qualify for hedge accounting and any ineffectiveness resulting from hedging activities have been recorded in investment gains (losses).

In January 2001, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement changed the accounting requirements for interests in many asset-backed securities and residential mortgage backed securities. EITF 99-20 requires that interest income on securities within its scope be recognized prospectively, with changes in expected future cash flows reflected in reported yields going forward. In addition, if cash flows are expected to decrease, EITF 99-20 may require investors to recognize impairment losses. In accordance with the transition provisions of EITF 99-20, the Company recorded a loss of $22.4 million, net of tax, at June 30, 2001 which is being recognized and reported in the consolidated statements of income and comprehensive income as a cumulative effect of accounting change.

In June 2001, the FASB issued Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires the Company to discontinue the amortization of goodwill on its consolidated income statement. SFAS 142 is effective for the year commencing January 1, 2002. In addition, SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES (CONTINUED)

more frequently if circumstances indicate that a possible impairment has occurred. As of December 31, 2001, the Company recorded $27 million of goodwill in Other Assets on its consolidated balance sheet. The Company has evaluated the impact of the impairment provisions of SFAS 142, and has determined that the impact on its consolidated results of operations and financial position will not be significant.

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows for the year ended:

                                         2001            2000           1999
                                     ------------------------------------------
                                                  (In Thousands)
Investment income:
 Fixed maturities                     $2,101,393      $2,050,503     $2,118,794
 Equity securities                         4,000          22,996         17,227
 Mortgage loans on real estate           175,016         159,414        134,878
 Investment real estate                   16,491          22,749         20,553
 Policy loans                             74,619          71,927         69,684
 Other long-term investments              (2,875)         13,062          7,539
 Short-term investments                   64,420          66,296         24,874
 Investment income from affiliates         7,490          10,733          8,695
                                     ------------------------------------------
Gross investment income                2,440,554       2,417,680      2,402,244
Investment expenses                       46,776          54,986         54,048
                                     ------------------------------------------
Net investment income                 $2,393,778      $2,362,694     $2,348,196
                                     ==========================================

The carrying value of investments that produced no investment income during 2001 was less than 0.9% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

Derivative financial instruments did not have a material effect on net investment income in 2001, 2000, or 1999.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows for the year ended:

                                         2001            2000            1999
                                    ------------------------------------------
                                                   (In Thousands)
Fixed maturities:
 Gross gains                         $ 303,468       $  62,856       $ 118,427
 Gross losses                         (295,380)       (174,057)       (102,299)
                                    ------------------------------------------
Total fixed maturities                   8,088        (111,201)         16,128
Equity securities                       (4,538)              -             793
Unhedged derivatives                    (2,250)              -               -
Other investments                      (66,968)         13,092         (11,570)
                                    ------------------------------------------
Net realized investment (losses)
 gains before tax                      (65,668)        (98,109)          5,351
Income tax (benefit) expense           (22,030)        (34,338)          1,874
                                    ------------------------------------------
Net realized investment (losses)
 gains after tax                     $ (43,638)      $ (63,771)      $   3,477
                                    ==========================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2001 and 2000 were as follows:

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS           VALUE
                               -------------------------------------------------------
                                                     (In Thousands)
December 31, 2001
Fixed maturity securities:
Corporate securities:
   Investment-grade              $13,900,833       $573,231      $(247,059)    $14,227,005
   Below investment-grade          1,814,978         32,155       (219,750)      1,627,383
 Mortgage-backed securities*       7,041,992        142,028        (71,273)      7,112,747
 U.S. government obligations         522,593         14,546        (10,389)        526,750
 Foreign governments                 194,027          9,468         (1,476)        202,019
 State and political
  subdivisions                     4,838,258         95,224        (47,167)      4,886,315
 Redeemable preferred stocks           7,057              -            (57)          7,000
                                 ---------------------------------------------------------
Total fixed maturity
 securities                      $28,319,738       $866,652      $(597,171)    $28,589,219
                                 =========================================================
Equity securities                $   202,556       $    220      $ (26,605)    $   176,171
                                 =========================================================
Investment in Parent Company     $     8,597       $ 55,729      $       -     $    64,326
                                 =========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS            VALUE
                              ---------------------------------------------------------------
                                                      (In Thousands)
December 31, 2000
Fixed maturity securities:
Corporate securities:
   Investment-grade              $18,495,450       $420,049      $(420,341)     $18,495,158
   Below investment-grade          1,662,879         14,888       (287,880)       1,389,887
 Mortgage-backed securities*       6,340,762        145,597         (5,907)       6,480,452
 U.S. government obligations         215,220         22,526            (21)         237,725
 Foreign governments                 209,305          7,402         (1,655)         215,052
 State and political
  subdivisions                       168,302          2,940         (4,821)         166,421
 Redeemable preferred stocks           7,060              -            (60)           7,000
                                 ----------------------------------------------------------
Total fixed maturity
 securities                      $27,098,978       $613,402      $(720,685)     $26,991,695
                                 ==========================================================
Equity securities                $   233,278       $ 10,146      $ (10,197)     $   233,227
                                 ==========================================================
Investment in Parent Company     $     8,597       $ 48,422      $       -      $    57,019
                                 ==========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                2001            2000            1999
                                           -----------------------------------------
                                                       (In Thousands)
Gross unrealized gains                     $ 922,601       $ 671,970       $ 296,288
Gross unrealized losses                     (623,776)       (730,882)       (909,135)
DPAC and other fair value adjustments        (96,749)         23,119         200,353
Deferred federal income (taxes)
 benefit                                     (72,615)          4,330          55,631
Other                                             (1)             (3)             (2)
                                           -----------------------------------------
Net unrealized gains (losses) on
 securities                                $ 129,460       $ (31,466)      $(356,865)
                                           =========================================

The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:


                                      2001                           2000
                        -------------------------------------------------------------
                            AMORTIZED        MARKET        AMORTIZED        MARKET
                               COST          VALUE           COST           VALUE
                        -------------------------------------------------------------
                                 (In Thousands)                 (In Thousands)
Fixed maturity securities,
 excluding mortgage-backed
 securities:
   Due in one year or
    less                    $ 1,224,135    $ 1,248,865     $   832,001    $   833,695
   Due after one year
    through five years        4,314,919      4,466,280       5,539,620      5,562,918
   Due after five years
    through ten years         8,003,153      8,086,515       7,492,395      7,433,403
   Due after ten years        7,735,539      7,674,812       6,894,200      6,681,227
Mortgage-backed
 securities                   7,041,992      7,112,747       6,340,762      6,480,452
                            ---------------------------------------------------------
Total fixed maturity
 securities                 $28,319,738    $28,589,219     $27,098,978    $26,991,695
                            =========================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $31.2 billion, $12.3 billion, and $12.3 billion, and $12.3 billion during 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2001 and 2000:

                              OUTSTANDING     PERCENT OF         PERCENT
                                AMOUNT           TOTAL        NONPERFORMING
                            ------------------------------------------------
                             (In Millions)
December 31, 2001
Geographic distribution:
 South Atlantic                  $  493            22.5%           0.0%
 Pacific                            360            16.3            9.1
 Mid-Atlantic                       407            18.5            0.0
 East North Central                 320            14.5            0.0
 Mountain                            86             3.9            0.0
 West South Central                 170             7.7            0.0
 East South Central                 210             9.5            0.0
 West North Central                  87             4.0            0.0
 New England                         77             3.5            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================
Property type:
 Office                          $1,034            47.0%           3.5%
 Retail                             585            26.5            0.0
 Industrial                         268            12.2            0.0
 Apartments                         205             9.3            0.0
 Hotel/motel                         81             3.7            0.0
 Other                               37             1.7            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                            OUTSTANDING     PERCENT OF         PERCENT
                              AMOUNT           TOTAL        NONPERFORMING
                            ----------------------------------------------
                           (In Millions)

December 31, 2000
Geographic distribution:
 South Atlantic                $  461            22.0%           0.0%
 Pacific                          374            17.9            7.6
 Mid-Atlantic                     200             9.6            0.0
 East North Central               158             7.6            0.0
 Mountain                         290            13.9            0.0
 West South Central               374            18.0            0.0
 East South Central                89             4.3            0.0
 West North Central                68             3.3            0.0
 New England                       79             3.8            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================
Property type:
 Office                        $  596            28.5%           0.0%
 Retail                           900            43.2            3.2
 Industrial                       300            14.4            0.0
 Apartments                       181             8.7            0.0
 Hotel/motel                       77             3.7            0.0
 Other                             39             1.9            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITIONS COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                       2001            2000            1999
                                   ------------------------------------------
                                                 (In Thousands)

Balance at January 1               $2,090,810      $1,956,653      $1,087,718
 Capitalization                       296,014         299,306         307,854
 Accretion of interest                148,969         124,927         116,711
 Amortization                        (338,600)       (148,370)       (217,777)
 Effect of net realized and
  unrealized (losses) gains on
  securities                         (154,505)       (141,706)        662,147
                                   ------------------------------------------
Balance at December 31             $2,042,688      $2,090,810      $1,956,653
                                   ==========================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                 DECEMBER 31
                                             2001           2000
                                          -----------------------
                                               (In Thousands)

Goodwill                                  $ 26,828       $ 27,069
Cost of insurance purchased ("CIP")         10,598         15,598
Computer software                           70,992         73,215
Other                                      118,548        112,803
                                          -----------------------
Total other assets                        $226,966       $228,685
                                          =======================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 2001, was as follows:

                                         2001            2000
                                       ------------------------
                                            (In Thousands)

Balance at January 1                    $15,598         $19,014
Accretion of interest at 5.02%            1,000             788
Amortization                             (6,000)         (3,432)
Other changes                                 -            (772)
                                       ------------------------
Balance at December 31                  $10,598         $15,598
                                       ========================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                      DECEMBER 31
                                                  2001           2000
                                                -----------------------
                                                      (In Thousands)

Current tax (receivable) payable                $ 47,772       $  9,260
Deferred tax liabilities, applicable to:
 Net income                                      450,050        463,117
 Net unrealized investment gains                  60,901         (6,063)
                                                -----------------------
Total deferred tax liabilities                   510,951        457,054
                                                -----------------------
Total current and deferred tax liabilities      $558,723       $466,314
                                                =======================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                    2001            2000
                                                 -------------------------
                                                       (In Thousands)
Deferred tax liabilities applicable to:
 Deferred policy acquisition costs               $ 621,014       $ 624,393
 Basis differential of investments                  49,434          55,603
 Net unrealized gains on debt and equity
  securities available for sale                     60,901               -
 Other                                             133,743         143,307
                                                 -------------------------
Total deferred tax liabilities                     865,092         823,303

Deferred tax assets applicable to:
 Policy reserves                                  (261,146)       (246,128)
 Net unrealized gains on debt and equity
  securities available for sale                          -         (39,360)
 Other                                             (93,995)        (89,761)
                                                 -------------------------
Total deferred tax assets before valuation
 allowance                                        (355,141)       (375,249)
Valuation allowance                                  1,000           9,000
                                                 -------------------------
Total deferred tax assets, net of valuation
 allowance                                        (354,141)       (366,249)
                                                 -------------------------
Net deferred tax liabilities                     $ 510,951       $ 457,054
                                                 =========================

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2001, the Company had approximately $88.2 million of policyholders' surplus on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $30.9 million.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense (benefit) for the years were as follows:

                                        2001            2000            1999
                                     ----------------------------------------
                                                  (In Thousands)

Current expense                      $203,313        $174,263        $176,725
Deferred expense (benefit):
 Deferred policy acquisition cost      35,727          82,739          65,377
 Policy reserves                       18,259          12,738         (22,654)
 Basis differential of investments      7,964          14,627          (4,729)
 Litigation settlement                  3,524           2,764          22,641
 Internally developed software         16,198           3,702          18,654
 Basis differential of securities     (70,624)        (11,373)        (14,358)
 Restructure charges                  (17,799)              -               -
 Other, net                            (5,581)        (18,600)         21,540
                                     ----------------------------------------
Total deferred expense (benefit)      (12,332)         86,597          86,471
                                     ----------------------------------------
Income tax expense                   $190,981        $260,860        $263,196
                                     ========================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                          2001          2000          1999
                                        ------------------------------------
                                                   (In Thousands)

Income tax at statutory percentage of
  GAAP pretax income                    $222,797      $279,241      $266,386
Tax-exempt investment income             (31,812)      (16,654)      (16,423)
Goodwill                                     397           669           853
Other                                       (401)       (2,396)       12,380
                                        ------------------------------------
Income tax expense                      $190,981      $260,860      $263,196
                                        ====================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $131 million, $182 million, and $126 million in 2001, 2000, and 1999, respectively.

5.4 TAX RETURN EXAMINATIONS

The Internal Revenue Service (IRS) is currently examining the Parent Company's tax return for the tax years 1993 to 1999.

Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

The Company's ultimate parent, American General Corporation, was acquired by American International Group, Inc. (AIG) on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with American General Corporation for the period January 1, 2001 to August 29, 2001. The Company has a written agreement with American General Corporation under which each subsidiary agrees to pay American General Corporation an amount equal to consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. American General Corporation agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group.

For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES

Indebtedness from affiliates were as follows:

                                    DECEMBER 31, 2001             DECEMBER 31, 2000
                            ------------------------------------------------------------
                                PAR VALUE      BOOK VALUE     PAR VALUE      BOOK VALUE
                            ------------------------------------------------------------
                                                  (In Thousands)
American General
 Corporation, 9 3/8%, due
 2008                            $  4,725       $  3,575        $ 4,725        $ 3,486
American General
 Corporation, Promissory
 notes, 5 1/2% due 2004             7,339          7,339          9,786          9,786
American General
 Corporation, Senior
 Promissory notes, 2 16/25%
 due 2006                         165,000        165,000              -              -
American General
 Corporation, Restricted
 Subordinated Note, 13 1/2%,
 due 2002                          25,321         25,321         25,321         25,321
                                 -----------------------------------------------------
Total notes receivable
 from affiliates                  202,385        201,235         39,832         38,593
Accounts receivable from
 affiliates                             -         11,780              -         39,632
                                 -----------------------------------------------------
Indebtedness from
 affiliates                      $202,385       $213,015        $39,832        $78,225
                                 =====================================================

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $111,463,000, $85,002,378, and $55,318,000, for such services in
2001, 2000, and 1999, respectively. Accounts payable for such services at December 31, 2001 and 2000 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $225,712,000, $171,650,000, and $138,885,000, for such services and rent in 2001, 2000, and
1999, respectively. Accounts receivable for rent and services at December 31, 2001 and 2000 were not material.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

7. BENEFIT PLANS

7.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 70% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 0.2% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $56 million.

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The components of pension (income) expense and underlying assumptions were as follows:

                                           2001           2000         1999
                                       --------------------------------------
                                                    (In Thousands)

Service cost                           $  4,909       $  4,605       $  3,575
Interest cost                            11,150          9,818          7,440
Expected return on plan assets          (18,858)       (17,815)       (12,670)
Amortization                               (405)          (918)          (820)
Recognized net actuarial gain               (70)          (868)             -
Gain due to settlement or curtailment     1,330              -              -
Additional change due to contractual
 termination                                292              -              -
                                       --------------------------------------
Pension (income)                       $ (1,652)      $ (5,178)      $ (2,475)
                                       ======================================
Discount rate on benefit obligation        7.25%          8.00%          7.75%
Rate of increase in compensation
 levels                                    4.25%          4.50%          4.25%
Expected long-term rate of return on
 plan assets                              10.35%         10.35%         10.35%

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                    2001           2000
                                                 -----------------------
                                                      (In Thousands)

Projected benefit obligation ("PBO")             $162,880       $130,175
Plan assets at fair value                         168,641        187,266
                                                 -----------------------
Plan assets at fair value in excess of PBO          5,761         57,091
Other unrecognized items, net                      23,427        (32,730)
                                                 -----------------------
Prepaid pension expense                          $ 29,188       $ 24,361
                                                 =======================

The change in PBO was as follows:

                                                   2001            2000
                                                 ------------------------
                                                      (In Thousands)

PBO at January 1                                 $130,175        $100,600
Service and interest costs                         16,058          14,423
Benefits paid                                      (6,927)         (5,394)
Actuarial loss                                     22,267           1,668
Amendments, transfers, and acquisitions             1,470          18,878
(Loss) due to settlement or curtailment              (163)              -
                                                 ------------------------
PBO at December 31                               $162,880        $130,175
                                                 ========================

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The change in the fair value of plan assets was as follows:

                                                    2001            2000
                                                 -------------------------
                                                        (In Thousands)

Fair value of plan assets at January 1            $187,266        $145,863
Actual return on plan assets                       (19,825)          9,249
Benefits paid                                       (5,589)         (5,344)
Acquisitions and other                               6,789          37,498
                                                 -------------------------
Fair value of plan assets at December 31          $168,641        $187,266
                                                 =========================

7.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

The life plans are insured through December 31, 2001. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association ("VEBA"); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit income (expense) in 2001, 2000, and 1999 was $(107,000), $35,000, and $254,000, respectively. The accrued liability for postretirement benefits was $20.0 million and $20.5 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS

8.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call and put swaptions). The Company is neither a dealer nor a trader in derivative financial instruments.

Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income or shareholder's equity. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net realized investment gains (losses).

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                        2001            2000
                                                 ----------------------------
                                                      (Dollars in Millions)
Interest rate swap agreements to receive fixed
 rate:
 Notional amount                                       $  160           $ 160
 Average receive rate                                    6.74%           6.74%
 Average pay rate                                        2.07%           6.94%
Currency swap agreements (receive U.S.
 dollars/pay Canadian dollars):
   Notional amount (in U.S. dollars)                   $   74           $  74
   Average exchange rate                                 1.43            1.43
Currency swap agreements (receive U.S.
 dollars/pay Australian dollars):
   Notional amount (in U.S. dollars)                   $   23           $  23
   Average exchange rate                                 1.85            1.85
Currency swap agreements (receive U.S.
 dollars/pay Japanese Yen):
   Notional amount (in U.S. dollars)                   $   12           $   -
   Average exchange rate                                44.60               -

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.3 SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced if the Company decides to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

Swaptions at December 31 were as follows:

                                                   2001            2000
                                            ----------------------------
                                                 (Dollars in Millions)
Call swaptions:
 Notional amount                                   $ 376           $ 723
 Average strike rate                                5.25%           5.00%

Put swaptions:
 Notional amount                                   $ 684           $ 790
 Average strike rate                                8.25%           8.70%

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.4 CREDIT AND MARKET RISK


Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                   2001                           2000
                           FAIR          CARRYING         FAIR        CARRYING
                           VALUE          AMOUNT          VALUE        AMOUNT
                        ------------------------------------------------------
                                            (In Millions)
ASSETS
Fixed maturity and
 equity securities          $28,765       $28,765        $27,406       $27,406
Mortgage loans on real
 estate                       2,288         2,202          2,090         2,084
Policy loans                  1,521         1,291          1,357         1,297
Short-term investments          488           488            140           140
Investment in Parent Co.         64            64             57            57
Indebtedness from
 affiliates                     213           213             78            78
Assets held in separate
 accounts                    20,279        20,279         22,226        22,226

LIABILITIES
Insurance investment
 contracts                   29,582        29,593         25,038        25,328
Liabilities related to
 separate accounting         20,279        20,279         22,226        22,226

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of AIG common stock.

     ASSETS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS

     The fair value of Separate Account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds.

     DERIVATIVE FINANCIAL INSTRUMENTS

     If the Company elected to terminate the interest rate swaps, they would have paid $-0- million and $-0- million at December 31, 2001 and 2000, respectively, and received $26.5 million and $11.4 million at December 31, 2001 and 2000. These fair values were estimated using cash flows discounted at current market rates.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. The fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

10. DIVIDENDS PAID

American General Life Insurance Company paid $261 million, $251 million, and $187 million in dividends on common stock to AGC Life Insurance Company in 2001, 2000, and 1999, respectively. The Company also paid $680 thousand in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 2001, 2000, and 1999.

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2001, approximately $3.5 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covered the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1999, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. As of December 31, 2001, the Company has a remaining market conduct litigation liability of $3.3 million recorded.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

Insurance companies that are under regulatory supervision result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2001 and 2000, the Company has accrued $4.2 million and $3.8 million, respectively, for guaranty fund assessments, net of $-0- million and $-0- million, respectively, of premium tax deductions. The Company has recorded receivables of $1.9 million and $5.9 million at December 31, 2001 and 2000, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $0.6 million, $6.2 million, and $2.1 million, in 2001, 2000, and 1999, respectively.

The Company had $148,432,178 of unfunded commitments for its investments in limited partnerships at December 31, 2001.

                    American General Life Insurance Company

12. REINSURANCE

Reinsurance transactions for the years ended December 31, 2001, 2000, and 1999 were as follows:

                                                                                        PERCENTAGE
                                          CEDED TO        ASSUMED                        OF AMOUNT
                                            OTHER        FROM OTHER                     ASSUMED TO
                        GROSS AMOUNT      COMPANIES      COMPANIES      NET AMOUNT          NET
                     ------------------------------------------------------------------------------
                                               (In Thousands)
December 31, 2001
Life insurance in
 force                    $57,955,308     $27,383,136     $1,476,006     $32,048,178           4.61%
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   347,394         136,077          5,899         217,216           2.72%
 Accident and health
  insurance                       784              71              -             713           0.00%
                          ----------------------------------------------------------
Total premiums            $   348,178     $   136,148     $    5,899     $   217,929           2.71%
                          ==========================================================
December 31, 2000
Life insurance in
 force                    $53,258,777     $21,254,765     $  401,854     $32,405,866          1.24 %
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   138,418          77,566            810          61,662           1.31%
 Accident and health
  insurance                       877             127              -             750           0.00%
                          ----------------------------------------------------------
Total premiums            $   139,295     $    77,693     $      810     $    62,412           1.30%
                          ==========================================================
December 31, 1999
Life insurance in
 force                    $50,060,334     $17,056,734     $  524,062     $33,527,662           1.56%
                          ==========================================================
Premiums:
 Life insurance and
  annuities               $   101,900     $    49,530     $      252     $    52,622           0.48%
 Accident and health
  insurance                       977              84              -             893           0.00%
                          ----------------------------------------------------------
Total premiums            $   102,877     $    49,614     $      252     $    53,515           0.47%
                          ==========================================================

Reinsurance recoverable on paid losses was approximately $14.6 million, $12.2 million, and $8.0 million, at December 31, 2001, 2000, and 1999, respectively. Reinsurance recoverable on unpaid losses was approximately $11.4 million, $3.2 million, and $10.5 million, at December 31, 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:

                           REVENUES                INCOME BEFORE TAXES              EARNINGS
              -------------------------------------------------------------------------------------
                    2001       2000       1999    2001     2000     1999     2001     2000     1999
              -------------------------------------------------------------------------------------
                                                   (In Millions)
Retirement
 Services         $2,107     $2,215     $2,088   $ 562    $ 702    $ 567    $ 385    $ 463    $ 374
Life Insurance     1,104        942        883     176      199      191      106      143      123
                  ---------------------------------------------------------------------------------
Total
 divisions         3,211      3,157      2,971     738      901      758      491      606      497
Goodwill
 amortization          -          -          -      (1)      (1)      (2)      (1)      (1)      (2)
RG (L)               (66)       (98)         5     (66)     (98)       5      (44)     (64)       3
Nonrecurring
 items                 -          -          -     (34)       -        -      (22)       -        -
                  ---------------------------------------------------------------------------------
Total
 consolidated     $3,145     $3,059     $2,976   $ 637    $ 802    $ 761    $ 424    $ 541    $ 498
                  =================================================================================

Division balance sheet information was as follows:

                                     ASSETS                    LIABILITIES
                               ------------------------------------------------
                                                 December 31
                               ------------------------------------------------
                                  2001         2000          2001         2000
                               ------------------------------------------------
                                                 (In Millions)

Retirement Services             $45,688      $46,356       $43,028      $43,970
Life Insurance                   11,410       10,685        10,242        9,610
                               ------------------------------------------------
Total consolidated              $57,098      $57,041       $53,270      $53,580
                               ================================================

                     American General Life Insurance Company

14.  SUBSEQUENT EVENT

Effective December 31, 2002, The Franklin Life Insurance Company, The American Franklin Life Insurance Company, and All American Life Insurance Company will merge with American General Life Insurance Company, an indirect, wholly-owned subsidiary of American General.

  * The AGL consolidated financial statements, Page F-1, "The Report of Independent Auditors" has been revised concerning the date and the new footnote No. 14 added above. The new date of The Report of Independent Auditors is "February 1, 2002, except footnote 14 as to which the date is December 20, 2002."

                         [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

Board of Directors
All American Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of All American Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Notes 1 and 13.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of the Company as of December 31, 2001 and 2000, or its results of operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department.

As discussed in Note 2 to the financial statements in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Illinois Insurance Department.

                                             /s/ ERNST & YOUNG LLP
                                             --------------------------

May 3, 2002


                   A Member Practice of Ernst & Young Global

                      All American Life Insurance Company

                        Balance Sheets--Statutory-Basis

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Admitted assets
Cash and investments:
   Bonds                                                              $1,772,952              $1,770,222
   Preferred stocks                                                        2,567                   5,099
   Common stocks                                                           9,684                     106
   Cash                                                                    3,350                   7,012
   Short-term investments                                                 29,772                  37,352
   Mortgage loans                                                         90,038                  90,392
   Real estate                                                             2,460                   4,771
   Policy loans                                                          141,025                 140,180
   Other invested assets                                                  14,676                  10,195
                                                                    --------------------------------------
Total cash and investments                                             2,066,524               2,065,329
Amounts recoverable from reinsurers                                        6,193                   4,832
Commissions and expense allowances due                                     2,893                   5,278
Accrued investment income                                                 32,196                  35,688
Deferred and uncollected premiums, less loading                           32,956                  34,726
(2001 - $13,054,000; 2000 - $12,841,000)
Accident and health premiums due and unpaid                                 (585)                   (712)
Receivable from affiliates                                                 3,706                   6,158
Federal income tax recoverable (including $28,474,000 net                 36,425                      --
deferred tax asset at December 31, 2001)
Other admitted assets                                                      3,127                   1,724
                                                                    --------------------------------------
Total admitted assets                                                 $2,183,435              $2,153,023
                                                                    ======================================

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Liabilities and capital and surplus
Liabilities:
   Policy and contract liabilities:
       Life and annuity reserves                                      $1,844,377              $1,826,869
       Accident and health reserves                                          320                     398
       Premiums received in advance                                          383                     352
       Policy and contract claims-- life                                  17,628                  19,399
       Policy and contract claims-- health                                   (30)                    (30)
       Premium and other deposit liabilities                              36,044                      --
       Policyholder dividends and coupons and other                          372                     376
                                                                    --------------------------------------

Total policy and contractual liabilities                               1,899,094               1,847,364
   Federal income taxes payable                                               --                   4,157
   Payable to affiliates                                                   6,149                   6,085
   Reinsurance in unauthorized companies                                  29,694                  71,645
   General expenses                                                        1,340                   1,023
   Commissions                                                             5,544                   7,799
   Taxes, licenses and fees                                                2,891                   3,722
   Other liabilities                                                      26,135                  64,263
   Interest maintenance reserve                                           27,069                  25,125
   Asset valuation reserve                                                18,112                  24,688
                                                                    --------------------------------------
 Total liabilities                                                     2,016,028               2,055,871

 Capital and surplus:
   Common stock, $1 par value; 10,000,000 shares                           6,043                   6,043
   authorized; 6,043,000 issued and outstanding
   Additional paid-in surplus                                             91,109                  91,109
   Unassigned surplus                                                     70,255                      --
                                                                    --------------------------------------
 Total capital and surplus                                               167,407                  97,152
                                                                    --------------------------------------
Total liabilities and capital and surplus                             $2,183,435              $1,153,023
                                                                    ======================================

See accompanying notes.

                       All American Life Insurance Company

                      Statements of Income--Statutory-Basis

                                                                                         Year ended December 31
                                                                                      2001                    2000
                                                                            ------------------------------------------------
                                                                                             (In Thousands)
Revenues:
     Premiums and annuity considerations:                                             $175,478                 $184,736
     Other considerations received                                                         118                      361
     Net investment income                                                             154,410                  161,361
     Amortization of interest maintenance reserve                                        1,807                    1,937
     Commissions and expense allowances on reinsurance ceded                            27,639                   33,701
     Other income                                                                        2,265                   28,508
                                                                            ------------------------------------------------
Total revenues                                                                         361,726                  410,604

Benefits paid or provided:
     Death and matured endowments                                                       93,634                   91,391
     Annuity benefits                                                                    8,685                   10,572
     Accident and health benefits                                                          667                      601
     Surrender benefits                                                                 76,194                  120,916
     Other benefits                                                                      3,363                    3,071
     Increase (decrease) in life, annuity and accident and health reserves              17,430                  (19,118)

                                                                            ------------------------------------------------
Total benefits paid or provided                                                        199,973                  207,973

Insurance and other expenses:
     Commissions                                                                        34,898                   54,088
     General insurance expenses                                                         27,535                   27,065
     Taxes, licenses and fees                                                            5,425                    6,503
     Restructuring costs                                                                 6,039                       --
     Other benefits and expenses                                                           427                   27,922
                                                                            ------------------------------------------------
Total insurance and other expenses                                                      74,324                  115,578

Net gain from operations before dividends to policyholders, federal
  income taxes and net realized capital loss                                            87,429                   87,053
Dividends to policyholders                                                                 221                      235
                                                                            ------------------------------------------------
Net gain from operations before federal income taxes and net
  realized capital losses                                                               87,208                   86,818
Federal income taxes                                                                    20,502                   31,778
                                                                            ------------------------------------------------
Net gain from operations before net realized capital losses                             66,706                   55,040

Net realized capital gains/losses, net of federal income tax expense
(benefit) of $2,358,000 and $124,000 in 2001 and 2000, respectively, and excluding net gains of $3,751,000 and $672,000 transferred to the interest maintenance reserve for 2001 and 2000,
respectively                                                                           (11,722)                  (1,528)
                                                                            ------------------------------------------------
Net income                                                                            $ 54,984                 $ 53,512
                                                                            ================================================

See accompanying notes.

                       All American Life Insurance Company

          Statements of Changes in Capital and Surplus--Statutory-Basis

                                                                                          Unassigned
                                                           Common          Paid-In         Surplus        Total Capital
                                                            Stock          Surplus        (Deficit)        and Surplus
                                                       -------------------------------------------------------------------
                                                                                 (In Thousands)
Balances at January 1, 2000                                   6,043          $94,434      $(14,051)         $ 86,426
     Net income                                                  --               --        53,512            53,512
     Change in net unrealized gains/losses                       --               --          (892)             (892)
     Increase in nonadmitted assets                              --               --       (10,406)          (10,406)
     Increase in liability for reinsurance in
         unauthorized companies                                  --               --        (9,034)           (9,034)
     Increase in asset valuation reserve                         --               --        (2,106)           (2,106)
     Dividends to stockholder                                    --           (3,325)      (28,675)          (32,000)
     Prior year federal income tax                               --
         adjustment                                                               --          (348)             (348)
     Amortization of assumption
         reinsurance                                             --               --        12,000            12,000
                                                       -------------------------------------------------------------------
Balances at December 31, 2000                                 6,043           91,109            --            97,152
     Net income                                                  --               --        54,984            54,984
     Change in net unrealized gains/losses                       --               --        (7,376)           (7,376)
     Increase in nonadmitted assets                              --               --        11,870            11,870
     Decrease in liability for reinsurance in
         unauthorized companies                                  --               --        41,951            41,951
     Decrease in asset valuation reserve                         --               --         6,576             6,576
     Dividends to stockholder                                    --               --       (54,000)          (54,000)
     Change in net deferred income tax                           --               --        (8,649)           (8,649)
     Cumulative effect of changes in
         accounting policies                                     --               --        24,899            24,899
                                                       -------------------------------------------------------------------
Balances at December 31, 2001                                 6,043          $91,109      $ 70,255          $167,407
                                                       ===================================================================

See accompanying notes.

                       All American Life Insurance Company

                   Statements of Cash Flows - Statutory-Basis

                                                                                Year ended December 31
                                                                              2001                  2000
                                                                      -----------------------------------------
                                                                                    (In Thousands)
Operating activities
Premiums and annuity considerations                                       $   176,732             $  184,840
Considerations for supplementary contracts with life                              118                    361
  contingencies
Commissions and expense allowances on reinsurance ceded                        30,438                 29,536
Net investment income                                                         159,360                162,541
Death benefits                                                                (96,433)               (87,079)
Matured endowments                                                             (1,007)                  (968)
Disability benefits and benefits under accident and health policies                 7                 (1,370)
Surrender benefits and other fund withdrawals paid                            (76,194)              (120,916)
Annuity benefits                                                               (8,685)               (10,572)
Interest on policy or contract funds                                           (1,699)                (1,896)
Payments on supplementary contracts with life contingencies                    (1,427)                (1,431)
Commissions on premiums and annuity considerations                            (30,574)               (49,272)
Commissions and expense allowances on reinsurance assumed                      (6,996)                  (365)
General insurance expenses                                                    (30,303)               (32,912)
Insurance taxes, licenses and fees, excluding federal income taxes             (6,330)                (6,476)
Federal income taxes paid                                                     (27,569)               (18,738)
Other operating expenses paid                                                    (297)               (26,143)
Other operating activities, net                                                 1,981                 28,340
                                                                      -----------------------------------------
Net cash provided by operating activities                                      81,122                 47,480

Investing activities
Purchase of investments                                                    (1,914,200)              (838,253)
Proceeds from investments sold, matured or repaid                           1,894,893                827,104
Net increase in policy loans                                                     (845)                  (682)
Net tax on capital losses                                                      (2,628)                (2,628)
                                                                      -----------------------------------------
Net cash (used in) investing activities                                       (22,780)               (14,459)

Financing and miscellaneous activities

Dividends to stockholder                                                      (54,000)               (32,000)
Contributed capital from Parent                                                    --                 12,000
Other, net                                                                    (15,584)                15,347
                                                                      -----------------------------------------
Net cash used in financing and miscellaneous activities                       (69,584)                (4,653)


Net increase (decrease) in cash and short-term investments                    (11,242)                28,368
Cash and short-term investments at beginning of year                           44,364                 15,996
                                                                      -----------------------------------------
Cash and short-term investments at end of year                            $    33,122             $   44,364
                                                                      =========================================


See accompanying notes.

                       All American Life Insurance Company

                  Notes to Statutory-Basis Financial Statements

                                December 31, 2001

1. Nature of Operations and Significant Accounting Policies

All American Life Insurance Company (All American) is a wholly owned subsidiary of USLIFE Corporation. USL1FE Corporation is a wholly owned subsidiary of American General Corporation (AGC). On August 29, 2001, AGC was acquired by American International Group (MG). All American is licensed and operates as a life insurance company nationwide, except in the state of New York. Direct premiums collected in a single state do not exceed 5% with the exception of California, Florida, Illinois, New York and Texas, which accounted for approximately 48% and 49% of direct premiums in 2001 and 2000, respectively.

All American previously offered a broad portfolio of individual life insurance and annuity policies, as well as group annuity policies. Currently, the Company's offerings are limited primarily to certain whole life and universal life policies. The individual life and annuity product line, which includes universal life, term life, whole life and deferred annuity products, accounts for the majority of All American's pretax income and total revenues. These individual products are sold primarily through independent general agencies who are compensated on a commission basis and usually sell products of other companies in addition to those of All American.

Basis of Presentation

The accompanying statutory-basis financial statements are prepared in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

         Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholders' equity for those designated as available-for-sale.

                       All American Life Insurance Company

         Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate, or if foreclosure is probable, on the estimated fair value of the collateral.

         The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

         Investments in real estate are reported net of related obligations rather than on a gross basis. Changes in valuations of real estate are charged directly to unassigned surplus. Under GAAP, such changes are charged against income.

         Valuation Reserves: Under a formula prescribed by the NAIC, All American defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity; that net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.

         Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gain or losses are sold. The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC-prescribed formula with charges reflected directly in unassigned surplus. AVR is not recognized for GAAP.

         Policy Acquisition Costs: Acquisition costs, such as commissions and other costs incurred in connection with acquiring new business, are charged to current operations as incurred rather than deferred and amortized over the policy period.

                       All American Life Insurance Company

         Universal Life and Annuity Policies: Revenues for universal life policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value.

         Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

         Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. Commission allowances received from reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred acquisition costs.

         A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

         Deferred Income Taxes: Effective January 1, 2001, deferred tax assets are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year; plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill; plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and tax bases of assets and liabilities. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

         Nonadmitted Assets: Certain assets designated as "nonadmitted assets" -- principally past-due agents' balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company's stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as admitted assets within the Accounting Practices and Procedures Manual-are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

         Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

         Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the above-described differences on net income and capital and surplus are disclosed in Note 13.

Other significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Bonds, preferred stocks, common stocks, short-term investments, and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are stated at amortized cost using the scientific method.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001, under GAAP, All American accounted for the effects of changes in prepayment assumptions in the same manner. Effective April 1, 2001, for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

Preferred stocks (NAIC designations 1 to 3) are valued at cost or amortized cost. All other preferred stocks (NAIC designations 4 to 6) are reported at the lower of cost, amortized cost, or fair value.

Common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains or losses were reported in unassigned surplus without any adjustment to federal income taxes.

Mortgage loans are reported at unpaid principal balances. The maximum and minimum lending rates for mortgage loans during 2001 were 8.21% and 7.21%, respectively. The maximum percentage of any loan to the value of security at the time of the loan was 74%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Real estate is valued at cost, less accumulated depreciation, encumbrances and any allowance for impairment of value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All American uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As All American only uses derivatives for hedging purposes, All American values all derivative instruments on a consistent basis as the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Realized gains or losses on sale of investments are determined on a specific identification basis. Realized capital gains or losses are reflected as credits or charges to income, net of income tax and amounts transferred to the IMR. Unrealized capital gains and losses are reflected as direct credits or charges to unassigned surplus.

Premiums and Annuity Considerations

Life insurance and annuity premiums are recognized as revenue when due. Health insurance premiums are earned pro-rata over the terms of the policies.

Liabilities for Future Policy Benefits

The liability for future policy benefits includes aggregate actuarial reserves prepared in accordance with state statutes and administrative regulations. Future policy benefit reserves are based on statutory mortality and interest requirements without consideration of withdrawals. The effect of changes in valuation methods is charged or credited directly to surplus. There were no changes in valuation methods in 2001 or 2000.

The liability for future policy benefits on life insurance policies has been calculated principally using the Net Level Reserve Method and the Commissioners Reserve Valuation Method (CRVM). Approximately 22% and 23% of the reserves are calculated on a net level reserve basis for 2001 and 2000, respectively, and 75% and 74% on a CRVM basis for 2001 and 2000, respectively. The effect of the use of a modified reserve

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

basis is to offset partially the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. The various actuarial factors were determined from tables in common use when the policies concerned were issued. The 1941, 1958 and 1980 Commissioner's Standard Ordinary Mortality and American Experience Tables, assuming interest rates varying from 2% to 7.25%, have been principally used in making these reserve computations.

All American waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the premium related to coverage beyond the date of death. Surrender values on some policies are in excess of the legally computed reserves. Additional reserves have been established for these benefits. Extra premiums are charged for substandard lives. The additional reserve for policies issued on substandard lives equals one half of the additional gross annual premium resulting from substandard classification.

As of December 31, 2001, All American has reserves of $47,989,000 to cover $4,211,302,000 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the state of Illinois.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has been determined from basic policy information and from accounting data on interest credited.

Reserves for annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners' Annuity Reserve Valuation Method. The liability for future policy benefits on accident and health policies consists of active life reserves and the present value of amounts not yet due on claims. The active life reserves include additional reserves for noncancelable or guaranteed renewable policies, pro rata unearned premium reserves and reserves for return of premium provisions. Interest rates varying from 2 1/2% to 3 1/2% were used.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Policy and Contract Claims

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred through December 31. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Guaranty Fund Assessments

Guaranty fund assessments are accrued using management's best estimate of All American's proportionate share of assessments that may be made by state insolvency funds based on published insolvencies.

Financial Instruments and Concentrations of Credit Risk

All American's investments in bonds and preferred stocks comprise a diverse portfolio represented by approximately 328 issuers, with no issuer accounting for more than 1.1% of All American's total investment in these securities, based on book/adjusted carrying value, at December 31, 2001.

All American's investments in mortgage loans at December 31, 2001, are characterized by a broad geographical distribution, with approximately 6% of total statement value relating to the New England region of the United States, 3% from the middle-Atlantic states, 24% from the north-central states, 16% from the south-Atlantic states, 29% from the south-central states, 4% from the mountain states, and 18% from the Pacific states. Based on statement value, approximately 32% of All American's mortgage loans at that date are secured by office buildings, 14% by industrial/warehouse properties, 54% by retail properties and the remainder by hotel/motel, medically oriented, or other specialty properties.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Reclassifications

Certain 2000 numbers have been reclassified to conform to their 2001 presentation.

2. Accounting Changes

All American prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, All American reported a change of accounting principle, as an adjustment that increased capital and surplus of $24,899,000 as of January 1, 2001. This net amount included an increase in deferred tax assets of $27.0 million offset by a reduction in unassigned surplus of $2.1 million related to fair market value adjustments and other assessments.

                       All American Life Insurance Company

3. Investments

The statement value and fair value of bonds as of December 31, 2001 and 2000, are as follows:

                                                                           Gross            Gross
                                                        Statement        Unrealized       Unrealized         Fair
                                                          Value            Gains            Losses           Value
                                                    -----------------------------------------------------------------
                                                                                (In Thousands)
December 31, 2001
U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,926        $  1,807         $      --       $    22,733
States political subdivisions and all
    other governments                                      36,297           3,246                --            39,543
Special revenue and assessment                              5,003             594                --             5,597
Industrial and miscellaneous                            1,076,313          44,592           (38,786)        1,082,119
Industrial - miscellaneous affiliated                      49,000              --                --            49,000
Public utility                                            131,414           4,676            (3,130)          132,960
Mortgage-backed securities                                453,999           6,029            (3,159)          456,869
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,772,952        $ 60,944         $ (45,075)      $ 1,788,821
                                                    =================================================================
December 31, 2000

U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,959        $  1,427         $      --       $    22,386
States political subdivisions and all
    other governments                                      39,175           3,063                --            42,238
Special revenue and assessment                              6,507              17                --             6,524
Industrial and miscellaneous                            1,189,227          21,311           (58,205)        1,152,333
Public utility                                            168,891           3,596            (3,551)          169,026
Mortgage-backed securities                                345,373              --                --           345,373
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,770,222        $ 29,414         $ (61,756)      $ 1,173,080
                                                    =================================================================

                       All American Life Insurance Company

3. Investments (continued)

The statement value and fair value of bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Statement             Fair
                                                 Value              Value
                                             -----------------------------------
                                                       (In Thousands)

Due in one year or less                      $      67,302      $      68,182
Due after one year through five years              225,552            231,448
Due after five years through ten years             330,927            335,866
Due after ten years                                695,172            696,456
Mortgage-backed securities                         453,999            456,859
                                             -----------------------------------
                                             $   1,772,952      $   1,788,811
                                             ===================================


Proceeds from the sales and redemption of investments in bonds during 2001 and 2000 were $1,827,651,000 and $783,346,000; gross gains of $15,184,000 and
$6,215,000 and gross losses of $19,343,000 and $7,339,000 were realized on those sales during 2001 and 2000, respectively.

At December 31, 2001, bonds with an admitted asset value of $23,128,000 were on deposit with state insurance departments to satisfy regulatory requirements.

                       All American Life Insurance Company

Unrealized gains and losses on investments in preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The statement value, gross unrealized gains and losses and fair value of those investments are summarized as follows:

                                      Gross           Gross
                       Statement    Unrealized     Unrealized      Fair
                         Value        Gains          Losses        Value
                      ---------------------------------------------------
                                        (In thousands)

At December 31, 2001
Preferred stocks         $ 2,567          $100           $ 52     $ 2,615
Common stocks              9,684            --             --       9,684
                      ---------------------------------------------------
Total                    $12,251          $100           $ 52     $12,299
                      ===================================================

At December 31, 2000
Preferred stocks         $ 5,099          $101           $ 36     $ 5,164
Common stocks                106            --             --         106
                      ---------------------------------------------------
Total                    $ 5,205          $101           $ 36     $ 5,270
                      ===================================================


Net investment income consists of the following:

                                                      Year Ended December 31
                                                     2001                 2000
                                              ----------------------------------
                                                           (In Thousands)

Investment income:
     Bonds                                           $139,233          $142,030
     Bonds - affiliated                                   201                --
     Common stock - affiliated                         (1,390)               --
     Preferred stocks                                     203               933
     Mortgage loans on real estate                      7,139             7,339
     Real estate                                        1,246             1,322
     Policy loans                                       9,654             9,660
     Short-term investments and cash                    6,588             7,911
     Other investment income                            3,393             2,325
                                              ----------------------------------
Total investment income                               166,267           171,520
Investment expenses                                   (11,857)          (10,159)
                                              ----------------------------------
Net investment income                                $154,410          $161,361
                                              ==================================

                       All American Life Insurance Company

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                              2001         2000
                                                          ---------------------------
                                                                (In Thousands)
Realized capital losses                                    $ (5,613)      $  (980)
Less amount transferred to IMR (net of related taxes of
 $2,020 in 2001 and $362 in 2000)                             3,751           672
                                                          ---------------------------
                                                             (9,364)       (1,652)
Less federal income taxes on realized capital losses          2,358           124
                                                          ---------------------------
Net realized capital losses                                $(11,722)      $(1,528)
                                                          ===========================

4. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide All American with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

All American participates in a reinsurance agreement whereby 80% - 90% of the face amount of the majority of All American's new universal life issues is reinsured. All American's maximum retention for a single insured risk is $1,500,000, although reinsurance generally starts at lesser amounts.

All American's future policy benefits and policy claims are stated after deduction for reinsurance ceded to other companies. Total reserve credits taken with respect to reinsurance contracts were $210,749,000 and $245,136,000 at December 31, 2001 and 2000, respectively. Reinsurance contracts do not relieve All American from its obligations to policyholders, and All American remains liable with respect to reinsurance ceded in the event any reinsurer is unable to meet the obligations, which have been assumed. Premiums assumed and ceded were $(1,763,000) and $80,468,000 respectively, in 2001 and $(913,000) and
$108,089,000, respectively, in 2000.

                       All American Life Insurance Company

The effect of reinsurance on benefits to policyholders and beneficiaries is as follows:

                                                       2001             2000
                                                 -------------------------------
                                                  (In Thousands)

Benefits to policyholders and beneficiaries,
   before reinsurance recoveries                   $   273,519    $   346,211
Reinsurance recoveries                                  90,976         93,355
                                                 -------------------------------
Benefits to policyholders and beneficiaries,
   net of reinsurance recoveries                   $   182,543    $   252,856
                                                 ===============================

All American's reinsurance receivable and recoverable amounts, including reserve credits taken, included in the statutory balance sheets at December 31, 2001, relate to 56 reinsurers. No single unaffiliated reinsurer accounts for more than 26% of the total reinsurance receivable and recoverable amounts at December 31, 2001. All American monitors the financial condition of its reinsurers in order to minimize its exposure to loss from reinsurer insolvencies.

All American reinsured its group life (excluding permanent policies), credit life, group accident and health and credit accident and health business to an affiliate, American General Assurance Company (AGAC), effective October 1, 1998. This transaction resulted in the cession of approximately 99,000 life policies representing $11.7 billion of insurance in force and approximately 34,000 accident and health policies. Assets and liabilities of approximately $57 million were transferred in connection with the transaction. The reinsurance transaction was approved by the appropriate regulatory authorities.

During 2000, the Company entered into a reinsurance agreement with AGC Life Insurance Company, an affiliate. This indemnity reinsurance is a combination of coinsurance and modified coinsurance and covers certain universal life policies issued after 1999 with long-term guarantees. As of December 31, 2001 and 2000, respectively, reserves ceded under this treaty total $22,850,000 and $20,081,282. This agreement was approved by the Department of Insurance for both the state of Illinois and the state of Missouri.

During 2001, All American, through a third-party administrator, participated as a lead reinsurer for a pool of group accident and health risks. These risks were retroceded to other members of the pool.

                       All American Life Insurance Company

5. Annuity Reserves

At December 31, 2001, All American's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                            Amount    Percent
                                                           -------------------
                                                             (In Thousands)

Subject to discretionary withdrawal at book value
   less surrender charge                                    $  3,649        2%
Subject to discretionary withdrawal at book
value with minimal or no charge or adjustment                145,195       80
   Not subject to discretionary withdrawal                    31,745       18
                                                           ------------------
   Total annuity reserves and deposit fund liabilities      $180,589      100%
                                                           ==================

Future policy benefit reserves for All American's life insurance policies represent the majority of the variance between the amounts reflected here and the amount reflected on the 2001 balance sheet.

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2001, were as follows:


                                           Gross      Net of Loading
                                  -----------------------------------
                                              (In Thousands)

  Ordinary new business                 $  1,744          $    421
  Ordinary renewal                        44,549            32,819
  Credit Life                               (541)             (541)
  Group Life                                 258               257
                                  -----------------------------------
  Total                                 $ 46,010          $ 32,956
                                  ===================================

                       All American Life Insurance Company

7. Managing General Agents

All American's group products are sold directly to customers through third-party administrators. The third-party administrators with premiums written in 2001 of more than 5% of surplus were as follows (in thousands):


   Seabury & Smith                                                    $23,029
   Total direct premium of TPAs with less than 5% of surplus           16,162
                                                                  ------------
   Grand total of direct premiums for TPAs                            $39,191
                                                                  ============

Seabury & Smith sells group life and group accident and health products, and is granted authority to collect premiums. The third-party administrator noted above does not hold an exclusive contract with All American.

8. Federal Income Taxes

For the period from January 1, 2001 to August 29, 2001, the Company filed a separate federal income tax return. For the period August 30, 2001 to December 31, 2001, the Company filed a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within 90 days after the filing of the consolidated federal income tax return for the year in which the losses are used.

The components of the net deferred tax asset at December 31, 2001, is as follows (in thousands):

   Gross deferred tax assets                       $127,129
   Gross deferred tax liabilities                   (11,542)
   Deferred tax assets nonadmitted                  (87,113)
                                                  ---------
   Net admitted deferred tax assets                $ 28,474
                                                  =========

                       All American Life Insurance Company

The change in deferred tax assets and deferred tax liabilities for the year ended December 31, 2001, are as follows (in thousands):

   Change in deferred tax assets                                      $  (9,863)
   Change in gross deferred tax liabilities                               1,214
                                                                    -----------
   Change in net deferred tax asset                                      (8,649)
   Tax effect of realized and unrealized gains (losses)                   6,904
                                                                    -----------
   Change in net deferred income related to income from operations    $ (15,553)
                                                                    ===========

All American's income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to Net Gain from Operations After Dividends to Policyholders for the following reasons:

                                                             Year ended
                                                            December 31
                                                               2001
                                                         -----------------
                                                           (In Thousands)

   Expected federal income tax expense                      $     30,522
   IMR amortization                                                 (632)
   Change in liability for unauthorized reinsurers                14,683
   Change in nonadmitted assets                                   (8,206)
   Other                                                            (311)

                                                           -------------
   Total incurred income tax                                $     36,056
                                                           =============

   Federal income taxes incurred                            $     20,503
   Change in net deferred income taxes                            15,553
                                                           -------------
   Total statutory income taxes                             $     36,056
                                                           =============

Under the provisions of prior tax law applicable to life insurance companies, one half of the excess of the gain from operations of a life insurance company over its taxable investment income was not taxed but was set aside in a special "policyholders" surplus account." Under provisions of the Tax Reform Act of 1984, this account was "frozen" as of December 1983 and is subject to tax under conditions set forth pursuant to prior tax law. The policyholders' surplus account may be taxable if All American does not qualify

                       All American Life Insurance Company
as a life insurance company for tax purposes or under certain other specified conditions. Management does not believe that any of this account will be taxed in the foreseeable future. However, should the balance at December 31, 2001, become taxable, the tax computed at present rates would be approximately $26,300,000.

9.  Employee Benefit Plans

Substantially all employees of All American are covered under a qualified defined-benefit pension plan sponsored by AGC. Benefits are generally based on years of service, the employee's compensation during the last three years of employment and an average of social security wages. AGC's funding policy is to charge each subsidiary for its allocable share of such contributions based on a percentage of payroll. All American was not required to make a contribution to the pension plan in 2001 or 2000.

In addition to pension benefits, certain health care and life insurance benefits are provided to retired employees under a defined benefit plan sponsored by AGC. Employees may become eligible for these benefits if they have accumulated 10 years of service and reach normal or early retirement age while working for All American. The plan provides benefits supplemental to Medicare after retirees are eligible for Medicare benefits. The postretirement benefit plan contains cost-sharing features such as deductibles and coinsurance, and contributions of certain retirees are subject to annual adjustments. These benefits are funded on an incurred basis. All American's allocated contribution to the plan was $234,000 and $270,000 in 2001 and 2000, respectively.

10. Related-Party Transactions

AGC and certain affiliated companies provide services to All American, principally data processing, investment management, professional and administrative services. During 2001 and 2000, All American paid $26,124,000 and $28,116,000, respectively, for these services. In addition, All American provides services to certain affiliated companies. During 2000, All American was reimbursed $51,000 for these services.

Intercompany receivables and payables are settled periodically throughout the year.

                       All American Life Insurance Company

All American periodically borrows funds from AGC under an intercompany short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 2001, no amounts were outstanding under the borrowing agreement.

11. Contingent Liabilities and Commitments

All American is a party to various other lawsuits and proceedings arising in the ordinary course of business. Based upon information presently available, All American believes that the total amounts that will ultimately be paid, if any, arising from those lawsuits and proceedings will not have a material adverse effect on the financial position or results of operations of All American.

12. Capital and Surplus

All American is subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by All American is to be determined based on the various risk factors related to it. At December 31, 2001, All American meets the RBC requirements.

Retained earnings available for distribution as dividends to the stockholder are limited to the statutory unassigned surplus of All American as determined in accordance with accounting practices prescribed by insurance regulatory authorities. During 2001, All American paid a dividend of $54,000,000 to its stockholder. The 2000 dividend was $32,000,000. Consistent with Illinois regulations, dividends are paid out of additional paid-in surplus if unassigned surplus is equal or less than zero. Appropriate approval was obtained from the Commissioner of Insurance of the state of Illinois. Dividends to All American's stockholders are subject to the approval of the Commissioner of the state of Illinois if such dividend exceeds the greater of net gain from operations for the preceding calendar year before realized capital gains and losses for that calendar year or 10% of policyholders' surplus as of December 31 of the preceding year. The maximum amount of dividends that can be paid in 2002 without such approval is $66,705,000.

                       All American Life Insurance Company

13. Financial Statement Impact of Variances in Accounting Principles (Unaudited)

A reconciliation of net income and capital surplus amounts reported in the accompanying statutory financial statements to net income and capital prepared in accordance with GAAP follows:

                                                                     December 31
                                                               2001              2000
                                                          -------------------------------
                                                                  (In Thousands)
Statutory net income, as reported herein                  $       54,984     $     53,512
Adjustments:
   Deferred policy acquisition costs                             (21,116)         (17,489)
   Investments                                                     1,489              332
   Future policy benefits                                         11,755            9,171
   Deferred income taxes                                             999            7,457
   Interest maintenance reserve                                    1,944           (1,265)
   Other, net                                                     (2,150)            ,288)
                                                          -------------------------------
GAAP net income                                           $       47,905     $      8,430
                                                          ===============================

Statutory capital and surplus, as reported herein         $      167,407     $     97,152
Adjustments:
   Deferred policy acquisition costs                             171,349          207,690
   Future policy benefits                                         49,962           38,520
   Deferred income taxes                                          (2,530)          25,619
   Asset valuation reserve                                        18,112           24,688
   Investments                                                    15,826          (34,679)
   Interest maintenance reserve                                   27,069           25,125
   Nonadmitted assets                                             23,984           23,704
   Liability for unauthorized reinsurance                         29,694           71,645
   Other, net                                                      4,815           (8,045)
                                                          -------------------------------
GAAP stockholders' equity                                 $      505,688     $    471,419
                                                          ===============================

14. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of indicated classes of financial instruments:

                       All American Life Insurance Company

Cash and Short-Term Investments

The carrying amounts of these assets approximate their fair values.

Bonds, Common and Preferred Stocks

Fair values are based on quoted market prices or dealer quotes.

Mortgage Loans

The fair value of mortgage loans, other than those which are more than 60 days delinquent or in foreclosure, is estimated by discounting the expected future cash flows. The rates used for this purpose are the estimated current rates that would be applied to the loans in a purchase or sale transaction, on an aggregate or bulk basis grouped by maturity range, considering the creditworthiness of the borrowers and the general characteristics of the collateral. For purposes of this calculation, the fair value of loans with stated interest rates greater than the estimated applicable market rate was adjusted to reflect the impact of prepayment options or other contractual terms upon market value. For mortgage loans which are classified as delinquent or are in foreclosure, fair value is based on estimated net realizable value of the underlying collateral.

Policy Loans

The carrying amounts reported in the balance sheets for these loans are considered to be reasonable estimates of their fair value.

Policyholder Account Balances Relating to Investment Contracts

The fair value of All American's liabilities under investment contracts - primarily deferred annuities - is estimated using discounted cash flow calculations based on interest rates being offered by All American for similar contracts at the balance sheet dates.

                       All American Life Insurance Company

The estimated fair values of All American's financial instruments are as follows:

                                                         2001                      2000
                                             -----------------------------------------------------
                                                Carrying      Fair        Carrying      Fair
                                                 Amount      Value         Amount       Value
                                             -----------------------------------------------------
                                                                  (In Thousands)
Financial assets:
    Cash on hand and on deposit              $    3,350    $    3,350     $     7,012   $    7,012
    Short-term investments                       29,772        29,772          37,352       37,352
    Bonds                                     1,723,952     1,739,821       1,770,222    1,738,080
    Bonds - affiliated                           49,000        49,000               -            -
    Preferred stocks                              2,567         2,615           5,099        5,164
    Common stock                                     40            40             106          106
    Common stock - affiliated                     9,644         9,644               -            -
    Mortgage loans                               90,038        93,072          90,392       90,762
    Policy loans                                141,025       141,025         140,180      140,180

Financial liabilities:
    Policyholder account balances
         related to investment contracts        113,275       103,121         144,600      140,284

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


                                                                          PAGE
                                                                          ----

Report of Independent Auditors                                             F-1


Statement of Income                                                        F-2


Balance Sheet                                                              F-3


Statement of Shareholder's Equity                                          F-4


Statement of Comprehensive Income                                          F-4


Statement of Cash Flows                                                    F-5


Notes to Financial Statements                                       F-6 - F-15

                         REPORT OF INDEPENDENT AUDITORS

                      ___________________________________


Board of Directors
 and Shareholder
The American Franklin Life Insurance Company

We have audited the accompanying balance sheet of The American Franklin Life Insurance Company, (the Company), a wholly-owned subsidiary of The Franklin Life Insurance Company, which is an indirect wholly-owned subsidiary of American General Corporation, as of December 31, 2001 and 2000, and the related statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The American Franklin Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG, LLP
                                                ---------------------------

Chicago, Illinois
February 5, 2002, except footnote 12
as to which the date is
December 20, 2002

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                              STATEMENT OF INCOME
                                 (In thousands)


                                                                        For the years ended December 31
                                                                      2001           2000            1999
                                                                 -------------------------------------------
Revenues
 Premiums and other considerations                               $  18,345        $   20,443       $  10,087
 Net investment income                                               3,146             2,533           2,541
 Realized investment gains (losses)                                     (2)               (2)             21
 Other revenues                                                     35,249            38,414          32,418
                                                                 -------------------------------------------
    Total revenues                                                  56,738            61,388          45,067

Benefits and expenses
 Insurance and annuity benefits                                     22,468            25,725           9,040
 Operating costs and expenses                                       15,463            19,979          21,524
 Commissions and allowances                                         19,020            30,492          28,533
 Change in deferred policy acquisition costs and
  cost of insurance purchased                                       (5,383)          (16,371)        (16,871)
                                                                 -------------------------------------------
   Total benefits and expenses                                      51,568            59,825          42,226
                                                                 -------------------------------------------

Income before income taxes                                           5,170             1,563           2,841

Income tax expense (benefit)
 Current                                                               (83)           (1,090)         (1,449)
 Deferred                                                            1,747             1,177           1,358
                                                                 -------------------------------------------
   Total income tax expense (benefit)                                1,664                87             (91)
                                                                 -------------------------------------------

Net income                                                       $   3,506        $    1,476       $   2,932
                                                                 ===========================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                                 BALANCE SHEET
                       (In thousands, except share data)


                                                                                                   At December 31
                             ASSETS                                                            2001               2000
                                                                                        ---------------------------------
Investments
  Fixed maturity securities (amortized cost: $17,196; $14,730)                          $     17,822         $   15,120
  Policy loans                                                                                28,755             25,480
  Short-term investments                                                                      11,118              3,430
                                                                                        ---------------------------------
      Total investments                                                                       57,695             44,030

Cash                                                                                           2,230              1,732
Accrued investment income                                                                        314                305
Accounts receivable from affiliates                                                            1,113                  -
Amounts recoverable from reinsurers                                                           13,946             18,242
Deferred policy acquisition costs                                                             93,715             87,598
Cost of insurance purchased                                                                    6,463              7,367
Insurance premiums due                                                                           191                700
Other assets                                                                                   1,545              1,320
Assets held in separate accounts                                                             570,855            656,298
                                                                                        ---------------------------------
      Total assets                                                                      $    748,067         $  817,592
                                                                                        =================================

                               LIABILITIES
Insurance and annuity liabilities
  Policy reserves, contract claims and other policyholders' funds                       $     16,968         $   19,467
  Universal life contracts                                                                    49,020             47,005
  Annuity contracts                                                                           10,108              7,074
  Unearned revenue                                                                            12,311             11,646

Income tax liabilities
  Current                                                                                        299                451
  Deferred                                                                                      (341)            (2,109)
Accrued expenses and other liabilities                                                         4,803              2,263
Liabilities related to separate accounts                                                     570,855            656,298
                                                                                        ---------------------------------
      Total liabilities                                                                      664,023            742,095

                     SHAREHOLDER'S EQUITY
Common stock ($5 par value; 500,000 shares authorized,
  issued and outstanding)                                                                      2,500              2,500
Paid-in capital                                                                               75,937             70,937
Accumulated other comprehensive income                                                           134                 93
Retained earnings                                                                              5,473              1,967
                                                                                        ---------------------------------
      Total shareholder's equity                                                              84,044             75,497
                                                                                        ---------------------------------
      Total liabilities and shareholder's equity                                        $    748,067         $  817,592
                                                                                        =================================

                      See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                       STATEMENT OF SHAREHOLDER'S EQUITY
                                 (In thousands)

                                                                For the years ended December 31
                                                                 2001        2000        1999
                                                             -----------------------------------
Common stock, balance at beginning and end of year             $   2,500   $   2,500   $   2,500
                                                             -----------------------------------
Paid-in capital
 Balance at beginning of year                                     70,937      63,437      51,437
 Capital contribution                                              5,000       7,500      12,000
                                                             -----------------------------------
 Balance at end of year                                           75,937      70,937      63,437
                                                             -----------------------------------
Retained earnings (deficit)
 Balance at beginning of year                                      1,967         491      (2,441)
 Net income                                                        3,506       1,476       2,932
                                                             -----------------------------------
 Balance at end of year                                            5,473       1,967         491
                                                             -----------------------------------
Accumulated other comprehensive income
 Balance at beginning of year                                         93          92         430
 Change during the year                                               62           2        (520)
 Amounts applicable to deferred federal income taxes                 (21)         (1)        182
                                                             -----------------------------------
 Balance at end of year                                              134          93          92
                                                             -----------------------------------
Total shareholder's equity at end of year                      $  84,044   $  75,497   $  66,520
                                                             ===================================

                       STATEMENT OF COMPREHENSIVE INCOME
                                 (In thousands)

                                                                For the years ended December 31
                                                                  2001        2000       1999
                                                             -----------------------------------
Net income                                                     $    3,506   $   1,476   $  2,932
Other comprehensive income (loss)
 Gross change in unrealized gains (losses) on
  securities (pretax: $60, $-, $(499))                                 40           -       (324)
 Less: gains (losses) realized in net income
  (pretax: $(2), $(2), $21)                                            (1)         (1)        14
                                                             -----------------------------------
    Change in net unrealized gains (losses) on
    securities (pretax: $62, $2, $(520))                               41           1       (338)
                                                             -----------------------------------
      Comprehensive income                                     $    3,547   $   1,477   $  2,594
                                                             ===================================

                       See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                            STATEMENT OF CASH FLOWS
                                 (In thousands)


                                                                  For the years ended December 31
                                                                2001          2000            1999
                                                          -------------------------------------------
Operating activities
  Net income                                               $    3,506     $    1,476       $    2,932
 Reconciling adjustments to net cash used for operating
  activities
    Charges on universal life contracts, net of
     interest credited                                        (34,051)       (32,052)         (28,863)
    Change in other assets and liabilities                      7,536        (17,880)          (7,621)
    Deferred policy acquisition costs and cost of
     insurance purchased                                       (5,383)       (16,371)         (16,871)
    Policy reserves, claims and other policyholders'
     funds                                                     (1,851)        10,853           (2,994)
    Realized investment (gains) losses                              2              2              (21)
                                                        ---------------------------------------------
      Net cash used for operating activities                  (30,241)       (53,972)         (53,438)
                                                        ---------------------------------------------
Investing activities
    Investment purchases
      Available-for-sale                                       (5,071)          (845)         (30,018)
      Other                                                    (3,585)        (8,443)          (4,721)
    Investment calls, maturities and sales
      Available-for-sale                                        2,656          1,916           45,751
      Other                                                       310              -               55
    Net (increase) decrease in short term investments          (7,688)         3,303           (6,733)
                                                        ---------------------------------------------
        Net cash provided by (used for) investing
         activities                                           (13,378)        (4,069)           4,334
                                                        ---------------------------------------------
Financing activities
    Policyholder account deposits                              99,475        136,034          167,565
    Policyholder account withdrawals                          (60,358)       (97,313)        (131,120)
    Capital contribution                                        5,000          7,500           12,000
                                                        ---------------------------------------------
     Net cash provided by financing activities                 44,117         46,221           48,445
                                                        ---------------------------------------------
Net increase (decrease) in cash                                   498        (11,820)            (659)
Cash at beginning of year                                       1,732         13,552           14,211
                                                        ---------------------------------------------
Cash at end of year                                        $    2,230     $    1,732       $   13,552
                                                        =============================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS


1.   Significant Accounting Policies


1.1  Nature of Operations
     --------------------

     The American Franklin Life Insurance Company (AMFLIC), headquartered in Springfield, Illinois, sells and services variable universal life, variable annuity and universal life insurance products to the middle income market, in all states except Maine, New Hampshire, New York and Vermont.

1.2  Preparation of Financial Statements
     -----------------------------------

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of AMFLIC, a wholly owned subsidiary of The Franklin Life Insurance Company (FLIC).

     On August 29, 2001, American General Corporation (AGC), AMFLIC's ultimate parent company, was acquired by American International Group, Inc. (AIG), a Delaware corporation. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The merger was accounted for as a pooling and had no impact on the records of AMFLIC.

     Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates.

1.3  Investments
     -----------

     Fixed Maturity Securities. All fixed maturity securities were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if the unrealized gains (losses) had been realized and record the net adjustment in accumulated other comprehensive income in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

     Policy Loans.  Policy loans are reported at unpaid principal balance.

     Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

     Investment Income. Interest on fixed maturity securities and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount, as appropriate.

     Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.


1.4  Separate Accounts
     -----------------

     Separate accounts are assets and liabilities associated with certain contracts, principally variable universal life and annuities, for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

1.5  Deferred Policy Acquisition Costs (DPAC)
     ----------------------------------------

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

     DPAC associated with interest-sensitive life insurance contracts and insurance investment contracts is charged to expense in relation to the estimated gross profits of those contracts. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

     DPAC also is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income in shareholder's equity.

     We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses to determine whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6  Cost of Insurance Purchased (CIP)
     ---------------------------------

     The cost assigned to AMFLIC insurance contracts in force at January 31, 1995, the date of AGC's acquisition of FLIC and AMFLIC, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7  Insurance and Annuity Liabilities
     ---------------------------------

     Substantially all of AMFLIC's insurance and annuity liabilities relate to long-duration contracts. AMFLIC normally cannot change or cancel these contracts.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on our estimates of the cost of future policy benefits, using the net level premium. Interest assumptions used to compute reserves ranged from 4.5% to 5.5% at December 31, 2001.

1.8  Premium Recognition
     -------------------

     Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate AMFLIC for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC. For all other contracts, premiums are recognized when due.

1.9  Reinsurance
     -----------

     AMFLIC limits its exposure to loss on any individual life to $100,000 by ceding additional risks through reinsurance contracts with other insurers, including FLIC. If a reinsurer is not able to meet its obligations, AMFLIC remains liable.

     AMFLIC records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.10 Income Taxes
     ------------

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

2.   Investments

2.1  Fixed Maturity Securities
     ---------------------------

     Valuation. Amortized cost and fair value of fixed maturity securities were as follows:

                                                                 December 31, 2001
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses      Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,566    $    293    $      -    $   6,859
Corporate bonds
  Investment grade                                      5,809         251          63        5,997
  Below investment grade                                1,077          22          36        1,063
Public utilities                                        1,549          81           -        1,630
Mortgage-backed                                         1,941          74           -        2,015
States/political subdivisions                             254           4           -          258
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  17,196    $    725    $     99    $  17,822
                                                  ================================================

                                                                December 31, 2000
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses       Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,584    $    120    $      -    $   6,704
Corporate bonds
  Investment grade                                      4,392         177          36        4,533
  Below investment grade                                1,068           6          18        1,056
Public utilities                                        1,528          82           -        1,610
Mortgage-backed                                           957          54           -        1,011
States/political subdivisions                             201           5           -          206
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  14,730    $    444    $     54    $  15,120
                                                  ================================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.1  Fixed Maturity Securities (continued)
     -------------------------------------

     Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                           Amortized       Fair
     In thousands                                             Cost        Value
     --------------------------------------------------------------------------
     Fixed maturity securities, excluding mortgage-backed
       securities, due
         In one year or less                               $   1,994   $  2,036
         In years two through five                             9,131      9,530
         In years six through ten                              2,906      3,019
         After ten years                                       1,224      1,222
     Mortgage-backed securities                                1,941      2,015
                                                           --------------------
       Total fixed maturity securities                     $  17,196   $ 17,822
                                                           ====================

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. AMFLIC may sell investments before maturity to achieve corporate requirements and investments strategies.

     Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity securities included in accumulated other comprehensive income at December 31 were as follows:

         In thousands                              2001        2000
         ----------------------------------------------------------
         Gross unrealized gains                $    725   $     444
         Gross unrealized losses                    (99)        (54)
         DPAC  fair value adjustment               (389)       (223)
         CIP fair value adjustment                  (30)        (23)
         Deferred federal income taxes              (73)        (51)
                                               --------------------
         Net unrealized gains on securities    $    134   $      93
                                               ====================

2.2  Investment Income
     -----------------

     Investment income was as follows:

     In thousands                          2001          2000        1999
     --------------------------------------------------------------------
     Fixed maturity securities          $ 1,211       $ 1,142     $ 1,461
     Policy loans                         1,614         1,115         698
     Other investments                      386           339         547
                                        ---------------------------------
     Gross investment income              3,211         2,596       2,706
     Investment expense                      65            63         165
                                        ---------------------------------
     Net investment income              $ 3,146       $ 2,533     $ 2,541
                                        =================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.3  Realized Investment Gains (Losses)
     ----------------------------------

     Realized investment gains (losses), net of DPAC and CIP amortization and investment expenses, were as follows:

     In thousands                                  2001        2000       1999
     -------------------------------------------------------------------------
     Fixed maturity securities                  $     -    $      -    $    56
     Other                                           (2)         (2)       (35)
                                                ------------------------------
     Realized investment gains (losses)         $    (2)   $     (2)   $    21
                                                ==============================

     Voluntary sales of investments resulted in the follow realized gains (losses):

                                                                    Realized
                                                                 --------------
     In thousands               Category             Proceeds    Gains   Losses
     --------------------------------------------------------------------------
            2001           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            2000           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            1999           Available-for-sale        $  1,758    $  56   $    -
     ==========================================================================

2.4  Investments on Deposit
     ----------------------

     At December 31, 2001 and 2000, fixed maturity securities with a carrying value of $6,778,000 and $6,575,000 respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.5  Investment Restrictions
     -----------------------

     AMFLIC is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, AMFLIC's largest investment in any one entity other than U.S. government obligations was $1,000,000, and $400,000 respectively.

3.   Deferred Policy Acquisition Costs (DPAC)

     Activity in DPAC was as follows:

     In thousands                                    2001      2000      1999
     --------------------------------------------------------------------------
     Beginning at January 1                        $ 87,598  $ 70,989  $ 52,352
     Deferrals                                       13,445    24,127    24,543
     Amortization                                    (7,165)   (6,737)   (6,524)
     Effect of net unrealized (gains)
       losses on securities                            (166)     (779)      646
     Effect of realized investment gains (losses)         3        (2)      (28)
                                                   ----------------------------
     Balance at December 31                        $ 93,715  $ 87,598  $ 70,989
                                                   ============================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.   Cost of Insurance Purchased (CIP)

     Activity in CIP was as follows:

     In thousands                            2001       2000       1999
     --------------------------------------------------------------------
     Balance at January 1                 $  7,367   $   7,884   $  8,941
     Accretion of interest                     619         702        767
     Amortization                           (1,516)     (1,721)    (1,915)
     Effect of net unrealized (gains)
         losses on securities                   (7)        502         96
     Effect of realized investment gains         -           -         (5)
                                          -------------------------------
     Balance at December 31               $  6,463   $   7,367   $  7,884
                                          ===============================

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is:

                                                          Amount
                         Year                         (in thousands)
               ---------------------------------------------------------------

                         2002                              $ 799
                         2003                                698
                         2004                                582
                         2005                                482
                         2006                                441

5.   Income Taxes

     For the period from January 1, 2001 to August 29, 2001, AMFLIC will file a life/life consolidated federal income tax return with its direct parent, FLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

     For the period August 30, 2001 to December 31, 2001, AMFLIC will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. AMFLIC has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge AMFLIC a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse AMFLIC for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.1  Tax Expense
     -----------

     A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                         2001          2000         1999
                                     --------------------------------------
         Federal income tax rate         35.0 %        35.0 %        35.0 %
         Invested asset items            (4.0)        (29.1)        (37.7)
         Other                            1.2          (0.3)         (0.5)
                                     --------------------------------------
           Effective tax rate            32.2 %         5.6 %        (3.2)%
                                     ======================================


5.2  Deferred Taxes
     --------------

     Components of deferred tax liabilities and assets at December 31 were as follows:

     In thousands                                      2001       2000
     -------------------------------------------------------------------
     Deferred tax liabilities, applicable to:
       Basis differential of investments           $     223   $     114
       DPAC and CIP                                   22,095      21,491
       Other                                             960         827
                                                   ---------------------
         Total deferred tax liabilities               23,278      22,432
     Deferred tax assets, applicable to:
       Policy reserves                               (22,576)    (23,069)
       Other                                          (1,043)     (1,472)
                                                   ---------------------
         Total deferred tax assets                   (23,619)    (24,541)
                                                   ---------------------
     Net deferred tax assets                       $    (341)  $  (2,109)
                                                   =====================

     AMFLIC expects adequate future taxable income to realize the net deferred tax assets. Accordingly, no valuation allowance is considered necessary.

5.3  Taxes Paid
     ------------

     Income taxes paid (recovered) were as follows:

      In thousands               2001     2000         1999
      ------------------------------------------------------
      Federal                 $    -    $ (4,175)     $(447)
      State                       57          38         143

6.   Fair Value of Financial Instruments

     Carrying amounts and fair values for certain of AMFLIC's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of AMFLIC's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                              2001                    2000
                                                      ----------------------------------------------
                                                      Carrying      Fair        Carrying    Fair
     In thousands                                      Amount       Value        Amount     Value
     -----------------------------------------------------------------------------------------------
     Assets
         Fixed maturity securities                     $ 17,822    $ 17,822    $ 15,120     $ 15,120
         Policy Loans                                    28,755      28,755      25,480       25,480
         Short-term investments                          11,118      11,118       3,430        3,430
         Assets held in separate accounts               570,855     570,855     656,298      656,298
     Liabilities
         Insurance investment contracts                  10,686      10,232       7,636        7,310
         Liabilities related to separate accounts       570,855     570,855     656,298      656,298

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.   Fair Value of Financial Instruments (continued)

     We used the following methods and assumptions to estimate the fair value of our financial instruments:

     Fixed Maturity Securities. Fair values of fixed maturity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

     Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate charged on policy loan balances during 2001 and 2000 was 5.95% and 6.07%, respectively.

     Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

     Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

7.   Reinsurance

     Under the provisions of an assumed reinsurance agreement, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $    847       $  5,288       $  1,416
     Other income                     1,016            918          1,337
     Benefits                         1,536          6,134          1,756
     Commission expense                  (5)            67            215

     Under the provisions of a modified coinsurance agreement which cedes a portion of the variable universal life product activity, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 11,348       $ 10,118       $ 12,027
     Expense allowances from
        reinsurer                     5,699          9,791          8,531
     Other                              602            416          1,744

     AMFLIC also carries reinsurance for policy risks that exceed its retention limit of $100,000. AMFLIC ceded the following amounts:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 13,519       $ 12,081       $ 10,687
     Change in policy reserves       12,721         11,760         10,382

8.   Statutory Accounting

     AMFLIC prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. No significant permitted practices are used to prepare AMFLIC's statutory Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.   Statutory Accounting (continued)

     Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statements as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of adoption, AMFLIC reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $200,000 as of January 1, 2001. This net amount included an increase in net deferred tax assets of $12,500,000 offset by a related increase in nonadmitted assets of $12,300,000. The effect of other codification related changes was immaterial.

     At December 31, 2001 and 2000, AMFLIC had statutory stockholder's equity of $49,193,000 and $43,093,000, respectively. AMFLIC's statutory net loss was $1,331,000, $5,964,000 and $2,947,000 for the years ended December 31,
     2001, 2000 and 1999, respectively.

     Generally, AMFLIC is restricted by state insurance laws as to amounts it may pay in the form of dividends, loans or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2001 no dividends may be paid out and loans and advances in excess of $12,298,000 may not be transferred without the approval of the Illinois Insurance Department.

9.   Statement of Cash Flows

     In addition to the cash activities shown in the statement of cash flows, the following transactions, occurred:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Interest added to universal
       life contracts and other
       deposit funds               $   2,910      $  2,478       $  2,214
                                   =======================================

10.  Related Party Transactions

     AMFLIC has no full-time employees or office facilities. Effective January 1, 1999, AMFLIC entered into a shared services agreement with an affiliate. As part of this agreement, administration and general expenses are allocated to AMFLIC based on actual work performed. Allocated expenses for the years ended December 31, 2001, 2000 and 1999, were $13,390,000,
     $17,258,000 and $20,084,000, respectively.

     AMFLIC participates in a program of short-term borrowing with AGC to maintain its long-term investment commitments. AMFLIC had no short-term borrowing in 2001 or 2000.

11.  Litigation

     AMFLIC is a party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who exclude themselves from market conduct settlements. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AMFLIC's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12.  SUBSEQUENT EVENT

     Effective December 31, 2002 AMFLIC and its parent FLIC will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of AGC.

                       THE FRANKLIN LIFE INSURANCE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2000 and 1999

                       THE FRANKLIN LIFE INSURANCE COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                                                           PAGE
                                                                           ----
Report of Independent Auditors                                                1


Consolidated Statement of Income                                              2


Consolidated Balance Sheet                                                    3


Consolidated Statement of Shareholder's Equity                                4


Consolidated Statement of Comprehensive Income                                4


Consolidated Statement of Cash Flows                                          5


Notes to Consolidated Financial Statements                               6 - 18

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------

Board of Directors
    and Shareholder
The Franklin Life Insurance Company

We have audited the accompanying consolidated balance sheet of The Franklin Life Insurance Company (an indirect wholly-owned subsidiary of American International Group) (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Franklin Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1.3 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives.


                                             /s/ ERNST & YOUNG LLP
                                             -----------------------------
Chicago, Illinois
February 5, 2002, except footnote 14
as to which the date is
December 20, 2002

                       THE FRANKLIN LIFE INSURANCE COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                  (In millions)

                                                             FOR THE YEARS ENDED DECEMBER 31
                                                             2001        2000           1999
                                                          -------------------------------------
Revenues
   Premiums and other considerations                      $   263.4   $    289.0     $   304.2
   Insurance charges                                           56.6         55.3          51.7
   Net investment income                                      447.2        474.6         496.4
   Realized investment gains (losses)                         (35.8)        (9.9)          3.0
   Broker/dealer sales income                                  62.0         80.6          64.1
   Other revenues                                               6.1          8.1           9.3
                                                          -------------------------------------
        Total revenues                                        799.5        897.7         928.7

 Benefits and expenses
   Insurance and annuity benefits
        Death claims and other policy benefits                241.2        271.7         252.3
        Investment-type contracts                             123.3        139.0         149.7
        Dividends to policyholders                             71.2         80.0          82.9
        Change in policy reserves                               8.2         (1.6)        (12.3)
   Operating costs and expenses                                63.1         73.2          82.7
   Commissions - broker/dealer                                 57.4         74.4          59.4
   Commissions - other                                         45.0         59.9          62.0
   Change in deferred policy acquisition costs                 (5.7)       (21.0)        (23.0)
   Change in cost of insurance purchased                        9.7         15.2          47.3
   Restructure charges                                         26.1            -             -
   Litigation settlement                                          -            -          (2.0)
                                                          -------------------------------------
        Total benefits and expenses                           639.5        690.8         699.0
                                                          -------------------------------------

Income before income tax expense and cumulative
   effect of change in accounting principle                   160.0        206.9         229.7
Income tax expense
   Current expense                                             55.7         45.3          39.2
   Deferred expense (benefit)                                  (5.0)        26.1          39.6
                                                          -------------------------------------
        Total income tax expense                               50.7         71.4          78.8
                                                          -------------------------------------
Income before cumulative effect of change in
   accounting principle                                       109.3        135.5         150.9
Cumulative effect of change in
   accounting principle, net of tax                            (0.3)           -             -
                                                          -------------------------------------
Net income                                                $   109.0   $    135.5     $   150.9
                                                          =====================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET
                        (In millions, except share data)

                                                                                           AT DECEMBER 31
                                      ASSETS                                            2001            2000
                                                                                    ----------------------------
Investments
   Fixed maturity securities (amortized cost: $4,374.7, $4,660.5)                   $   4,544.0     $   4,780.0
   Mortgage loans on real estate                                                          434.1           471.3
   Equity securities (cost: $0.7, $0.6)                                                     0.1             0.6
   Policy loans                                                                           348.4           351.7
   Other long-term investments                                                             99.9            85.9
   Short-term investments                                                                 123.7            59.2
                                                                                    ----------------------------
      Total investments                                                                 5,550.2         5,748.7
Cash                                                                                        7.5            14.0
Accrued investment income                                                                  75.5            83.8
Intercompany notes receivable                                                             276.0           116.0
Intercompany receivable                                                                     8.9             2.3
Preferred stock of affiliates, at cost                                                      8.5             8.5
Receivable from brokers for securities sales                                               99.8             5.4
Receivable from agents, less allowance ($6.5; $5.4)                                         9.5            11.2
Amounts recoverable from reinsurers                                                        22.9            27.1
Deferred policy acquisition costs                                                         182.2           186.8
Cost of insurance purchased                                                               302.0           345.7
Property & equipment, at cost less accumulated depreciation ($26.2, $20.8)                 33.8            36.8
Other assets                                                                               23.3            23.8
Assets held in separate accounts                                                          581.2           669.3
                                                                                    ----------------------------
      Total assets                                                                  $   7,181.3     $   7,279.4
                                                                                    ============================
                                    LIABILITIES

Insurance and annuity liabilities
   Life, annuity and accident and health reserves                                   $   2,866.5     $   2,868.6
   Investment-type contract deposits and dividend accumulations                         2,255.4         2,355.4
   Participating policyholders' interests                                                 163.9           179.0
   Policy and contract claims                                                              20.7            28.6
   Other                                                                                   49.1            51.0
Income tax liabilities (recoverable)
   Current                                                                                (27.6)           (8.8)
   Deferred                                                                               (18.9)          (17.3)
Intercompany payables                                                                       1.2             0.6
Payable to broker for securities purchases                                                 90.1             1.8
Accrued expenses and other liabilities                                                     86.1            71.7
Liabilities related to separate accounts                                                  581.2           669.3
                                                                                    ----------------------------
      Total liabilities                                                                 6,067.7         6,199.9
                               SHAREHOLDER'S EQUITY

Common stock ($2 par value; 30,000,000 shares authorized,
  21,002,000 shares issued and outstanding)                                                42.0            42.0
Paid-in capital                                                                           922.7           922.7
Retained earnings                                                                         113.4            86.4
Accumulated other comprehensive income                                                     35.5            28.4
                                                                                    ----------------------------
      Total shareholder's equity                                                        1,113.6         1,079.5
                                                                                    ----------------------------
      Total liabilities and shareholder's equity                                    $   7,181.3     $   7,279.4
                                                                                    ============================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                                  (In millions)

                                                                    FOR THE YEARS ENDED DECEMBER 31
                                                                     2001         2000        1999
                                                                 ------------------------------------
Common stock, balance at beginning and end of year               $    42.0    $    42.0    $    42.0
                                                                 ------------------------------------
Paid-in capital
    Balance at beginning of year                                     922.7        923.3        923.1
    Tax refund from American Brands                                      -            -          1.4
    Expenses paid by Franklin on behalf of AGC                           -         (0.6)        (1.2)
                                                                 ------------------------------------
    Balance at end of year                                           922.7        922.7        923.3
                                                                 ------------------------------------

Retained earnings
    Balance at beginning of year                                      86.4         75.9         38.0
    Net income                                                       109.0        135.5        150.9
    Dividends paid to parent                                         (82.0)      (125.0)      (113.0)
                                                                 ------------------------------------
    Balance at end of year                                           113.4         86.4         75.9
                                                                 ------------------------------------

Accumulated other comprehensive income
       Balance at beginning of year                                   28.4         31.5        157.9
       Change in net unrealized gains (losses) on securities           7.1         (3.1)      (126.4)
                                                                 ------------------------------------
       Balance at end of year                                         35.5         28.4         31.5
                                                                 ------------------------------------
Total shareholder's equity at end of year                        $ 1,113.6    $ 1,079.5    $ 1,072.7
                                                                 ====================================

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                                  (In millions)

                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                                    2001       2000        1999
                                                                 ----------------------------------
Net income                                                       $  109.0    $  135.5     $  150.9
Other comprehensive income (loss)
  Gross change in unrealized gains (losses) on securities
     (pretax: $(17.6), $(14.3), $(190.5))                           (11.4)       (9.3)      (123.7)
  Less: gains (losses) realized in net income
     (pretax: $(28.5), $(9.5), $4.1)                                (18.5)       (6.2)         2.7
                                                                 ----------------------------------
     Change in net unrealized gains (losses) on
       securities (pretax: $10.9, $(4.8), $(194.6))                   7.1        (3.1)      (126.4)
                                                                 ----------------------------------

Comprehensive income                                             $  116.1    $  132.4     $   24.5
                                                                 ==================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)

                                                                             FOR THE YEARS ENDED DECEMBER 31
                                                                           2001          2000          1999
                                                                       ----------------------------------------
Operating activities
   Net income                                                          $    109.0     $   135.5      $   150.9
   Reconciling adjustments
     Insurance and annuity liabilities                                      (12.9)         (6.9)         (34.5)
     Investment losses (gains)                                               35.6          10.0           (2.6)
     Investment write-downs and change in reserves                              -          (0.1)          (0.4)
     Deferred policy acquisition costs                                       (5.7)        (21.0)         (23.0)
     Cost of insurance purchased                                              9.7          15.2           47.3
     Interest credited, net of charges on investment
       contract deposits                                                     35.9          47.1           60.1
     Other, net                                                             (63.2)        (65.6)         (34.6)
                                                                       ----------------------------------------

       Net cash provided by operating activities                            108.4         114.2          163.2
                                                                       ----------------------------------------

Investing activities
   Investment purchases
     Available-for-sale                                                  (2,503.0)       (908.7)      (1,348.8)
     Other investments                                                      (80.6)       (114.3)        (124.5)
   Investment calls, maturities and sales
     Available-for-sale                                                   2,875.4       1,212.6        1,543.9
     Other investments                                                       39.6          85.3           91.4
   Net decrease (increase) in short-term investments                        (64.5)        (13.5)          28.9
   Net additions to property and equipment                                   (5.0)         (6.6)          (8.7)
                                                                       ----------------------------------------

     Net cash provided by investing activities                              261.9         254.8          182.2
                                                                       ----------------------------------------

Financing activities
   Policyholder account deposits                                            138.6         176.0          219.6
   Policyholder account withdrawals                                        (273.4)       (448.6)        (435.6)
   Tax refund from American Brands                                              -             -            1.4
   Expenses paid by Franklin on behalf of AGC                                   -          (0.6)          (1.2)
   Intercompany note receivable                                            (160.0)            -              -
   Proceeds from intercompany borrowings                                     51.4           1.3           76.2
   Repayments of intercompany borrowings                                    (51.4)         (1.3)         (76.2)
   Dividend payments                                                        (82.0)       (125.0)        (113.0)
                                                                       ----------------------------------------

     Net cash used for financing activities                                (376.8)       (398.2)        (328.8)
                                                                       ----------------------------------------
     Net increase (decrease) in cash                                         (6.5)        (29.2)          16.6
Cash at beginning of year                                                    14.0          43.2           26.6
                                                                       ----------------------------------------

Cash at end of year                                                    $      7.5     $    14.0      $    43.2
                                                                       ========================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Significant Accounting Policies

1.1      Nature of Operations

         The Franklin Life Insurance Company (Franklin) and its subsidiaries, headquartered and domiciled in Springfield, Illinois, provide life insurance and annuity products to middle-income customers in all states (except New York) and in the District of Columbia, Puerto Rico and U.S. Virgin Islands. Franklin serves this customer base through 2,570 agents.

1.2      Preparation of Financial Statements

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States
         (GAAP) and include the accounts of Franklin, and its subsidiaries, The American Franklin Life Insurance Company (AMFLIC) and Franklin Financial Services Corporation (FFSC), a broker dealer. All material intercompany transactions have been eliminated in consolidation.

         Franklin is an indirect, wholly-owned subsidiary of American General Corporation (American General). While Franklin was neither purchased nor merged with another entity during the year ended December 31, 2001, on August 29, 2001, American General was acquired by American International Group, Inc. (AIG), a Delaware corporation, and was accounted for as a pooling. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of American General based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of American General common stock. In conjunction with the acquisition, Franklin incurred restructure costs totaling $26.1 million covering primarily software, severance costs, and other employee and agent benefits.

         Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

1.3      Investments

         Fixed Maturity and Equity Securities. All fixed maturity and equity securities held at December 31, 2001 and 2000 were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if unrealized gains (losses) had been realized, and record the net adjustment in accumulated other comprehensive income (loss) in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

         At various times, we hold trading securities and report them at fair value. We held no trading securities at December 31, 2001 or 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000 or 1999.

         Limited partnership investments, reported in other long term investments, are accounted for under the equity method of accounting. For those limited partnerships that report changes in the fair value of underlying equity investments in earnings, we record our proportionate interest in investment gains (losses).

         Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

         We consider loans to be impaired when collection of all amounts due under the contractual terms is not probable. Franklin generally looks to the underlying collateral for repayment of these loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

         Policy Loans.  Policy loans are reported at unpaid principal balance.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.3      Investments (continued)

         Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

         Investment Real Estate. We classify investment real estate as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

         Dollar Roll Agreements. Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 or 2000.

         Investment Income. Interest on fixed maturity securities, policy loans and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount as appropriate. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

         We recognize income on mortgage-backed securities using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, we calculate a new effective yield and adjust the net investment in the security accordingly. The adjustment is recognized in net investment income.

         Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.

         Derivatives. On January 1, 2001, Franklin adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be recognized at fair value in the balance sheet. The cumulative effect of adopting this change in accounting principle was $0.3 million, net of tax. Subsequent changes in the fair value of a derivative instrument are reported in net income.

1.4      Separate Accounts

         Separate accounts are assets and liabilities associated with certain life and annuity contracts for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.5      Deferred Policy Acquisition Costs (DPAC)

         Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

         DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The interest assumption used to compute estimated gross profits with respect to participating life insurance contracts was 7.75% at December 31, 2001, 2000 and 1999, respectively. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 1.5     Deferred Policy Acquisition Costs (DPAC) (continued)

         DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

         We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6      Cost of Insurance Purchased (CIP)

         The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General's acquisition of Franklin, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7      Insurance and Annuity Liabilities

         Substantially all of Franklin's insurance and annuity liabilities relate to long-duration contracts. Franklin normally cannot change or cancel these contracts.

         For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for non-participating long-duration life insurance contracts are calculated using the net level premium method based on estimates of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Interest assumptions used to compute reserves for non-participating long-duration contracts ranged from 6.70% to 7.45% at December 31, 2001.

         Reserves for participating long-duration life insurance contracts are based on our estimates of the cost of future policy benefits, using the net level premium method and the nonforfeiture interest rate and mortality table of the applicable insurance contracts.

1.8      Premium Recognition

         Most receipts for annuities and interest-sensitive life insurance contracts are classified as deposits instead of revenues. Revenues for these contracts include mortality, expense, and surrender charges. Policy charges that compensate Franklin for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC.

         For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other long-duration contracts, premiums are recognized when due.

1.9      Participating Life Insurance

         Participating life insurance contracts contain dividend payment provisions that entitle the policyholders to participate in the earnings of the contracts. Participating life insurance accounted for 33% and 40% of life insurance in force at December 31, 2001 and 2000, respectively, and 75%, 76%, and 77% of premiums and other considerations for the years ended December 31, 2001, 2000, and 1999, respectively. The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity.

         We determine annual dividends to be paid on participating life insurance contracts based on estimates of the contracts' earnings. Policyholder dividends were $71.2 million, $80.0 million, and $82.9 million in 2001, 2000, and 1999 respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.10     Reinsurance

         Franklin limits its exposure to loss on any individual life to no more than $2.1 million by ceding additional risks through reinsurance contracts with other insurers. If a reinsurer is not able to meet its obligations, Franklin remains liable.

         Franklin records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11     Income Taxes

         Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. State income taxes are included in income tax expense.

1.12     Reclassification

         Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2.       Investments

2.1      Fixed Maturity and Equity Securities

         Valuation. Cost or amortized cost and fair value of fixed maturity and equity ecurities at December 31 were as follows:

                                                                                   2001
                                                       ----------------------------------------------------------
                                                          Cost or           Gross          Gross
                                                         Amortized       Unrealized      Unrealized       Fair
         In millions                                        Cost            Gains          Losses        Value
         --------------------------------------------------------------------------------------------------------
         Fixed maturity securities
             Corporate bonds
               Investment grade                        $     2,337.0    $     130.0    $    17.2     $   2,449.8
               Below investment grade                          406.5            7.2         33.2           380.5
             Mortgage-backed                                   981.7           46.9          5.1         1,023.5
             Public utilities                                  535.5           36.7          5.3           566.9
             U.S. government                                    74.0            6.3          0.3            80.0
             Foreign governments                                37.4            3.4          0.3            40.5
             States/political subdivisions                       2.6            0.2            -             2.8
                                                       ----------------------------------------------------------
                 Total fixed maturity securities       $     4,374.7    $     230.7    $    61.4     $   4,544.0
                                                       ==========================================================
         Equity securities                             $         0.7    $         -    $     0.6     $       0.1
                                                       ==========================================================

                                                                                   2000
                                                      -------------------------------------------------------------
                                                          Cost or           Gross         Gross
                                                         Amortized       Unrealized    Unrealized         Fair
         In millions                                        Cost            Gains        Losses          Value
         ----------------------------------------------------------------------------------------------------------
         Fixed maturity securities
             Corporate bonds
                Investment grade                      $     2,683.0     $     107.6    $    41.2       $  2,749.4
                Below investment grade                        339.9             2.4         44.1            298.2
             Mortgage-backed                                  936.2            45.6          0.6            981.2
             Public utilities                                 565.6            42.9          2.6            605.9
             U.S. government                                   89.7             7.9            -             97.6
             Foreign governments                               41.0             2.8          1.3             42.5
             States/political subdivisions                      4.1             0.2            -              4.3
             Redeemable preferred stocks                        1.0               -          0.1              0.9
                                                      -------------------------------------------------------------
                 Total fixed maturity securities      $     4,660.5     $     209.4    $    89.9       $  4,780.0
                                                      =============================================================
         Equity securities                            $         0.6     $       0.2    $     0.2       $      0.6
                                                      =============================================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.1 Fixed Maturity and Equity Securities (continued)

         Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                                                 Cost or
                                                                                Amortized         Fair
         In millions                                                               Cost           Value
         -----------------------------------------------------------------------------------------------
         Fixed maturity securities, excluding mortgage-backed
         securities, due
              In one year or less                                           $      186.1    $     190.7
              In years two through five                                            936.6          984.2
              In years six through ten                                           1,248.2        1,269.2
              After ten years                                                    1,022.1        1,076.4
         Mortgage-backed securities                                                981.7        1,023.5
                                                                          ------------------------------

              Total fixed maturity securities                               $    4,374.7    $   4,544.0
                                                                          ==============================

         Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Franklin may sell investments before maturity to achieve corporate requirements and investment strategies.

         Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:

         In millions                                             2001            2000
         ---------------------------------------------------------------------------------
         Gross unrealized gains                             $     230.7      $     209.6
         Gross unrealized losses                                  (62.0)           (90.1)
         DAC and CIP fair value adjustments                      (112.9)           (75.2)
         Deferred federal income taxes                            (18.9)           (15.3)
         Other, net                                                (1.4)            (0.6)
                                                            ------------------------------

         Net unrealized gains on securities                 $      35.5      $      28.4
                                                            ==============================

2.2      Mortgage Loans on Real Estate

         Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, Franklin generally requires loan-to-value ratios of 75% or less, based on our credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

          In millions                                      2001             2000
          -------------------------------------------------------------------------
          Geographic distribution
               Atlantic                                $     160.4      $   177.5
               Central                                       204.5          205.8
               Pacific and Mountain                           72.3           91.1
               Allowance for losses                           (3.1)          (3.1)
                                                       ----------------------------

                  Total                                $     434.1      $   471.3
                                                       ============================
          Property type
               Retail                                  $     250.6      $   265.4
               Office                                         98.4          108.5
               Industrial                                     30.3           40.1
               Other                                          57.9           60.4
               Allowance for losses                           (3.1)          (3.1)
                                                       ----------------------------

                  Total                                $     434.1      $   471.3
                                                       ============================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2      Mortgage Loans on Real Estate (continued)

         Allowance. Activity in the allowance for mortgage loan losses was as follows:

         In millions                                     2001        2000         1999
         -------------------------------------------------------------------------------
         Balance at January 1                         $    3.1    $    3.2    $     3.7
          Net change in allowance *                          -        (0.1)        (0.5)
                                                    ------------------------------------

          Balance at December 31                      $    3.1    $    3.1    $     3.2
                                                    ====================================

         * Charged to realized investment gains (losses).

         Impaired Loans. Impaired mortgage loans were $3.3, zero, and $1.3 million at December 31, 2001, 2000, and 1999, respectively. Interest income related to impaired loans was $0.4 in 2001 and zero in 2000 and 1999.

2.3 Investment Income

         Income investment was as follows:

         In millions                                2001           2000           1999
         ----------------------------------------------------------------------------------
         Fixed maturity securities               $    389.0     $    393.7     $     427.1
         Mortgage loans on real estate                 40.2           43.2            47.8
         Policy loans                                  21.9           21.1            19.8
         Other                                          2.9           22.5             9.3
                                                 ------------------------------------------
              Gross investment income                 454.0          480.5           504.0
         Investment expense                             6.8            5.9             7.6
                                                 ------------------------------------------
              Net investment income              $    447.2     $    474.6      $    496.4
                                                 ==========================================

         The carrying amount of investments that produced no investment income during 2001 totaled $80.4 million, or less than 1.5% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

         Derivative financial instruments related to investment securities did not have a material effect on net investment income in 2001, 2000, or 1999.

2.4 Realized Investment Gains (Losses)

         Realized investment gains (losses), net of DPAC and CIP amortization, were as follows:

         In millions                                             2001         2000          1999
         ------------------------------------------------------------------------------------------
         Fixed maturity securities
             Gross gains                                    $   34.4      $     6.4     $     28.4
             Gross losses                                      (57.7)         (35.9)         (19.8)
                                                            ---------------------------------------
                Total fixed maturity securities                (23.3)         (29.5)           8.6
                                                            ---------------------------------------
         Equity securities
             Gross losses                                          -           (0.3)          (0.2)
         Mortgage loans on real estate                          (0.1)           0.3           (0.3)
         Real estate                                            (0.4)          (1.6)          (0.1)
         Other long-term investments                            (1.1)          (0.3)           0.5
         Fair value adjustments in equity partnerships          (3.3)           3.6              -
          DPAC/CIP amortization and investment
            expense                                             (7.6)          17.9           (5.5)
                                                            ---------------------------------------
                Investment gains (losses)                   $  (35.8)     $    (9.9)    $      3.0
                                                            =======================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.4      Realized Investment Gains (Losses) (continued)

         Voluntary sales of investments resulted in the following realized gains (losses):

                                                                               Realized
                                                                     -------------------------
         In millions                 Category            Proceeds        Gains        Losses
         -------------------------------------------------------------------------------------
                 2001         Available-for-sale     $   2,123.2    $    27.5     $   (16.1)
         =====================================================================================
                 2000         Available-for-sale     $     836.3    $     6.4     $   (28.8)
         =====================================================================================
                 1999         Available-for-sale     $   1,029.4    $    28.4     $   (17.9)
         =====================================================================================

2.5      Investments on Deposit

         At December 31, 2001 and 2000, bonds and other investments with a carrying value of $19.0 million and $18.3 million, respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.6      Investment Commitments and Restrictions

         Franklin is committed to make $22.2 million of additional cash infusions to its limited partnership investments under the terms of the partnership agreements.

         Franklin is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, Franklin's largest investment in any one entity other than U.S. government obligations and related party amounts was $52.5 million and $53.3 million, respectively.

3.       Deferred Policy Acquisition Costs (DPAC)

         Activity in DPAC was as follows:

         In millions                                              2001           2000             1999
         ------------------------------------------------------------------------------------------------
         Balance at January 1                                 $   186.8      $    220.7      $    143.0
         Deferrals                                                 29.8            43.9            46.7
         Accretion of interest                                     14.5            14.2            11.3
         Amortization                                             (38.6)          (37.1)          (35.0)
         Effect of unrealized (gains) losses on securities         (8.8)          (59.0)           55.5
         Effect of realized investment losses (gains)              (1.5)            4.1            (0.8)
                                                             --------------------------------------------
         Balance at December 31                               $   182.2      $    186.8      $    220.7
                                                             ============================================

4.       Cost of Insurance Purchased (CIP)

         Activity in CIP was as follows:

         In millions                                              2001            2000           1999
         -----------------------------------------------------------------------------------------------
         Balance at January 1                                $     345.7      $   400.7      $   228.5
         Accretion of interest                                      28.4           36.3           38.4
         Additions                                                   6.8            8.4           10.5
         Amortization                                              (44.9)         (59.9)         (96.2)
         Effect of unrealized (gains) losses on securities         (28.9)         (54.8)         224.6
         Effect of realized investment losses (gains)               (5.1)          15.0           (3.4)
         Other changes                                                 -              -           (1.7)
                                                             -------------------------------------------
         Balance at December 31                              $     302.0      $   345.7      $   400.7
                                                             ===========================================

         CIP amortization, net of interest accretion and additions, expected to be recorded in each of the next five years is $16.2 million, $17.9 million, $16.8 million, $15.4 million and $15.1 million.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 5.      Income Taxes

         For the period from January 1, 2001 to August 29, 2001, Franklin will file a life/life consolidated federal income tax return with AMFLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

         As previously stated, American General was acquired by AIG on August 29, 2001. For the period August 30, 2001 to December 31, 2001, Franklin will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. Franklin has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge Franklin a greater portion of the consolidated tax liability than would have been paid by Franklin had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse Franklin for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

         A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                                      2001          2000             1999
                                                  --------------------------------------------
         Federal income tax rate                     35.0 %         35.0 %           35.0 %
         Tax-exempt investment income                (0.5)          (0.7)            (0.7)
         State taxes, net                             1.0            0.6              0.4
         Tax credits                                 (2.9)             -                -
         Other                                       (1.0)          (0.4)            (0.4)
                                                  --------------------------------------------
         Effective tax rate                          31.6 %         34.5 %           34.3 %
                                                  ============================================

5.1      Deferred Tax Liabilities

         Components of deferred tax liabilities and assets, included in income tax liabilities on the balance sheet, at December 31 were as follows:

         In millions                                               2001            2000
         ----------------------------------------------------------------------------------
         Deferred tax liabilities, applicable to:
               DPAC and CIP                                     $    116.8       $   131.9
               Basis differential of investments                      50.8            29.3
               Other                                                  14.6            16.8
                                                                ---------------------------
                  Total deferred tax liabilities                     182.2           178.0
                                                                ---------------------------

         Deferred tax assets, applicable to:
               Policy reserves                                      (119.0)         (116.3)
               Participating policyholders' interests                (57.3)          (62.6)
               Postretirement benefits                                (2.3)           (2.6)
               Basis differential of investments                      (3.0)           (1.4)
               Litigation settlement costs                            (0.7)           (1.0)
               Other                                                 (18.8)          (11.4)
                                                                ---------------------------
                  Total deferred tax assets                         (201.1)         (195.3)
                                                                ---------------------------
         Net deferred tax asset                                 $    (18.9)      $   (17.3)
                                                                ===========================

         Franklin expects adequate future taxable income to realize the deferred tax assets. Accordingly, no valuation allowance is considered necessary.

                       THE FRANKLIN LIFE INSURANCE COMPANY

         A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $200 million at December 31, 2001. At current corporate income tax rates, the associated tax is approximately $70 million. We have not recorded these deferred income taxes because we do not expect to make any distributions.

5.2      Taxes Paid

         Income taxes paid were as follows:

         In millions                          2001          2000          1999
         -----------------------------------------------------------------------
         Federal                            $   72.0      $  56.3       $  24.3
         State                                   1.9          1.4           1.7

6.       Benefit Plans

6.1      Pension Plans

         Most Franklin employees are covered by American General's non-contributory defined benefit pension plan. Pension benefits are based on the participant's compensation and length of credited service.

         At December 31, 2001, the plans' assets were invested as follows: (1) 63% in equity mutual funds managed outside the American General group;
         (2) 30% in fixed income mutual funds managed by one of American General's subsidiaries; and (3) 7% in American General common stock. The benefit plans have purchased annuity contracts from various American General subsidiaries to provide approximately $56.2 million of future annual benefits to certain American General retirees.

         American General's funding policy is to contribute annually no more than the maximum amount deductible for Federal income tax purposes. Franklin's portion of the funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

         In millions                                          2001            2000          1999
         -------------------------------------------------------------------------------------------
         Projected benefit obligation (PBO)                $      19.5     $    18.0      $   34.7
         Plan assets at fair value                                15.5          24.2          56.2
                                                           -----------------------------------------
             Funded status (underfunded)                          (4.0)          6.2          21.5
         Other unrecognized items, net                            17.4           9.9          (6.2)
                                                           -----------------------------------------
             Prepaid pension expense                       $      13.4     $    16.1      $   15.3
                                                           =========================================

         2000 and subsequent amounts were affected by the transfer of certain Franklin employees to the American General Shared Services Company.

         The components of pension expense and underlying assumptions were as follows:

         In millions                                          2001            2000          1999
         -------------------------------------------------------------------------------------------
         Service cost (benefits earned)                    $      0.1     $      0.2      $    1.0
         Interest cost                                            1.3            1.4           2.6
         Expected return on plan assets                          (1.9)          (2.5)         (5.0)
         Recognized net actuarial loss                            0.3              -              -
                                                           -----------------------------------------
             Pension income                                $     (0.2)    $     (0.9)     $   (1.4)
                                                           =========================================

         Discount rate on benefit obligation                     7.25 %         8.00 %        7.75 %
         Rate of increase in compensation levels                 4.25 %         4.50 %        4.25 %
         Expected long-term rate of return on plan assets       10.35 %        10.35 %       10.35 %

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.2      Postretirement Benefits Other Than Pensions

         Under the American General Voluntary Employee Benefit Account Plan
         (VEBA), Franklin has life, medical, supplemental major medical, and dental benefits for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. Franklin reserves the right to change or eliminate these benefits at any time.

         The American General life plans are insured through December 31, 2002. The majority of the American General retiree medical and dental plans are unfunded and self-insured. Franklin's portion of the accrued liability for postretirement benefits was $5.3 million and $6.6 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans. Franklin's portion of the postretirement benefit expense was $0.6 million, $0.7 million, and $0.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

         For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2001. The rate was assumed to remain unchanged through 2003 and then decrease to 7.5% for 2004 and 5.0% thereafter.

7.       Fair Value of Financial Instruments

         Carrying amounts and fair values for certain of Franklin's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of Franklin's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                                 2001                          2000
                                                    ------------------------------------------------------------
                                                       Carrying          Fair        Carrying           Fair
         In millions                                    Amount          Value         Amount           Value
         -------------------------------------------------------------------------------------------------------
         Assets
             Fixed maturity securities                $  4,544.0     $  4,544.0     $  4,780.0       $  4,780.0
             Mortgage loans on real estate                 434.1          460.8          471.3            489.1
             Equity securities                               0.1            0.1           83.2             83.2
             Policy loans                                  348.4          348.4          351.7            351.7
             Short-term investments                        123.7          123.7           59.2             59.2
             Assets held in separate accounts              581.2          581.2          669.3            669.3
         Liabilities
             Insurance investment contracts              1,256.6        1,240.1        1,342.7          1,313.5
             Dividend accumulations                        825.0          825.0          817.0            817.0
             Liabilities related to separate
               accounts                                    581.2          581.2          669.3            669.3

         We used the following methods and assumptions to estimate the fair value of financial instruments.

         Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

         Mortgage Loans on Real Estate. We estimated the fair value of mortgage loans primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

         Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate on policy loans was 6.2% in 2001 and 6.3% in 2000.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.       Fair Value of Financial Instruments (continued)

         Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

         Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

         Dividend Accumulations. Fair value disclosed for dividend accumulations equals the amount of dividends payable on demand at the reporting date.

8.       Reinsurance

         Reinsurance premiums included in premiums and other considerations were as follows:

         In millions                                           2001           2000           1999
         -------------------------------------------------------------------------------------------
         Direct premiums and other considerations           $   277.9      $   298.2      $  325.7
         Reinsurance assumed                                     12.2           16.2          12.5
         Reinsurance ceded                                      (26.7)         (25.4)        (34.0)
                                                            ----------------------------------------

               Premiums and other considerations            $   263.4      $   289.0      $  304.2
                                                            ========================================

         Reinsurance recoveries on ceded reinsurance contracts were $20.1 million, $28.4 million, and $18.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of reinsurance receivable (payable) on paid and unpaid losses was ($0.3) million and $4.9 million at December 31, 2001 and 2000, respectively.

9.       Statutory Accounting

         Franklin prepared its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. The use of such permitted practices did not have a material effect on Franklin's statutory equity at December 31, 2001.

         Accounting changed adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statement as changes in accounting principles. The cumulative effect of changes in accounting principles was reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, Franklin and its insurance subsidiary reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $43.1 million as of January 1, 2001. This net amount included an increase in deferred tax assets of $197.0 million offset by a related increase in nonadmitted assets of $153.9 million.

         At December 31, 2001 and 2000, Franklin had statutory shareholder's equity of $477.7 million and $426.6 million, respectively. Statutory net income was $62.7 million, $128.2 million, and $173.6 million for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, Franklin's insurance subsidiary's statutory shareholder's equity was reported as $49.2 million and $43.1 million, respectively. The insurance subsidiary's statutory net loss was $1.3 million, $6.0 million, and $2.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.       Statutory Accounting (continued)

         Generally, Franklin is restricted by the insurance laws of its domiciliary state as to amounts it may pay in the form of dividends, loans, or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2002, loans or advances in excess of $26.3 million and dividends in any twelve-month period aggregating in excess of $62.7 million will require the approval of the Illinois Insurance Department.

10.      Consolidated Statement of Cash Flows

         In addition to the cash activities shown in the consolidated statement of cash flows, the following transactions, occurred:

         In millions                                            2001        2000         1999
         ---------------------------------------------------------------------------------------
         Interest added to annuity and other
           financial products                                $   123.3    $   139.0    $  149.7
                                                             ===================================

11.      Related Party Transactions

         Franklin participates in a short-term intercompany grid borrowing agreement with American General and AIG to maintain its long-term commitments. Franklin borrowed $51.4 million and $1.3 million, and repaid $51.4 million and $1.3 million in 2001 and 2000, respectively. Interest charges on the average borrowings each quarter are based upon the prior month's H.15 30 day average commercial paper rate.

         Franklin holds a 6.75% promissory note for $116 million from AGC Life Insurance Company that will mature in 2005. During 2001, Franklin acquired two 2.64% notes from American General totaling $160 million maturing in 2006. Franklin also holds $8.5 million of 8% non-voting preferred stock of American General Life Insurance Company.

         Franklin has entered into indefinite contracts with affiliates. American General Investment Management performs all investment management services. American General Shared Services Company and American General Enterprise Services provide legal, human resource, and various other administrative services. Total expenses under all service agreements were $75.4 million, $73.3 million and $65.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

12.      Litigation

         Franklin is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on Franklin's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

13.      Guaranty Fund Assessments

         Information about state guaranty fund assessments was as follows:

         In millions                                     2001          2000         1999
         ----------------------------------------------------------------------------------
         Expense, included in operating costs
            and expenses                                $  0.4        $  0.8       $  0.5
         Liability for anticipated assessments             0.6           0.7          1.0
         Receivable for expected recoveries
            against future premium taxes                   0.9*          1.6*         2.7*

         * Changes in state laws could decrease the amount recoverable against future premium taxes.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SUBSEQUENT EVENT

     Effective December 31, 2002 Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American General.

AIG AMERICAN
      GENERAL

                                                                  PRIVACY NOTICE
--------------------------------------------------------------------------------

AIG/American General understands that your privacy is important. You have received this notice in accordance with applicable state and federal laws and because you are a current or potential customer of one of our companies. This notice will help you understand what types of nonpublic personal information we may collect, how we use it and what we do to protect your privacy.

 . Our employees, representatives, agents and selected third parties may collect nonpublic information about you, including:

    -  Information provided to us, such as on applications or other forms
    -  Information about transactions with us, our affiliates or third parties
    - Information from others, such as credit reporting agencies, employers, and federal and state agencies

 . The types of nonpublic personal information that we collect vary according to the products provided and may include your name, address, Social Security number, account balances, income, assets, insurance premiums, coverage and beneficiaries, credit reports, marital status and payment history. We also may collect nonpublic personal health information, such as medical reports, to underwrite insurance policies, administer claims or perform other insurance or related functions.

 . We restrict access to nonpublic personal information to those employees, agents, representatives or third parties who provide products or services to you and who have been trained to handle nonpublic personal information in conformity with this notice.

 . We have policies and procedures that give directions to our employees, and to the agents and representatives acting on our behalf, regarding how to protect and use nonpublic personal information.

 . We maintain physical, electronic and procedural safeguards designed to protect nonpublic personal information.

 . We do not share nonpublic personal information about you except as permitted by law.

 . We may disclose all types of nonpublic personal information YOU DO that we collect, including information regarding your transactions or experiences with us, when needed, to:

    (i) affiliated AIG/American General companies, including the American International Group family of companies, agents, employees, representatives and other third parties as permitted by law; or

   (ii) other financial institutions with whom we have joint marketing agreements.

 . Examples of the types of companies and individuals to whom we may disclose nonpublic personal information include banks, attorneys, trustees, third-party administrators, insurance agents, insurance companies, insurance support organizations, credit reporting agencies, registered broker-dealers, auditors, regulators and reinsurers.

 . Unless authorized by you or by applicable law, we do not share your personally identifiable health information.

 . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG/American General.

 .  You will receive appropriate notice if our privacy policy changes.

 .  Our privacy policy applies to current and former customers.

    THIS PRIVACY NOTICE IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION IN RESPONSE TO THIS NOTICE.

NEW MEXICO AND VERMONT RESIDENTS ONLY:
Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure.

Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.


                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     PART A: None.

     PART B:

I.   Franklin Life Variable Annuity Fund                                Page No.
     -----------------------------------                                --------
     (formerly Franklin Life Variable Annuity Fund A):
     -------------------------------------------------
     Statement of Net Assets and Statement of Operations
         for the year ended December 31, 2001                           1

     Statement of Changes in Net Assets for the years ended
         December 31, 2001 and 2000                                     2

     Notes to Financial Statements                                      3

     Report of Independent Auditors                                     6


II.  AGL Pro-forma Financial Statements                                 Page No.
     ----------------------------------                                 --------
     Introduction                                                       P-1

     Elimination of Inter-company Preferred Stock                       P-1

     Balance Sheet, December 31, 2001                                   P-2

     Income Statement, December 31, 2001                                P-3

     Notes to Unaudited Pro-forma Consolidated Financial Statements     P-4


III. AGL Consolidated Financial Statements                              Page No.
     -------------------------------------                              --------
     Report of Ernst & Young LLP Independent Auditors                   F-1

     Consolidated Balance Sheets as of December 31, 2001 and 2000       F-2

     Consolidated Statements of Income for the years
         ended December 31, 2001, 2000, and 1999                        F-4

       Consolidated Statements of Shareholder's Equity for the years
         ended December 31, 2001, 2000, and 1999                           F-5

       Consolidated Statements of Comprehensive Income for the years
         ended December 31, 2001, 2000, and 1999                           F-6

       Consolidated Statements of Cash Flows for the years
         ended December 31, 2001, 2000, and 1999                           F-7

       Notes to Consolidated Financial Statements                          F-8

IV.  AAL Financial Statements                                              Page No.
     ------------------------                                              --------
       Report of Independent Auditors                                      1

       Balance Sheets-Statutory Basis for the years ended
         December 31,2001 and 2000                                         2

       Statements of Income-Statutory-Basis for the years ended
         December 31, 2001 and 2000                                        4

       Statements of Changes in Capital and Surplus-
         Statutory-Basis                                                   5

       Statements of Cash Flows-Statutory-Basis for the
         Years ended December 31, 2001 and 2000                            6

       Notes to Statutory-Basis Financial Statements                       7

V.  American Franklin Financial Statements                                 Page No.
    --------------------------------------                                 --------
       Report of Independent Auditors                                      F-1

       Statement of Income for the years ended
         December 31, 2001, 2000 and 1999                                  F-2

       Balance Sheet, December 31, 2001 and 2000                           F-3

       Statement of Shareholder's Equity for the years ended
         December 31, 2001, 2000 and 1999                                  F-4

       Statement of Comprehensive Income for the years ended
         December 31, 2001, 2000 and 1999                                  F-4

     Statement of Cash Flows for the years ended
       December 31, 2001, 2000 and 1999                                F-5

     Notes to Financial Statements                                     F-6

VI.  FL Financial Statements                                           Page No.
     -----------------------                                           --------
     Report of Independent Auditors                                    1

     Consolidated Statement of Income for the years ended
       December 31, 2001, 2000 and 1999                                2

     Consolidated Balance Sheet, December 31, 2001 and 2000            3

     Consolidated Statement of Shareholder's Equity for the years
       ended December 31, 2001, 2000 and 1999                          4

     Consolidated Statement of Comprehensive Income for the years
       ended December 31, 2001, 2000 and 1999                          4

     Consolidated Statement of Cash Flows for the years ended
       December 31, 2001, 2000 and 1999                                5

     Notes to Consolidated Financial Statements                        6

     PART C: None

      (b)  Exhibits

     1(a) Resolutions of the Board of Directors of The Franklin Life Insurance Company establishing the Separate Account. (2)

     1(b) Resolutions of the Board of Directors of The Franklin Life Insurance Company renaming the Separate Account. (5)

     1(c) Letter dated June 27, 2002 from American General Life Companies to the Commissioner of Insurance of the Texas Department of Insurance describing, among other things, that the registrant will be maintained under Texas law, post merger. (7)

     1(d) Section 5, the "Governing Law and Name of Surviving Corporation," of the Agreement and Plan of Merger among All American Life Insurance Company, The American Franklin Life Insurance Company, The Franklin Life Insurance Company and

            American General Life Insurance Company, dated as of June 24, 2002, including Section 5.2, the "Governing Law Regarding the Maintenance of Separate Accounts." (7)

     2      Not applicable.

     3(a) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (10)

     3(b)   Form of Selling Group. (7)

     4(a) Specimen copy of Form 1170, deferred periodic payment variable annuity contract. (2)

     4(b) Specimen copy of Form 1171, single payment deferred variable annuity contract. (2)

     4(c) Specimen copy of Form 1172, single payment immediate life variable annuity contract. (2)

     4(d) Specimen copy of Form 1173, single payment immediate life variable annuity contract with guaranteed period. (2)

     4(e) Specimen copy of Form 1174, single payment immediate joint and last survivor life variable annuity contract. (2)

     4(f) Specimen copy of Forms 1170, 1171, 1172, 1173 and 1174 when such contracts are issued to variable annuitants in the State of Texas.
            (2)

     4(g) Specimen copy of Form 1180, deferred periodic payment variable annuity contract. (5)

     4(h)   Waiver of Minimum Payment Provision in Form 1180. (5)

     4(i) Specimen copy of Form 1181, single payment deferred variable annuity contract. (5)

     4(j) Specimen copy of Form 1182, single payment immediate life variable annuity contract. (5)

     4(k) Specimen copy of Form 1183, single payment immediate life variable annuity contract with guaranteed period. (5)

     4(l) Specimen copy of Form 1184, single payment immediate joint and last survivor life variable annuity contract. (5)

     4(m) Specimen copy of endorsement to Forms 1180, 1181, 1182, 1183, and 1184 when such contracts are issued to variable annuitants in the State of Texas. (5)

     4(n) Specimen copy of Form 1175, periodic payment deferred variable annuity contract. (5)

     4(o) Specimen copy of Form 1176, single payment deferred variable annuity contract. (5)

     4(p) Specimen copy of Form 1177, single payment immediate life variable annuity contract. (5)

     4(q) Specimen copy of Form 1178, single payment immediate life variable annuity contract with guaranteed period. (5)

     4(r) Specimen copy of Form 1179, single payment immediate joint and last survivor life variable annuity contract. (5)

     4(s) Specimen copy of Form 4840 attached as endorsement to Forms 1175, 1176, 1177, 1178 and 1179. (5)

     4(t)   Specimen copy of Form 6012 for use as endorsement to Form 1175. (5)

     4(u) Specimen copy of Form 6275-A attached as endorsement to Forms 1175, 1176, 1177, 1178 and 1179 when such contracts are issued to variable annuitants in the State of Texas. (5)

     4(v) Specimen copy of Form 6296 attached as endorsement to Forms 1175, 1176, 1177, 1178 and 1179 when such contracts are issued to variable annuitants in the State of New Jersey. (5)

     4(w)   Assumption Certificate. (7)

     5(a) The applications for the various forms of variable annuity contracts set forth in Exhibit 4 are included as parts of the respective contract forms.

     5(b) Form of Annuity Service Request Form, Form No. L 5858 Rev1202. (Filed herewith)

     5(c) Form of Annuity Maturity Service Request Form, Form No. L 5539 Rev1202. (Filed herewith)

     5(d) Form of Annuity IRS Distributions Request Form, Form No. L 8897 Rev1202. (Filed herewith)

      5(e) Form of Change of Beneficiary Form, Form No. AGLC 8876 Rev1202. (Filed herewith)

      6(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (1)

       (b) By-Laws of American General Life Insurance Company, adopted January 22, 1992. (3)

       (c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (4)

      7         Not Applicable.

      8(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies (formerly American General Independent Producer Division). (6)

      8(b)(1) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

      8(b)(2) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (7)

      8(c)(1) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

      8(c)(2) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (7)

      8(d)(1) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (8)

      8(e)(1) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (8)

      8(f)(1) Form of Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (9)

      8(f)(2) Form of Amendment No. 5 to Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company. (8)

      8(f)(3) Form of Amendment No. 8 to Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company. (7)

      9         Not Applicable.

      10(a)     Consent of Independent Auditors. (Filed herewith)

      10(b) Opinion & Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

      11        Not Applicable.

      12        Not Applicable.

      13        Not Applicable.

      14        Not Applicable.

      27        Not Applicable.

--------------------------------

(1) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(2) Incorporated by reference to Registrant's Registration Statement (File No. 333-70813) on Form N-14 filed on January 20, 1999.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(4) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(5) Incorporated by reference to Post-Effective Amendment No. 47 to Form N-4 Registration Statement (File No. 002-36394) of The Franklin Life Insurance Company Annuity Fund A filed on April 30, 1999.

(6) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 033-44745) of American General Life Insurance Company Separate Account a filed on April 24, 1998.

(7) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(9) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(10) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below:

Name and Principal                    Positions and Offices with Depositor
 Business Address                     American General Life Insurance Company
-----------------                     ---------------------------------------

Rodney O. Martin, Jr.                 Director and Chairman of the Board
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff                   Director
125 Broad Street
New York, NY 10004

David J. Dietz                        Director, Vice Chairman and Senior Vice
830 Third Avenue                      President - Corporate Markets Group
New York, NY 10022

Name and Principal               Positions and Offices with Depositor
 Business Address                American General Life Insurance Company
-----------------                ---------------------------------------
Robert F. Herbert, Jr.           Director, Senior Vice President, Treasurer and
2727-A Allen Parkway             Controller
Houston, TX 77019

David L. Herzog                  Director, Executive Vice President and Chief
2929 Allen Parkway               Financial Officer
Houston, TX 77019

Royce G. Imhoff, II              Director and President
2929 Allen Parkway
Houston, TX 77019

R. Kendall Nottingham            Director
70 Pine Street
New York, NY 10270

Nicholas A. O'Kulich             Director
70 Pine Street
New York, NY 10270

Gary D. Reddick                  Director and Executive Vice President
2929 Allen Parkway
Houston, TX 77019

James A. Galli                   Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta                Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley                 Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Wayne A. Barnard                 Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein              Senior Vice President and Chief Actuary
2727 A Allen Parkway
Houston, TX 77019

Name and Principal               Positions and Offices with Depositor
 Business Address                American General Life Insurance Company
-----------------                ---------------------------------------
Pauletta P. Cohn                 Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

William F. Guterding             Senior Vice President
830 Third Avenue
New York, NY 10022

Kyle L. Jennings                 Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson                Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Simon J. Leech                   Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major                    Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon                  Vice President
2727-A Allen Parkway
Houston, Texas 77019

Michael B. Boesen                Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark E. Bolding                  Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
 Business Address            American General Life Insurance Company
------------------           ---------------------------------------

Farideh N. Farrokhi          Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette          Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 7019

Joel H. Hammer               Vice President
1 Chase Manhattan Place
New York, NY 10005

Keith C. Honig               Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Susan Howard                 Vice President
2727-A Allen Parkway
Houston, Texas 77019

Gary J. Kleinman             Vice President and Real Estate Investment Officer
1 Chase Manhattan Place
New York, NY 10005

Laura W. Milazzo             Vice President
2727 Allen Parkway
Houston, TX 7019

W. Larry Mask                Vice President, Real Estate Investment Officer and
2777 Allen Parkway           Assistant Secretary
Houston, TX 77019

Gordon S. Massie             Vice President
2929 Allen Parkway
Houston, TX 77019

Deanna D. Osmonson           Vice President and Chief Compliance Officer
2929 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.         Vice President, Real Estate Investment Officer and
2929 Allen Parkway           AssistantSecretary
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
 Business Address            American General Life Insurance Company
------------------           ---------------------------------------

Kirsten M. Pedersen          Vice President
2929 Allen Parkway
Houston, TX 77019

Dennis H. Roberts            Vice President
2929 Allen Parkway
Houston, TX 77019

David M. Robinson            Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben           Vice President
#1 Franklin Square
Springfield, IL 62713

Kristen Sather               Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott             Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

James P. Sennett             Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires               Vice President
2727-A Allen Parkway
Houston, TX 77019

James P. Steele              Vice President
205 E. 10/th/ Street
Amarillo, TX 79101

Robert E. Steele             Vice President
205 E. 10/th/ Street
Amarillo, TX 79101

Dan E. Trudan                Vice President
#1 Franklin Square
Springfield, IL 62713

Name and Principal           Positions and Offices with Depositor
 Business Address            American General Life Insurance Company
------------------           ---------------------------------------

Nancy R. Yasso               Vice President
2727-A Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck            Secretary
70 Pine Street
New York, NY 10270


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

   Listing of All Persons Directly or Indirectly Controlled By or Under Common
       Control with American General Life Insurance Company, the Depositor of Registrant

==================================================================================================================================
                                                                                                                       % of
                                                                                                                       Voting
                                                                                                                     Securities
                                                                                                                      Owned by
                                                                                                                        its
                                                                                                 Jurisdiction of      Immediate
Name of Corporation*                                                                              Incorporation        Parent
==================================================================================================================================
American General Corporation                                                                          Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
      AGC Life Insurance Company                                                                     Missouri           100%
----------------------------------------------------------------------------------------------------------------------------------
           AIG Annuity Insurance Company                                                              Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                American General Assignment Corporation                                               Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                American General Distributors, Inc.                                                  Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                AIG Fixed Annuity Marketing Group, Inc.                                              Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
           AIG Life of Bermuda, Ltd.                                                                 Bermuda            100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Life and Accident Insurance Company                                     Tennessee           100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Life Insurance Company                                                    Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                American General Annuity Service Corporation                                          Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                American General Enterprise Services, LLC                                            Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                American General Equity Services Corporation                                         Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                      American General Securities Incorporated                                        Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency, Inc.                 Missouri           100%
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency of Alabama,           Alabama            100%
                                                Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency of Georgia,           Georgia            100%
                                                Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency of Hawaii, Inc.        Hawaii            100%
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency of                 Massachusetts         100%
                                                Massachusetts, Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                             American General Insurance Agency of Nevada, Inc.        Nevada            100%
----------------------------------------------------------------------------------------------------------------------------------
                American General International Investments, Inc.                                     Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================
                                                                                                                       % of
                                                                                                                       Voting
                                                                                                                     Securities
                                                                                                                      Owned by
                                                                                                                        its
                                                                                                 Jurisdiction of      Immediate
Name of Corporation*                                                                              Incorporation        Parent
==================================================================================================================================
                American General Life Companies, LLC                                                  Delaware            100%
----------------------------------------------------------------------------------------------------------------------------------
                The Variable Annuity Life Insurance Company                                           Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                      VALIC Financial Advisors, Inc.                                                  Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                      VALIC Retirement Services Company                                               Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                      VALIC Trust Company                                                             Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                      PESCO Plus, Inc.                                                               Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                      American General Gateway Services, L.L.C.                                      Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                      Parkway 1999 Trust                                                             Maryland           100%
----------------------------------------------------------------------------------------------------------------------------------
                                    American General Assignment Corporation of New York              New York           100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Property Insurance Company**                                            Tennessee          51.85%
----------------------------------------------------------------------------------------------------------------------------------
                           American General Property Insurance Company of Florida                    Florida            100%
----------------------------------------------------------------------------------------------------------------------------------
           North Central Life Insurance Company                                                     Minnesota           100%
----------------------------------------------------------------------------------------------------------------------------------
           The Old Line Life Insurance Company of America                                           Wisconsin           100%
----------------------------------------------------------------------------------------------------------------------------------
                  The United States Life Insurance Company in the City of New York                   New York           100%
----------------------------------------------------------------------------------------------------------------------------------
      American General Assurance Company                                                             Illinois           100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Indemnity Company                                                        Nebraska           100%
----------------------------------------------------------------------------------------------------------------------------------
           USLIFE Credit Life Insurance Company of Arizona                                           Arizona            100%
----------------------------------------------------------------------------------------------------------------------------------
      American General Bancassurance Services, Inc.                                                  Illinois           100%
----------------------------------------------------------------------------------------------------------------------------------
      American General Finance, Inc.                                                                 Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
           A.G. Financial Service Center, Inc.                                                         Utah             100%
----------------------------------------------------------------------------------------------------------------------------------
           AGF Investment Corp.                                                                      Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Auto Finance, Inc.                                                       Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Finance Corporation                                                      Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
                Merit Life Insurance Co.                                                             Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
                The National Life and Accident Insurance Company                                      Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
                      CommoLoCo, Inc.                                                              Puerto Rico          100%
----------------------------------------------------------------------------------------------------------------------------------
                Service Bureau of Indiana, Inc.                                                      Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
                Yosemite Insurance Company                                                           Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Financial Center, Inc.                                                   Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Financial Center, Incorporated                                           Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Financial Center Thrift Company                                         California          100%
----------------------------------------------------------------------------------------------------------------------------------
           American General Financial Services of Alabama, Inc.                                      Alabama            100%
----------------------------------------------------------------------------------------------------------------------------------
           HAS Residential Mortgage Services of Texas, Inc.                                          Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
           Thrift, Incorporated                                                                      Indiana            100%
----------------------------------------------------------------------------------------------------------------------------------
      American General International, Inc.                                                           Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
      American General Investment Management Corporation                                             Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
      American General Realty Investment Corporation                                                  Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
           AGLL Corporation                                                                          Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
                AG Land Associates, LLC                                                             California          100%
----------------------------------------------------------------------------------------------------------------------------------
      Green Hills Corporation                                                                        Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
      Knickerbocker Corporation                                                                       Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
           American Athletic Club, Inc.                                                               Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
           2929 Allen Parkway Venture, L.P.                                                           Texas             100%
----------------------------------------------------------------------------------------------------------------------------------
      Pavilions Corporation                                                                          Delaware           100%
----------------------------------------------------------------------------------------------------------------------------------
      USLIFE Real Estate Services Corporation                                                         Texas             100%
----------------------------------------------------------------------------------------------------------------------------------

     * Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

     ** Also owned 48.15% by American General Life and Accident Insurance
     Company.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-02-003222, filed April 1, 2002.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of November 27, 2002, there were 3,006 owners of Contracts of the class covered by this registration statement, 2,773 Qualified Contracts and 233 Non-Qualified Contracts.

ITEM 28. INDEMNIFICATION

     Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

     Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or (c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

     Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

     Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account VA-2, American General Life Insurance Company Separate Account A and American General Life Insurance Company Separate Account D, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL, American General Life Insurance Company Separate Account VUL-2 and American General Life Insurance Company Separate Account VL-R, which offer interests in flexible premium variable life insurance policies.

     (b) The directors and principal officers of the principal underwriter are:

Name and Principal            Positions and Offices with Underwriter
 Business Address             American General Equity Services Corporation
-----------------             --------------------------------------------

J. Andrew Kalbaugh            Director, Chairman, Chief Executive Officer and
2727 Allen Parkway            President
Houston, TX 77019

Sander J. Ressler             Director, Vice President, Chief Compliance Officer
2727 Allen Parkway            and Secretary
Houston, TX 77019

Rodney O. Martin, Jr.         Vice Chairman
2929 Allen Parkway
Houston, TX 77019

Larry Blews                   Vice President
2727 Allen Parkway
Houston, TX 77019

James B. Brown                Vice President
2727 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.        Vice President
2727-A Allen Parkway
Houston, TX 77019

Lucille S. Martinez           Vice President
2727 Allen Parkway
Houston, TX 77019

Kathy Keith                   Treasurer
#1 Franklin Square
Springfield, IL 62713

Peter K. Lathrop              Tax Officer
70 Pine Street
New York, NY 10270

Pauletta P. Cohn              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Name and Principal            Positions and Offices with Underwriter
 Business Address             American General Equity Services Corporation
-----------------             --------------------------------------------

Steven A. Glover              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore              Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019


(c) Not Applicable.

ITEM 30. LOCATION OF RECORDS

     All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

ITEM 31. MANAGEMENT SERVICES

    Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement; C) to deliver any Statement and any financial statements required to be made available under this form promptly upon written or oral request.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VA-2, has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 30th day of December, 2002.

                                        AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY
                                        SEPARATE ACCOUNT VA-2
                                        (Registrant)

                                   BY:  AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY
                                        (On behalf of the Registrant and itself)




                                   BY:  /s/  ROBERT F. HERBERT, JR.
                                        -------------------------------
                                             Robert F. Herbert, Jr.
                                             Senior Vice President

[SEAL]

ATTEST: /s/  LAUREN W. JONES
        ------------------------
             Lauren W. Jones
             Assistant Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                    Title                  Date
---------                                    -----                  ----

/s/  RODNEY O. MARTIN, JR.           Director and Chairman     December 30, 2002
-----------------------------
Rodney O. Martin, Jr.


/s/  DAVID L. HERZOG                 Director and Chief        December 30, 2002
-----------------------------        Financial Officer
David L. Herzog


/s/  ROYCE G. IMHOFF, II             Director and President    December 30, 2002
-----------------------------
Royce G. Imhoff, II


/s/  M. BERNARD AIDINOFF             Director                  December 30, 2002
-----------------------------
M. Bernard Aidinoff


/s/  DAVID J. DIETZ                  Director                  December 30, 2002
-----------------------------
David J. Dietz


/s/  ROBERT F. HERBERT, JR.          Director                  December 30, 2002
-----------------------------
Robert F. Herbert, Jr.


/s/  R. KENDALL NOTTINGHAM           Director                  December 30, 2002
-----------------------------
R. Kendall Nottingham


/s/  NICHOLAS A. O'KULICH            Director                  December 30, 2002
-----------------------------
Nicholas A. O'Kulich


/s/  GARY D. REDDICK                 Director                  December 30, 2002
-----------------------------
Gary D. Reddick

                                  EXHIBIT INDEX

5(b)       Form of Annuity Service Request Form, Form No. L 5858 Rev1202.

5(c)       Form of Annuity Maturity Service Request Form, Form No. L 5539
           Rev1202.

5(d)       Form of Annuity IRS Distributions Request Form, Form No. L 8897
           Rev1202.

5(e)       Form of Change of Beneficiary Form, Form No. AGLC 8876 Rev1202.

10(a)      Consent of Independent Auditors - Ernst & Young, LLP.

10(b) Opinion & Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

                                       E-1